ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


07076151

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

United Financial Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001405049
(Registrant's CIK Number)

Exhibit 99.3.1 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-144245
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Springfield, Commonwealth of Massachusetts, on September 13, 2007.

UNITED FINANCIAL BANCORP, INC.

By: 

Richard B. Collins
President and Chief Executive Officer

Exhibit 99.3.1

PRO FORMA VALUATION REPORT
UNITED FINANCIAL BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
UNITED BANK

West Springfield, Massachusetts

Dated as Of:
August 31, 2007

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

August 31, 2007

Board of Directors
United Mutual Holding Company
United Financial Bancorp, Inc.
United Bank
95 Elm Street
West Springfield, Massachusetts 01089

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by United Financial Bancorp, Inc., West Springfield, Massachusetts ("United Financial" or the "Company") in connection with the mutual-to-stock conversion of United Mutual Holding Company (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 53.83% of the common stock of United Financial (the "MHC Shares"), the mid-tier holding company for United Bank, West Springfield, Massachusetts (the "Bank"). The remaining 46.17% of United Financial's common stock is owned by public stockholders. United Financial, which commenced operations as a public company in July 2005, owns 100% of the common stock of the Bank. It is our understanding that a newly formed holding company, also named United Financial Bancorp, Inc. will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering and/or a syndicated community offering to members of the local communities served and the public at large.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC").

Plan of Conversion

On May 17, 2007, the respective Boards of Directors of the MHC, the Company and the Bank adopted the plan of conversion and reorganization, pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion, United Financial, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name, United Financial Bancorp, Inc. As part of the conversion, the

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Company will sell shares of common stock in an offering that will represent the ownership interest in United Financial currently owned by the MHC (53.83%). The Company will also issue shares of its common stock to the public stockholders of United Financial pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued United Financial common stock as owned immediately prior to the conversion.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of United Financial Bancorp, the Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of United Financial Bancorp, the Bank and the MHC that has included a review of audited financial information for fiscal years ended December 31, 2002 through 2006 and interim financial results through June 30, 2007, a review of various unaudited information and internal financial reports through June 30, 2007, and due diligence related discussions with United Financial's management; Grant Thornton LLP, United Financial's independent auditor; Luse Gorman, Pomerenk & Schick, P.C., United Financial's conversion counsel; and Keefe, Bruyette & Woods, Inc., United Financial's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which United Financial operates and have assessed United Financial's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on United Financial and the industry as a whole. We have analyzed the potential effects of the stock conversion on United Financial's operating characteristics and financial performance as they relate to the pro forma market value of United Financial. We have analyzed the assets held by the MHC, which will be consolidated with United Financial's assets and equity pursuant to the completion of conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared United Financial's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on United Financial's representation that the information contained in the regulatory applications and additional information furnished to us by United Financial and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by United Financial, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of United Financial. The valuation considers United Financial only as a going concern and should not be considered as an indication of United Financial's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for United Financial and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of United Financial's stock alone. It is our understanding that there are no current plans for selling control of United Financial following completion of the second-step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which United Financial's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 31, 2007, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in United Financial, and (2) exchange shares issued to existing public shareholders of United Financial, was $208,992,550 at the midpoint, equal to 20,899,255 shares at a per share value of $10.00. Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $112,500,000, equal to 11,250,000 shares at $10.00 per share. The offering range includes a minimum value of $95,625,000, equal to 9,562,500 shares at $10.00 per share (85.0% of the midpoint) and a maximum value of $129,375,000, equal to 12,937,500 shares at

$10.00 per share (115.0% of the midpoint). In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $148,781,250, equal to 14,878,125 shares at $10.00 per share, without requiring a resolicitation.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of United Financial stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in United Financial equal to 46.17% as of June 30, 2007. The exchange ratio to be received by the existing minority shareholders of United Financial will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.04056 shares, 1.22419 shares, 1.40782 shares and 1.61900 shares of newly issued shares of United Financial stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of United Financial immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market following the completion of the second-step offering.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of United Financial as of June 30, 2007, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of United Financial and the exchange of the public shares for newly issued shares of United Financial common stock as a full public company was determined independently by the Boards of Directors of the MHC, United Financial and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of United Financial, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of United Financial's stock offering.

Respectfully submitted,
RP FINANCIAL, LC.



William E. Pommerening
Chief Executive Officer



James J. Oren
Senior Vice President

TABLE OF CONTENTS
UNITED FINANCIAL BANCORP, INC.
West Springfield, Massachusetts

TABLE OF CONTENTS
UNITED FINANCIAL BANCORP, INC.
West Springfield, Massachusetts
(continued)

DESCRIPTION	PAGE NUMBER

LIST OF TABLES
UNITED FINANCIAL BANCORP, INC.
West Springfield, Massachusetts

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

United Financial serves the southern portion of western Massachusetts through the main office and twelve branch offices. The Company's branch network covers a two county market area of Hampden County (eleven branches) and Hampshire County (two branches). A map of the Company's branch offices is provided in Exhibit I-1. The Company's wholly-owned subsidiary, United Bank, is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). At June 30, 2007, United Financial had $1.0 billion in assets, $725.8 million in deposits and consolidated equity of $138.6 million, equal to 13.6% of total assets. United Financial's audited financial statements are included by reference as Exhibit I-2.

United Financial is a federal corporation that commenced operations in April 2004 in connection with the regulatory restructuring of the Bank into the mutual holding company form of ownership. Pursuant to the restructuring, the Bank converted from a federal mutual savings bank to a federal mutual holding company structure whereby the Bank became a wholly-owned subsidiary of the Company, which is a majority owned subsidiary of United Mutual Holding Company. In July 2005, the Company and the Bank completed a minority public offering whereby the Company sold 7,671,973 shares of common stock to the public and issued 9,189,722 shares to the MHC. The shares were sold and issued at a per share value of $10.00.

Plan of Conversion and Reorganization

On May 17, 2007, the respective Boards of Directors of the MHC, the Company and the Bank adopted the plan of conversion and reorganization, pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion, United Financial, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name, United Financial Bancorp, Inc. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in United Financial currently owned by the MHC (53.83%). The Company will also issue shares of its common stock to the public stockholders of United Financial pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued United Financial common stock as owned immediately prior to the conversion.

Strategic Overview

In the past few fiscal years, the primary aspects of the Company's current business strategy have included operating as a community oriented financial institution, with United Financial striving to meet the business and personal financial services needs of the communities in which it operates. The Company's operating strategy has been and will continue to include the goal of expanding the branch office network (the two newest branch office facilities were opened in 2006). Currently operating from thirteen offices, the Company intends to continue to evaluate new branch opportunities, which could be gained through either acquisition of other financial institutions or through de novo branching. This would permit expansion of the primary market area and allow for a higher level of service to current and new customers. United Financial also has in place a strategy to increase lending activities in the areas of commercial real estate and commercial and industrial lending, as a means of increasing revenue and improving interest rate risk, among other benefits. The lending capabilities in this area have been expanded over the past 10 years, with additional experienced personnel hired, and further expansion is expected to require additional staff in this area. The additional capital raised as part of the second step offering will also permit the Bank to originate larger balance loans and service borrowers with larger lending needs.

The Company's strategies also include programs to maintain low levels of non-performing assets, through adequate lending policies and procedures, along with sufficient dedication to asset management and collection efforts. Furthermore, United Financial intends to increase the level of lower cost core deposits, including non-interest bearing checking accounts. The core deposit accounts are beneficial from an interest cost and interest rate risk management perspective. Finally, United Financial intends to continue increasing and diversifying the sources of non-interest income. Current sources include the United Wealth Management Group, a division of the Bank, which offers customers a complete range of non-deposit investment products and financial planning services, including mutual funds, bonds, equity and government securities, insurance products, fixed and variable annuities financial planning and estate planning services.

The Company's Board of Directors has elected to complete a second step public stock offering to improve the competitive position of United Financial. The capital realized from the stock offering will increase the operating flexibility and overall financial strength of United Financial. The additional capital realized from stock proceeds will increase liquidity and leverage capacity to support funding of future loan growth and other interest-earning assets. United Financial's higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, through enhancing the Company's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Company's future funding needs, which may facilitate a reduction in United Financial's funding costs. Additionally, United Financial's higher equity-to-assets ratio will also better position the Company to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Company or nearby surrounding markets, including the possible extension of the branch network into nearby markets in northern Connecticut. The Company will also be positioned better to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position. The projected uses of proceeds are highlighted below.

- o United Financial. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

- o United Bank. At least 50% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund growth of loans and investments.

Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with United Financial's operations. The Company has acknowledged that it intends to operate with excess capital in the near term, operating with a below market return on equity ("ROE"), until such time as the new capital can be leveraged in a safe and sound manner over an extended period of time.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data for the past five fiscal years and as of June 30, 2007. From December 31, 2002 to June 30, 2007, United Financial's assets increased at an 11.6% annual rate. Asset growth was channeled into both the loan and investment securities portfolios, and funded with deposits, borrowings and retained earnings. A summary of United Financial's key operating ratios for the past five fiscal years is presented in Exhibit I-3.

United Financial's loans receivable portfolio increased at a 12.8% annual rate from year end 2002 through June 30, 2007, with the portfolio showing steady growth over that time period. The growth reflects the strategic focus of the Company to build the loan portfolio, the high level of efforts made by the Company to originate loans in the local market area served, and the strategy of retaining essentially all loan originations for portfolio. Overall, the loans receivable balance increased from $463.4 million at year end 2002 to $797.2 million at June 30, 2007. The slightly stronger loan growth rate compared to the asset growth rate served to increase the loans-to-assets ratio from 74.31% at year end 2002 to 77.95% at June 30, 2007. United Financial's increasing emphasis on commercial real estate mortgage, commercial and industrial and construction lending is reflected in its loan portfolio composition, as these three loan types totaled 40.7% of total loans receivable at June 30, 2007, versus 35.5% as of year end 2002. Over the same time period, 1-4 family permanent residential loans, including home equity and home equity lines of credit, declined from 58.44% to 55.52% of total loans receivable. Automobile loans have declined as a proportion of the loan portfolio since 2002, from 5.8% of loans to the current 2.9% at June 30, 2007.

Table 1.1
United Financial Bancorp, Inc.
Historical Balance Sheets

	As of December 31,										As of June 30,		12/31/02-6/30/07 Annualized
	2002		2003		2004		2005		2006		2007		Growth Rate
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Assets	$623,563	100.00%	$737,424	100.00%	$772,008	100.00%	$906,513	100.00%	$1,009,433	100.00%	$1,022,747	100.00%	11.62%
Loans Receivable (net)	463,383	74.31%	497,078	67.41%	569,243	73.74%	630,558	69.56%	756,180	74.91%	797,236	77.95%	12.81%
Mortgage-Backed Securities	60,889	9.76%	123,774	16.78%	101,679	13.17%	114,702	12.65%	109,274	10.83%	113,541	11.10%	14.85%
Cash and Equivalents	38,779	6.22%	16,144	2.19%	23,233	3.01%	15,843	1.75%	25,419	2.52%	20,561	2.01%	-13.15%
Investment Securities	42,090	6.75%	80,837	10.96%	59,169	7.66%	121,676	13.42%	93,478	9.26%	62,203	6.08%	9.07%
Fixed Assets	7,271	1.17%	7,948	1.08%	7,671	0.99%	8,236	0.91%	8,821	0.87%	10,614	1.04%	8.77%
Bank-Owned Life Insurance	5,014	0.80%	5,373	0.73%	5,705	0.74%	6,031	0.67%	6,304	0.62%	6,515	0.64%	5.99%
Real Estate Owned	66	0.01%	39	0.01%	0	0.00%	1,602	0.18%	562	0.06%	0	0.00%	-100.00%
Other Assets	6,071	0.97%	6,231	0.84%	5,308	0.69%	7,865	0.87%	9,395	0.93%	12,077	1.18%	16.51%
Deposits	533,704	85.59%	594,748	80.65%	613,672	79.49%	653,611	72.10%	685,686	67.93%	725,753	70.96%	7.07%
FHLB Advances/Note Payable	31,034	4.98%	81,038	10.99%	91,011	11.79%	110,314	12.17%	180,231	17.85%	150,509	14.72%	42.03%
Other Liabilities	6,213	1.00%	4,588	0.62%	5,070	0.66%	5,583	0.62%	5,805	0.58%	7,889	0.77%	5.45%
Stockholders Equity	52,612	8.44%	57,050	7.74%	62,255	8.06%	137,005	15.11%	137,711	13.64%	138,596	13.55%	24.02%
AFS Adjustment	1,224	0.20%	(239)	-0.03%	(412)	-0.05%	(2,465)	-0.27%	(1,951)	-0.19%	(2,190)	-0.21%	———
Offices Open	11		11		11		11		13		13		—

(1) Ratios are as a percent of ending assets.
Source: United Financial's draft prospectus and audited financial reports.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting United Financial's overall income, credit and interest rate risk objectives. Over the past five and one-half fiscal years, the Company's level of cash and equivalents ranged from 6.2% of assets at December 31, 2002 to 1.8% of assets at December 31, 2005, and totaled $20.6 million, or 2.0% of assets at June 30, 2007. Cash and cash equivalents are maintained for liquidity purposes for use in daily business operations. Mortgage-backed securities ("MBS") comprise the most significant component of the Company's investment portfolio, with the portfolio consisting substantially of securities guaranteed or insured by a federal agency or government sponsored enterprises ("GSEs"). As of June 30, 2007, the portfolio consisted of $113.5 million of pass through certificates issued by Fannie Mae, Freddie Mac and Ginnie Mae. All of the MBS were classified as available-for-sale, and the estimated fair value of such assets was approximately $2.6 million less than the amortized cost on the Company's books. At June 30, 2007, 37.0% of the MBS were backed by adjustable rate mortgage loans, while 63.0% were backed by fixed rate mortgage loans. MBS are generally purchased as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with United Financial's investment philosophy and to assist in management of interest rate risk.

Beyond the Company's investment in MBS, investment securities held as available for sale by the Company at June 30, 2007 consisted of U.S. Government and agency obligations ($44.7 million), corporate bonds ($2.8 million), equity securities ($0.2 million) and FHLB stock ($9.9 million). To facilitate management of interest rate risk, a majority of these investments mature or reprice within five years and these investments are maintained as available for sale. United Financial also maintains a small balance of securities classified as held-to-maturity, including $1.2 million of industrial revenue bonds and $2.4 million of municipal bonds. The industrial revenue bonds are issued by public agencies such as the Massachusetts Health and Educational Facilities Authority. As of June 30, 2007, the market value of the Company's held-to-maturity investment portfolio was $65,000 less than the carrying value. Exhibit I-4 provides historical detail of the Company's investments. The Company operates a subsidiary operation to hold investment securities in order to obtain state tax benefits.

The Company also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of the Company's senior officers and directors and are carried on the books as Cash Surrender Value of Life Insurance. The purpose of the investment is to provide funding for employee and director benefit plans. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of June 30, 2007 the cash surrender value of the Company's BOLI equaled $6.5 million, and this has increased the level of non-interest income, while at the same time reducing interest income sources.

Fixed assets totaled $10.6 million or 1.0% of assets at June 30, 2007, consisting of investment in land, buildings, furniture, fixtures, equipment, and leasehold improvements. This is a relatively low investment in fixed assets as a percent of total assets, and has assisted in enhancing profitability, as earning assets have been maximized. A number of the Bank's offices are leased facilities, thus reducing the required investment in land and buildings.

Over the past five fiscal years, United Financial's funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. As shown in Table 1.1, from year end 2002 through June 30, 2007 the Company's deposits increased at an annual rate of 7.1%. The higher asset growth rate resulted in a decline in the ratio of deposits-to-assets from 85.6% at year end 2002 to 71.0% at June 30, 2007. Transaction and savings accounts equaled 53.3% of the Company's total deposits at June 30, 2007, versus a comparable ratio of 59.1% at year end 2004. Certificates of deposit ("CDs") have been the largest source of deposit growth for the Company since year end 2002. At June 30, 2007, CDs totaled $338.7 million, an increase of $87.4 million, or 35% from December 31, 2004.

Borrowings have served as an alternative funding source for the Company to address funding needs for growth and to support control of deposit costs. In the recent past, the Company has utilized borrowings in conjunction with the retention of longer term fixed rate residential loans in portfolio, match-funding a portion of the fixed rate residential loan production in order to assist in managing interest rate risk. The Company's borrowings-to-assets ratio increased from 5.0% at year end 2002 to 14.7% at June 30, 2007. The Company's use of borrowings has generally been limited to FHLB advances, along with a smaller balance of collateralized repurchase agreements. The Company held $150.5 million of borrowed funds at

June 30, 2007, which consist of both shorter term borrowings of less than three year terms, along with longer term borrowings, with terms exceeding five years.

Since year end 2002, retention of earnings, the minority stock offering in 2005, and the adjustment for accumulated other comprehensive income translated into an annual capital growth rate of 24.0% for the Company. Capital growth outpaced the Company's asset growth rate, as United Financial's equity-to-assets ratio increased from 8.4% at year end 2002 to 13.6% at June 30, 2007. All of the Company's equity was tangible, with the exception of a minimal amount of amortizing intangibles related to the acquisition of Levine Financial, a wealth management advisory firm purchased in 2006. The addition of stock proceeds will serve to strengthen the Company's capital position and competitive posture within its market area, as well as possibly support expansion into other nearby markets if favorable growth opportunities are presented.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five and one-half fiscal years. The Company reported positive earnings over that time period, ranging from a high of 0.86% of average assets in fiscal 2003 to a low of 0.41% of average assets during the most recent twelve month period ended June 30, 2007. The Company has reported relatively consistent, but declining earnings, on a return on average assets basis, over the past five years. This has been partly attributable to a decline in the level of net interest income in the interest rate environment that has existed in the past several years. Net interest income and operating expenses represent the primary components of United Financial's core earnings. Non-interest operating income has followed a similar trend as overall net income, declining as a percent of average assets since fiscal 2002. The amount of loan loss provisions established over the past five and one-half fiscal years has increased in line with the higher risk commercial lending activities and overall growth of the loan portfolio. Gains and losses on investment securities have been the primary non-operating item in the Company's earnings over the past five years.

United Financial has maintained a relatively strong, but declining net interest income ratio throughout the period shown in Table 1.2, reflecting the change in interest rates since 2002,

Table 1.2
United Financial Bancorp, Inc.
Historical Income Statements

	For the Fiscal Year Ended December 31,										12 Mths Ended, June 30, 2007	
	2002		2003		2004		2005		2006			
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$36,009	5.83%	$33,776	4.92%	$36,532	4.82%	$43,233	5.05%	$52,202	5.41%	$56,255	5.62%
Interest Expense	(14,703)	-2.38%	(11,583)	-1.69%	(12,148)	-1.60%	(16,206)	-1.89%	(24,647)	-2.55%	(28,282)	-2.82%
Net Interest Income	$21,306	3.45%	$22,193	3.23%	$24,384	3.22%	$27,027	3.15%	$27,555	2.85%	$27,973	2.79%
Provision for Loan Losses	(398)	-0.06%	(294)	-0.04%	(983)	-0.13%	(917)	-0.11%	(969)	-0.10%	(1,111)	-0.11%
Net Interest Income after Provisions	$20,908	3.38%	$21,899	3.19%	$23,401	3.09%	$26,110	3.05%	$26,586	2.75%	$26,862	2.68%
Other Income	$4,895	0.79%	$5,172	0.75%	$5,012	0.66%	$5,017	0.59%	$5,614	0.58%	$5,776	0.58%
Operating Expense	(16,971)	-2.75%	(17,785)	-2.59%	(18,486)	-2.44%	(20,521)	-2.40%	(23,838)	-2.47%	(25,645)	-2.56%
Net Operating Income	$8,832	1.43%	$9,286	1.35%	$9,927	1.31%	$10,606	1.24%	$8,362	0.87%	$6,993	0.70%
Gain(Loss) on Sale of Investment Securities	($373)	-0.06%	$531	0.08%	$122	0.02%	$3	0.00%	($222)	-0.02%	($251)	-0.03%
Separation Payment to Former Senior Manag	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(198)	-0.02%	0	0.00%
Write-off of Conversion Expenses	0	0.00%	0	0.00%	(693)	-0.09%	0	0.00%	0	0.00%	0	0.00%
Foundation Contribution	0	0.00%	0	0.00%	0	0.00%	(3,591)	-0.42%	0	0.00%	0	0.00%
Net Non-Operating Income/(Expense)	($373)	-0.06%	$531	0.08%	($571)	-0.08%	($3,588)	-0.42%	($420)	-0.04%	($251)	-0.03%
Net Income Before Tax	$8,459	1.37%	$9,817	1.43%	$9,356	1.24%	$7,018	0.82%	$7,942	0.82%	$6,742	0.67%
Income Taxes	(3,270)	-0.53%	(3,917)	-0.57%	(3,828)	-0.51%	(2,649)	-0.31%	(3,018)	-0.31%	(2,651)	-0.26%
Net Income (Loss)	$5,189	0.84%	$5,900	0.86%	$5,528	0.73%	$4,369	0.51%	$4,924	0.51%	$4,091	0.41%
Adjusted Earnings:												
Net Income	$5,189	0.84%	$5,900	0.86%	$5,528	0.73%	$4,369	0.51%	$4,924	0.51%	$4,091	0.41%
Add(Deduct): Non-Operating (Inc)/Exp	373	0.06%	(531)	-0.08%	(122)	-0.02%	(3)	0.00%	420	0.04%	251	0.03%
Tax Effect	(144)	-0.02%	212	0.03%	50	0.01%	1	0.00%	(160)	-0.02%	(99)	-0.01%
Adjusted Earnings:	$5,418	0.88%	$5,581	0.81%	$5,456	0.72%	$4,367	0.51%	$5,184	0.54%	$4,243	0.42%
Return On Equity		10.47%		10.72%		9.25%		4.45%		3.59%		7.38%
Efficiency Ratio		64.77%		64.99%		62.89%		64.04%		71.87%		75.99%

(1) Ratios are as a percent of average assets.
Source: United Financial's draft prospectus and audited financial statements.

which has affected the yield-cost spreads maintained in the balance sheet (see Exhibit I-5). Over the past five and one-half years, the Company's net interest income to average assets ratio ranged from a high of 3.45% during 2002 to a low of 2.79% for the twelve months ended June 30, 2007. The general decline in the net interest income ratio has resulted from a decline in the interest income ratio and an increase in the interest expense ratio. The increase in the interest expense ratio has occurred due to the recent increases in short-term rates and the inverted yield curve that has recently prevailed, along with higher utilization of borrowed funds. The inverted yield curve has also limited increases in yields earned on longer-term assets. Overall, the Company's interest income ratio declined from 5.83% of average assets during 2002 to 5.62% of average assets during the most recent twelve month period, a decline of 21 basis points. Comparatively, over the same time period, the Company's interest expense ratio increased from 2.38% of average assets to 2.82% of average assets, an increase of 44 basis points. The Company's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Non-interest operating income has remained a noticeable earnings contributor for the Company over the past five and one-half years, with the dollar amount of such income increasing at a lower rate than assets. The primary source of non-interest operating income for the Company consists of fees and service charges on the retail deposit base, and this source of income has increased over time with the increase in the deposit balances. The Company also earns income from the increased cash surrender value of the BOLI, and other miscellaneous income from banking services for customers, including subsidiary operations that include wealth management services, insurance products and other personal financial services products. Non-interest income from traditional sources, such as deposit account fees and service charges, has been limited to an extent as the Company has kept deposit account fees low as a marketing tool. Over the past five and one-half years, non-interest operating income ranged from a low of 0.58% of average assets during fiscal 2006 and the twelve months ended June 30, 2007 to a high of 0.79% of average assets during 2002. The decline in non-interest operating income as a percent of average assets was in part due to increased use of borrowed funds, which increase the asset base, but do not provide sources of non-interest income in the form of deposit fees.

Operating expenses represent the other major component of the Company's earnings, ranging from a low of 2.40% of average assets during 2005 to a high of 2.75% of average assets during 2002. The comparatively lower operating expense ratios recorded since fiscal 2002 reflect continued asset growth of the Company along with efficient management of growth in operating expenses. Overall expenses have increased due to inflationary increases in personnel costs and other operating costs, including the opening of two new branch offices in 2006 and the implementation of stock benefit plans as part of the 2005 minority stock offering and conversion. Upward pressure will be placed on the Company's operating expense ratio following the second step stock offering, due to additional expenses associated with stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Company's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Company's net interest income ratio and operating expense ratio since fiscal 2002 reflect a decline in core earnings, as indicated by the Company's expense coverage ratio (net interest income divided by operating expenses). United Financial's expense coverage ratio equaled 1.25 times in 2002, versus a comparable ratio of 1.09 times for the most recent twelve month period. The decrease in the expense coverage ratio was the result of a decline in the net interest income ratio, offset in part by a smaller decline in the operating expense ratio. Similarly, United Financial's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 76.0% for the period ending June 30, 2007 was less favorable than the 64.9% efficiency ratio maintained for fiscal 2002.

Over the past five fiscal years, maintenance of generally favorable credit quality measures has served to limit the amount of loss provisions established during the period. Loan loss provisions established by the Company ranged from a low of 0.04% of average assets during 2003 to a high of 0.13% of average assets during 2004. The higher dollar amount of loss provisions established since fiscal 2004 are related to both growth of the loan portfolio, along with higher levels of chargeoffs and classified loans and non-performing loans. As of June 30, 2007, the Company maintained valuation allowances of $7.7 million, equal to 0.97% of net loans receivable and 259.79% of non-accruing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past five and one-half fiscal years.

Non-operating gains and losses generally have not been a significant factor in the Company's earnings, and have consisted of gains and losses on the sale of investment securities, a one-time write-off of charter conversion related expenses in 2004, the contribution to the Foundation established as part of the minority stock offering in 2005, and a separation payment to a former senior manager in 2006. These expenses, along with the gains and losses realized from the sale of investment securities are not considered to be part of the Company's core earnings, given the volatile and non-recurring nature of such income.

The Company recorded an effective tax rate of 39.32% for the twelve months ended June 30, 2007, a rate that was in line with recent historical trends. As set forth in the prospectus, the Company's effective statutory marginal tax rate equals 41%. As indicated earlier, the Company utilizes an investment subsidiary operation to reduce the state tax burden on a portion of the investment portfolio.

Interest Rate Risk Management

The Company's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. As of June 30, 2007, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 200 basis point instantaneous and sustained increase in interest rates would result in a 30% decline in the Company's NPV (see Exhibit I-7). United Financial utilizes the services of an outside advisor to provide certain analyses of interest rate risk positions.

The Company implements certain strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through investing in adjustable rate mortgage-backed securities, diversifying into adjustable rate and shorter-term commercial real estate loans, construction loans, commercial and industrial loans, and consumer loans, including automobile loans. The Company's interest rate risk position is made less favorable by the current strategy of retaining for portfolio long term fixed rate residential loan originations.

As of December 31, 2006, of the Company's total loans due after December 31, 2007, ARM loans comprised 27.4% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through longer term FHLB advances that are "match funded" with longer term fixed rate residential mortgage loan originations. The Company has also offered attractive rates on certain longer term time deposits in low and declining interest rate environments and emphasized growth of lower cost and less interest rate sensitive transaction and savings accounts.

The infusion of stock proceeds will serve to reduce the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

United Financial's lending activities have traditionally emphasized 1-4 family permanent mortgage loans (including home equity loans and home equity lines of credit), and such loans continue to comprise the largest component of the Company's loan portfolio. Beyond 1-4 family loans, lending diversification by the Company has emphasized commercial real estate/multi-family loans, commercial and industrial loans and construction loans. Going forward, the Company's lending strategy is to pursue further diversification of the loan portfolio, with the origination and purchase of 1-4 family permanent mortgage loans expected to remain as a prominent lending activity. Exhibit I-9 provides historical detail of United Financial's loan portfolio composition over the past five and one-half fiscal years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of December 31, 2006.

United Financial originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, and the current practice is to retain substantially all originations for its own portfolio. Such loans totaled $329.2 million, or 41.0% of total loans as of June 30, 2007. For residential lending activities, the Company typically requires a loan-to-value ("LTV") ratio of 80% or less for 1-4 family loans, but will lend up to a 95% LTV ratio with private mortgage insurance ("PMI"). The substantial portion of the Company's 1-4 family permanent mortgage loans are underwritten to secondary market guidelines, and with such originations following policies and procedures specified by Fannie Mae. In the current interest rate environment, most of the Company's 1-4 family lending volume consists of fixed rate loans. Fixed rate residential loans are originated with terms of up to 30 years, and are generally obtained through in-house loan representatives, existing or past customers and referrals. ARM loans offered by the Company include loans with initial repricing terms of one, three, five, seven or ten years that are indexed to one-year U.S. Treasury Constant Maturity, with a higher initial rate applied to loans with longer repricing terms. After the initial repricing period, the ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Adjustable rate mortgage loans generally provide for maximum rate adjustments of 2% per adjustment, with a lifetime maximum adjustment of up to 6%.

The Company also offers home equity loans and home equity lines of credit ("HELOCs"), secured by 1-4 family residences in the local market area. At June 30, 2007, such loans totaled $116.9 million, or 14.6% of total loans, and represents a growth area for the Company over the past several fiscal years. The combined LTV ratio for these home equity loan products is generally limited to 80%. Home equity loans are offered with fixed and variable rate of interest and terms of up to 20 years. HELOCs are adjustable rate loans which are indexed to the prime rate and thus are attractive for both yield and interest rate risk purposes.

United Financial offers its own first-time homebuyer loan program, which offers qualified individuals fixed and adjustable rate mortgage loans with discounted interest rates and reduced loan origination fees. Such loans are originated in amounts up to 100% of the property's appraised value or sale price. PMI is required for loans with LTV's in excess of 80%. The Company also offers FHA/VA loans, and loans originated under the Massachusetts Housing Finance Agency. These loan programs all provide residential mortgage loans to qualified individuals, with higher allowable LTV's.

The second largest loan type in United Financial's loan portfolio consists of commercial real estate loans, along with a smaller balance of loans secured by multi-family property. These loans are generally secured by industrial properties, small office buildings, hotels, motels, recreational and retail facilities and other non-residential properties. Commercial real estate and multi-family loans totaled $198.9 million, or 24.8% of total loans as of June 30, 2007, an increase from $113.7 million as of December 31, 2002. United Financial originates commercial real estate and multi-family loans up to a maximum LTV ratio of 85% and generally requires a minimum debt-coverage ratio of 1.2 times. Loan terms typically provide for up to 25-year amortizations, with a shorter balloon or repricing term, with the loans generally indexed to the prime rate of interest. At June 30, 2007, the Company's largest commercial real estate or multi-family loan was a $6.2 million loan located in northern Connecticut and secured by commercial real estate. This loan was performing in accordance with its original terms at June 30, 2007. Growth of commercial real estate and multi-family loans is expected to continue to be an area of lending emphasis for the Company, in which most of the growth will be realized through continued originations by in-house loan personnel.

Construction loans originated by the Company consist of loans to finance the construction of 1-4 family residences and multi-family and commercial properties. As of June 30, 2007, United Financial's outstanding balance of residential property construction loans totaled $14.6 million, while commercial construction loans totaled $37.6 million. Total construction loans represented 6.5% of total loans as of June 30, 2007. Construction loans extended for 1-4 family properties are originated to both experienced local developers in the primary market area and individuals for the construction of their personal residences. The loans are generally construction/permanent loans offered on comparable terms as 1-4 family permanent mortgage loan rates and require payment of interest only during the construction period. Commercial real estate and multi-family construction loans are generally subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. Loans for the construction of commercial real estate and multi-family loans are extended up to a LTV ratio of 80% based on the lesser of the appraised value of the property or cost of construction.

United Financial also originates land loans to local individuals, contractors and developers for the purpose of making improvements on land for developing the land for sale. Land loans to individuals have LTVs of no more than 70% and are written with fixed interest rates with a maximum three year term and a balloon payment at the end of the loan term. Land loans to developers are limited to an LTV of 65%, can have fixed or adjustable interest rates and maximum three year terms.

Similar to the emphasis on commercial real estate lending, United Financial has also recently emphasized originations of commercial and industrial loans in the local market area. At June 30, 2007, such loans totaled $75.5 million, or 9.4% of total loans, an increase from $34.3

million, or 7.4% as of December 31, 2002. The Company offers fixed and adjustable rate commercial business loans and lines of credit to small and medium sized companies in its market area, with the maximum loan size limited by the Company's loans-to-one borrower limit, which was $22.9 million at June 30, 2007. The commercial business loan portfolio consists primarily of secured loans, while the portfolio also includes a minor amount of unsecured loans for purposes of financing expansion or providing working capital for general business purposes. The Company generally requires personal guarantees of the business principals.

The Company's diversification into non-mortgage loans for consumers consists primarily of automobile loans and a minor amount of other miscellaneous consumer loans. As of June 30, 2007, the automobile loan portfolio totaled $23.6 million or 76.6% of the consumer loan portfolio. Automobile loans are offered with terms of up to 60 months, with interest rates the same for both new and used automobiles. The maximum LTV is 100% for new automobile loans, while used automobile loans are limited to the "loan value" of the vehicle as established by industry guides. Other types of consumer loans offered by the Company consist substantially of secured and unsecured personal loans, motorcycle loans and motor home loans, boat loans and other miscellaneous loans. As of June 30, 2007, the other consumer loan portfolio totaled $7.2 million.

Due to adequate lending opportunities in the communities served by the Company, and since the Company generally retains loans for portfolio, United Financial has not engaged in loan purchases in recent years. Exhibit I-11 provides a historical summary of the Company's lending activities. Loan originations are relatively diversified among all loan types, with 1-4 family permanent mortgage and home equity lending continuing to remain a sizeable portion of originations. Specifically, during fiscal 2006, permanent 1-4 family mortgage loan originations totaled $142.6 million (40% of total originations). Originations of commercial mortgage, commercial and industrial, and construction loans have all remained substantial in the past three fiscal years, reflecting the Company's lending diversification strategy.

As reflected in Exhibit I-11, no loan purchases, and only limited amounts of loan sales have been completed since fiscal 2004, as the Bank is primarily a portfolio lender. Loan sales ranged from a high of $5.2 million in fiscal 2004, to a low of $190,000 in fiscal 2006.

Asset Quality

The Company's conservative lending practices have generally supported favorable credit quality measures. Over the past five and one-half fiscal years, United Financial's balance of non-performing assets ranged from a high of 0.49% of assets at year end 2004 to a low of 0.17% of assets at December 31, 2002. As shown in Exhibit I-12, the Company's balance of non-performing assets at June 30, 2007 consisted of $3.0 million of non-accruing loans, equal to 0.29% of total assets. The non-accruing loan balance included loans secured by residential real estate, commercial real estate and commercial and industrial assets.

To track the Company's asset quality and the adequacy of valuation allowances, United Financial has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board of Directors. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets, and to replace loan charge-offs. The required level of valuation allowances is based on historical loss experience, the types and amounts of loans in portfolio, adverse situations that may affect borrower's ability to repay, estimated values of underlying collateral, peer group information and prevailing economic conditions. As of June 30, 2007, the Company maintained valuation allowances of $7.7 million, equal to 0.97% of net loans receivable and 259.79% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently been the Company's primary source of funds, and at June 30, 2007 deposits equaled 82.8% of United Financial's interest-bearing funding composition. As of the same date, deposits totaled $725.7 million, which reflects 7.1% compounded annual growth since the end of fiscal 2002. Exhibit I-13 sets forth the Company's deposit composition for the past three and one-half years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at June 30, 2007. Lower costing savings and transaction accounts totaling $387.1 million comprised approximately 53% of the Company's deposits at June 30, 2007 (see Exhibit I-13). The proportion of savings and transaction accounts reflects an increase since fiscal 2004 as a result of an increased marketing emphasis on these account types, as these accounts are beneficial to the Bank in terms of lower cost liabilities and interest rate risk characteristics. Growth of transaction and savings accounts since year end 2004 has been primarily realized in non-interest bearing demand accounts and money market accounts.

The balance of the deposit base is comprised of CDs, the majority of which have remaining maturities of one year or less. As of June 30, 2007, the CD portfolio totaled $338.7 million or 46.7% of total deposits. At total of $301.8 million, or 89.1% of the CDs were scheduled to mature in one year or less. As of June 30, 2007, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $113.4 million or 33.5% of total CDs. The Company currently does not maintain any brokered CDs.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk, and have increased in recent periods. Borrowings held by the Company consist primarily of FHLB advances, including short-term and longer-term borrowings, with terms in excess of five years. As of June 30, 2007, the Company maintained $142.5 million of FHLB advances, with a weighted average maturity of 2.3 years and a weighted average rate of 4.75%. The Company also utilizes collateralized repurchase agreements as a funding source, and such borrowings totaled $8.0 million at June 30, 2007. Such borrowed funds carried a weighted average rate of 3.32%. Exhibit I-15 provides further detail of United Financial's borrowing activities during the past three fiscal years. To the extent borrowings are added by the Company in future periods, FHLB advances would likely continue to be the primary source of borrowings utilized.

Subsidiaries and Other Activities

United Bank is the only subsidiary of United Financial. The only subsidiary of United Bank is UCB Securities, Inc. UCB Securities, Inc. was established in 1998 as a Massachusetts security corporation for the purpose of buying, selling and holding investment securities. The income earned on UCB Securities, Inc.'s investment securities is subject to a lower state tax rate, lowering the Bank's overall effective tax rate. At June 30, 2007, UCB Securities, Inc. had total assets of $61.3 million, essentially all of which were in investment securities.

United Bank, through an operating division, United Wealth Management Group, has a partnership with a registered broker-dealer, NFP Securities, Inc. In 2006, the Bank acquired Levine Financial Group in an effort to expand its customer base in the wealth management area in the Northampton, MA market. Together, these companies offer United Bank customers a range of investment products and financial planning services, including mutual funds, bonds, equity and government securities, insurance products, annuities, financial planning and estate planning. United Bank receives a commission on sales of products to customers.

Legal Proceedings

United Financial is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Company.

II. MARKET AREA

Introduction

The Bank conducts operations in the southern portion of western Massachusetts through its headquarters office location in West Springfield, Massachusetts, and 12 branch offices, with eleven locations in Hampden County and two branches in Hampshire County (see Exhibit II-1 for details of the Bank's office facilities). These two counties represent the Bank's primary market area, which is located in part of the "Pioneer Valley" region of lower and mid-New England. The Bank's remaining business operations are conducted in surrounding areas and counties, including northcentral Connecticut. Hampden County reported a population of approximately 465,000 as of the year 2007, representing an increase from 456,000 as of the 2000 census. The market area is both developed and rural in nature, with a number of population centers operating as economic and demographic centers, primarily in the Connecticut River valley. The major cities and population centers within the Bank's market area include Springfield, Agawam, West Springfield, Holyoke, Northampton, Westfield and Chicopee.

Manufacturing has historically had a significant local presence as major manufacturing firms located within the Springfield MSA include the Hasbro Games, Top-Flite and Smith and Wesson, among others. While manufacturing continues to play an important role today, the local economy has become increasingly diversified due to extensive growth in the services and trade sectors. Over the past 20 years a large number of long-term manufacturing companies have closed various plants and facilities, resulting in this shift away from the manufacturing sector. The services sector has been bolstered by employment provided by local colleges and universities, such as Westfield State College in Westfield and the University of Massachusetts at Amherst. Similarly, financial services companies based in Springfield have become important players in the regional economy, such as the Massachusetts Mutual Insurance Company.

The Bank holds a moderate market share of deposits in Hampden County (approximately 8.9%), and thus has some potential for additional growth as the market area deposit base expands. As with the location of the population base, most of these deposits are located in the population centers of the area. United competes with a number of national, regional and locally-based financial institutions, and had the fourth largest market share of deposits in Hampden County as of June 30, 2006. The primary larger financial institution competitors include Bank of America, NA, T.D. BankNorth, NA, PeoplesBank, Westfield Bank, Citizens Bank of MA and New Alliance, while the Bank also competes with a number of smaller community banks. In addition, the Bank faces competition from credit unions, mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries.

Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank's office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area, and the relative impact on value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. Trends in the national economy, such as employment and gross national product growth, improved during the 12 month period ending June 2007, as total U.S. employment increased by 2.6 million jobs, although there remains uncertainty about the near term future, particularly in the areas of the unknown resolution of the war in Iraq, the current unstable prices of oil and gasoline, the near-term future performance of the real estate industry, including both residential and commercial real estate prices, and other world-wide tensions, all of which have the potential to impact future economic growth. Annualized growth in gross domestic product was 1.3% (advance estimate) for the first quarter of 2007, compared to 2.5% in the fourth quarter of 2006 and 5.6% in the year ago first quarter. The inflation rate increased modestly during the first eleven months of 2006, in part because of the varying effect of energy costs. Inflation totaled 3.2% for all of 2006, and was 2.3% on an annualized basis for the first two months of 2007. The growth in employment also led to fears that wages could increase if shortfalls of available labor appear. The unemployment rate declined to 4.3% as of April 2007, a decline from 4.5% in

February 2007 and down from 4.7% in March 2006, all of which represent relatively low levels in comparison to recent historical averages. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country. Various other indicators show the economy performing relatively well, such as consumer spending and improving industrial capacity utilization.

The major stock exchange indices have shown relatively strong increases during the most recent 12 month period (although such indices were relatively stable during the most three month period), with the positive performance due in part to continued low evidence of inflation, economic growth, and the perception that the Federal Reserve likely will not raise interest rates in the near term future. As an indication of the changes in the nation's stock markets over the last 12 months, as of June 30, 2007, the Dow Jones Industrial Average closed at 13408.62, an increase of 20.3% from June 30, 2006, while the NASDAQ Composite Index stood at 2603.23, an increase of 19.9% over the same time period. The Standard & Poors 500 Index totaled 1503.35 as of June 30, 2007, an increase of 18.4% from June 30, 2006.

Regarding factors that most directly impact the banking and financial services industries, in the past year certain data has indicated that the relatively strong housing market that existed in the early part of this decade has cooled down, as the level of existing and new home sales and housing starts have shown fluctuations, including decreases in some recent months, the number of homes for sale has increased in many regions, and the median home price for the nation has recorded a modest decline from one year ago. Most recently, the issue of subprime loans, and the recent rise in delinquency rates of these types of loans, has created a high level of uncertainty in the housing market. Should residential mortgage loan delinquency rates rise, continue to remain elevated, and cause a high level of borrower defaults, the 2007 residential housing market performance is likely to suffer. This uncertainty has to some extent also affected other housing related sectors of the economy, such as building materials. Thus, many analysts are expressing uncertainty as to when the housing market will bottom-out, nationally, and resume an upward trend as far as home values. The 2007 home real estate sales will provide additional indications as to whether the housing market has begun to recover in terms of pricing and demand, or whether additional time will be required for a shake-out of the inflated housing market of 2004 and 2005. Overall, housing prices and land values remain well above the levels of the late

1990s, providing continued support for most traditional loan values. Commercial development trends are also showing some signs of weakness in certain areas of the country, while at the same time other areas are reporting relatively strong sales activity and prices.

Interest Rate Environment

Through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%. Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. Through June 2006, the Fed had increased interest rates a total of 17 times, and as of the latest Fed rate increase, effective in June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, but down from 6.50% at the beginning of 2001, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. Since the June 2006 meeting, the Fed has not changed interest rates, and economists are studying various news releases and minutes of Fed board meetings in order to determine the likelihood of interest rate increases or decreases by the Fed. As detailed in the minutes of the March and May 2007 Fed board meetings, the Fed held interest rates steady but noted it was still wary of inflation - a sign the Fed may increase rates in order to avoid further increases in inflation rates. In addition, the Fed dropped language that would indicate that rates would be raised to avoid an overheated economy. Thus, the Fed continues to closely monitor the U.S. economy and trends, with the potential to change interest rates based on a combination of factors. The prevailing vie is that the Fed will not lower rates at any point in the near term future. The effect of the interest rate increases since 2004 has been most evident in short term rates, which increased more than longer term rates. In 2006, the yield curve became inverted, with long term rates modestly lower than short term rates. As of June 30, 2007, one- and ten-year U.S. government bonds were yielding 4.91% and 5.03%, respectively, compared to 5.21% and 5.15%, respectively, as of June 30, 2006. This has negatively impacted the performance of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. Exhibit II-2 provides historical interest rate trends.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area counties from 2000 to 2007 and projected through 2012, with additional data provided in Exhibit II-3. Data for the nation, the Commonwealth of Massachusetts and the Springfield MSA is included for comparative purposes. The Bank's market area contained a total population of approximately 621,000 as of 2007. The population base of Hampden County is relatively concentrated in the center section of the county, primarily in the cities of Springfield, West Springfield, Holyoke and Chicopee. Hampden County reported a relatively stable population base in recent years, with annual population growth from 2000 to 2007 at a rate of 0.3%, a rate lower than the state and national averages. Hampshire County, containing a smaller population base of 156,000, is also a relatively slow growth market. These trends for both counties are projected to continue over the next five years through 2012.

These population trends represent a moderately positive trend for Bank as the market area has certain areas of strong growth and certain areas of weaker growth. The overall size of the population base provides a source of business for financial institutions. As shown in Table 2.1, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecasted to remain relatively constant over the next five years, indicating that the Bank's business prospects are expected to remain stable in the foreseeable future.

Table 2.1 also details the age distribution of the residents of the Bank's market area counties and reveal that overall, Hampden County has similar age distribution characteristics as the state and nation. Hampshire County contains a higher proportion of residents aged 15-34 years, due to the presence of a number of universities in the county, including the University of Massachusetts. Examination of another characteristic of the Bank's market area, median household income and per capita income, revealed that both market area counties reported income levels lower than state averages, with Hampden County's income levels lower than both the state and nation. The lower average incomes reflect the impact on the statewide average of the Boston metropolitan area, where income levels can be expected to be higher. The relatively

Table 2.1
United Bank
Summary Demographic/Economic Information

	Year			Growth Rate 2000-07 (%)	Growth Rate 2007-2012 (%)
	2000	2007	2012		
Population(000)					
United States	281,422	306,348	325,526	1.2%	1.2%
Massachusetts	6,349	6,530	6,656	0.4%	0.4%
Springfield MSA	680	694	703	0.3%	0.3%
Hampden County	456	465	470	0.3%	0.2%
Hampshire County	152	156	159	0.3%	0.4%
Households(000)					
United States	105,480	115,337	122,831	1.3%	1.3%
Massachusetts	2,444	2,527	2,584	0.5%	0.4%
Springfield MSA	261	269	275	0.5%	0.4%
Hampden County	175	180	183	0.4%	0.3%
Hampshire County	56	59	61	0.7%	0.6%
Median Household Income($)					
United States	$42,164	$53,154	$62,503	3.4%	3.3%
Massachusetts	50,539	66,046	79,243	3.9%	3.7%
Springfield MSA	41,102	51,712	60,636	3.3%	3.2%
Hampden County	39,721	49,467	57,133	3.2%	2.9%
Hampshire County	46,133	60,311	70,985	3.9%	3.3%
Per Capita Income($)					
United States	$21,587	$27,916	$33,873	3.7%	3.9%
Massachusetts	25,952	35,397	44,266	4.5%	4.6%
Springfield MSA	20,140	26,407	31,979	3.9%	3.9%
Hampden County	19,541	24,970	29,981	3.6%	3.7%
Hampshire County	21,685	30,263	37,364	4.9%	4.3%

2005 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
United States	20.3%	27.3%	29.1%	23.3%
Massachusetts	18.9%	26.2%	30.5%	24.4%
Springfield MSA	17.9%	27.9%	28.9%	25.2%
Hampden County	19.6%	26.3%	28.7%	25.5%
Hampshire County	14.1%	34.3%	28.4%	23.2%

2005 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000+
United States	21.9%	25.0%	53.1%
Massachusetts	18.4%	19.5%	62.1%
Springfield MSA	24.0%	24.4%	51.7%
Hampden County	25.9%	24.5%	49.6%
Hampshire County	18.5%	23.3%	58.3%

Source: SNL Financial, LC.

lower income levels may indicate some restriction on the potential for increased levels of financial institution deposits, deposit growth and overall need for financial institution services.

Local Economy

The Pioneer Valley area economy was historically based on agriculture and manufacturing but, similar to many areas of the U.S., has been transferred into a more services oriented economy in the last several decades. Manufacturing employment maintains a presence in the area. The Connecticut River, which bisects the region to the north and south, is the physical feature that provided energy for the mill towns of Holyoke and Chicopee, and the productive farmland for the earliest settlers who practiced agriculture. Hampden and Hampshire Counties are linked economically to north-central Connecticut, which also shares the Connecticut River valley, Interstate 91 and Bradley International Airport. Daily commuting patterns of residents include travel between Massachusetts and Connecticut, including into Hartford, the state capital of Connecticut.

The Bank's market area includes employment in health care, insurance, higher education and manufacturing, and as shown in Table 2.2 below, the largest employers are diversified into several economic areas. In addition to these large employers, there are numerous smaller employers in the Pioneer Valley including a wide variety of small manufacturing businesses, many of which produce defense related products. Likewise, there are many service-oriented firms providing services to the colleges and their students. As shown in Table 2.3, the Bank's market area reported the largest proportion of employment in services, including health care, trade, government and manufacturing, indicative of a relatively diversified employment base. Hampden County reported a higher level of manufacturing employment, while Hampshire County reported a higher level of education employment. Overall, however, the employment base of the Bank's market area was quite similar to the statewide averages. The presence of a higher level of manufacturing employment generally is an unfavorable characteristic, as the manufacturing sector of the economy has been declining for a number of decades. See Exhibit II-4 for additional data and details.

Table 2.2
Market Area Employers

Company	Industry	Employees
Baystate Health System	Health Care	9,328
University of Massachusetts	Education	4,700
U.S. Postal Service	Government	4,255
MassMutual Financial Group	Insurance	4,000
Big Y Supermarkets	Groceries	3,672
Yankee Candle	Consumer Products	3,000
Sisters of Providence Health System	Health Care	2,765
Cooley Dickenson Hospital	Health Care	1,669
Hasbro Games/Milton Bradley	Manufacturing	1,634
Verizon	Communications	1,400

Source: Western Massachusetts Economic Review.

Table 2.3
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	MA	Hampden Cty.	Hampshire Cty.
Services	43.3%	39.2%	42.4%
Trade	14.0	15.1	14.1
Government	10.7	14.1	20.5
Manufacturing	8.0	10.2	5.6
Finance/Insur./Real Estate	8.9	7.9	4.7
Construction	5.5	4.9	4.6
Transportation/Utilities	2.6	3.4	1.4
Information	2.4	1.6	1.5
Farming	0.3	0.3	1.2
Other	4.4	3.5	4.1
	100.0%	100.0%	100.0%

Source: REIS DataSource.

As shown in Table 2.4, similar to national trends, unemployment in the two market area counties has increased in the last seven months. While Massachusetts had an unemployment rate below to the national average, Hampden County's rate was above the state and national averages, an unfavorable sign as it reflects a certain lack of employment opportunities for residents of the area. Hampshire County reported the lowest comparative unemployment rate, reflecting the more stable presence of employers such as the University of Massachusetts.

Table 2.4
Market Area Unemployment Trends

Region	2006 Annual Unemployment	July 2007 Unemployment
United States	4.6%	4.9%
Massachusetts	5.0%	4.4%
Springfield MSA	5.5%	5.2%
Hampden County	6.1%	6.6%
Hampshire County	4.2%	5.0%

Source: U.S. Bureau of Labor Statistics.

Competition

Due to the overall size of the Hampden County market in which the Bank operates, United holds a moderate market share of deposits of 8.9% (see Table 2.5). With the current market share, additional deposit growth in the market area may be somewhat achievable, although United competes with a number of regional and super-regional competitors, along with a number of locally-based financial institutions. New competitors have also recently entered or may be entering the market, including competitors from the state of Connecticut.

Table 2.5 displays deposit trends for thrifts and commercial banks in Hampden and Hampshire Counties. Since 2003, deposit growth in Massachusetts has been positive for both commercial banks and savings institutions, with savings institutions increasing deposits at a rate slightly faster than commercial banks. Commercial banks continue to maintain the majority of deposit funds in the state of Massachusetts, approximately 62% of all deposits as of the most recent date.

Within Hampden County, the location of eleven of the Bank's offices, United recorded an annualized increase in deposits of 7.1% over the three-year period, while Hampden County recorded a lower deposit growth rate of 5.6%. The Bank was thus able to increase its market share of deposits from 8.6% at June 30, 2003. Commercial banks and savings institutions have approximately equal market share of deposits in Hampden County. In Hampshire County, the

Table 2.5
United Bank
Deposit Summary

	As of June 30,						
	2003			2006			Deposit Growth Rate 2003-2006 (%)
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	
			(Dollars in Thousands)				
State of Massachusetts	$172,378,000	100.0%	2,090	$175,700,000	100.0%	2,158	0.6%
Commercial Banks	106,914,000	62.0%	968	109,267,000	62.2%	1,036	0.7%
Savings Institutions	65,464,000	38.0%	1,122	66,433,000	37.8%	1,122	0.5%
Hampden County	$6,385,215	100.0%	138	$7,527,249	100.0%	148	5.6%
Commercial Banks	3,145,594	49.3%	80	3,864,436	51.3%	82	7.1%
Savings Institutions	3,239,621	50.7%	58	3,662,813	48.7%	66	4.2%
United Bank	547,146	8.6%	10	672,879	8.9%	10	7.1%
Hampshire County	$2,429,458	100.0%	54	$2,758,877	100.0%	56	4.3%
Commercial Banks	673,970	27.7%	22	846,345	30.7%	24	7.9%
Savings Institutions	1,755,488	72.3%	32	1,912,532	69.3%	32	2.9%
United Bank	18,136	0.7%	1	26,225	1.0%	2	13.1%

Source: FDIC

Bank has a minimal market share of 1.0% of deposits from its two office locations. While recent growth of the Bank's two Hampshire County offices has been much higher than the county as a whole, United remains a small part of the Hampshire County deposit base. The overall large size of the deposit base in both counties does provide the opportunity for local community based financial institutions, such as United, to compete effectively.

Summary

The overall condition of the primary market area can be characterized as stable, with moderate growth potential based on regional population and economic projections. The overall total population base within the Bank's market area counties does provide the potential for additional banking customers, particularly in light of the current market share of deposits held by the Bank and the dollar amount of deposits held in banking institutions in the market area. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in United having to pay competitive deposit rates, provide high quality service and consider offering innovative products to increase local market share. In addition, the Bank also will have to engage in sufficient levels of marketing activities.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of the Company's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of the Company is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to United Financial, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 165 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since United Financial will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of the Company. In the selection process, we applied two "screens" to the universe of all public companies:

- Screen #1. Fully converted New England institutions in full stock form for more than one year, with assets between $500 million and $3 billion. Seven companies met the criteria for Screen #1 and all were included in the Peer Group: Benjamin Franklin Bancorp, Inc. of Franklin, MA, Berkshire Hills Bancorp, Inc. of Pittsfield, MA, Brookline Bancorp, Inc. of Brookline, MA, Central Bancorp, Inc. of Somerville, MA, Hingham Institute for Savings of Hingham, MA, LSB Corp. of North Andover, MA and Legacy Bancorp, Inc. of Pittsfield, MA. New Hampshire Thrift Bancshares, Inc. of NH was excluded as this company recently completed a major acquisition, and MassBank Corp. of MA was excluded as it has come under pressure from an activist investor. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded New England thrifts.
- Screen #2. Fully converted Mid-Atlantic institutions in full stock form for more than one year, with assets between $500 million and $3 billion with equity/assets ratios greater than 10%. Three companies met the criteria for Screen #2 and all were included in the Peer Group: American Bancorp of NJ, Provident New York Bancorp, Inc. of Montebello, New York, and Willow Financial Bancorp, Inc. of Maple Glen, PA. KNBT Bancorp, Inc. of Bethlehem, PA has become subject to acquisition. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded MidAtlantic thrifts with assets greater than $500 billion.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and the Company, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of United Financial's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
September 7, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,783	39	09-30	01/04	13.81	575
BRKL	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,371	15	12-31	07/02	12.51	745
BHLB	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,170	25	12-31	06/00	29.63	262
WFBC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,553	14	06-30	04/02	12.42	194
BFBC	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	896	9	12-31	04/05	13.38	108
LEGC	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	844	10	12-31	10/05	14.21	142
HIFS	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	710	8	12-31	12/88	30.00	64
LSBX	LSB Corp of No. Andover MA	NASDAQ	North Andover,MA	Thrift	579	7	12-31	05/86	16.23	75
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	562	2	09-30	10/05	11.10	138
CEBK	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	549	10	03-31	10/86	23.56	39

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 09/07/07

A summary description of the key characteristics of each of the Peer Group companies is detailed below, when compared to the Peer Group as a whole.

- Provident New York Bancorp, Inc. of Montebello. The largest peer group member, Provident reported a low loan/assets ratio and a significant balance of intangibles on the balance sheet. Net income somewhat above the peer group average was assisted by a relatively low interest expense ratio, due to low funding costs, and low loan loss provisions. Provident reported high investment in MBS and loan diversification into non-residential real estate and non-mortgage lending. Overall asset quality ratios were in-line with peer group averages.

- Brookline Bancorp, Inc. of Brookline. Operating in eastern Massachusetts, this company reported a strong level of investment in loans receivable, with operations funded with the highest equity ratio of all peer group members. Deposits were correspondingly lower than other peer group members. Net income was highest among the peer group, supported by high earning asset yields and the capital position, along with low operating expenses. Loan diversification was concentrated in commercial real estate and consumer loans, which resulted in the highest risk-assets to assets ratio of all peer group members. Asset quality ratios were more favorable than the peer group averages.

- Berkshire Hills Bancorp of Pittsfield. Also operating in Massachusetts, this company reported a high loans/assets ratio and a leveraged balance sheet, with assets increasing by the second highest percentage in the last year. Reporting the third lowest net income ratio of the peer group, income was affected by the highest level of loan loss provisions, offset in part by a high level of non-interest income. Loan portfolio diversification was in line with the peer group overall, reporting the highest level of commercial business loans as a percent of assets and the highest risk-weighted assets to assets ratio. Asset quality ratios were less favorable than the peer group overall.

- Willow Financial Bancorp, Inc. of Maple Glen. Operating in the greater Philadelphia area, Willow Financial maintains a similar loans/assets ratio than the Peer Group, and maintains a leveraged tangible equity in part due to a recent merger transaction. Willow Financial experienced a decline in assets in the most recent year. Willow Financial's profitability was due to higher than average operating expenses, higher intangibles amortization and higher loan loss provisions relative to the Peer Group. The loan portfolio was diversified into commercial real estate/multifamily and consumer loans. Willow Financial's higher ALLL position partially mitigates its higher NPAs.

- Benjamin Franklin Bancorp, Inc. of Franklin. Financial characteristics include a level of goodwill on its books and modest asset growth in the most recent year. The second lowest net income of the peer group was due to high operating expenses and a low level of interest income. Loan portfolio diversification was focused in commercial real estate lending. Also has a large loans serviced for others portfolio and favorable asset quality measures.

- Legacy Bancorp, Inc. of Pittsfield. The second peer group member from Pittsfield, Massachusetts, reported a loans/assets ratio above the peer group average and the second highest capital ratio of the peer group. Was the lowest earning peer group member in terms of ROA, due to the high operating expenses and average non-interest income. This company had loan diversification primarily into commercial real estate lending and a minimal loans serviced for others portfolio. Asset quality ratios were in line with peer group averages.

- Hingham Institution for Savings of Hingham. This peer group company reported strong investment in loans receivable and high use of borrowed funds, along with the highest asset growth in the past year of all the peer group companies. A moderate level of net income was supported by low operating expenses and a high proportion of commercial real estate/multifamily loans held in portfolio. Most asset quality measures were more favorable than the peer group averages.

- LSB Corp. of North Andover. Aspects include a large cash and investments portfolio, a high borrowings/assets ratio, and strong growth in assets. Also reported a relatively high return on assets, due to low operating expenses, a low risk-weighted assets to assets rate due to the strong investment portfolio and strong asset quality measures.

- American Bancorp of New Jersey. The second smallest peer group member, reported the second highest capital ratio of the peer group, and a similar earning asset structure. Strong asset growth was channeled into growth in loans receivable, with net income supported by a low expense ratio. The lending diversification emphasis was focused on commercial real estate/multi-family loans and commercial business loans.

- Central Bancorp of Somerville. The smallest peer group member, reported a high loans/assets ratio and higher use of borrowings than the Peer Group average. Strong loans growth was achieved through a reduction in liquidity, and the low level of net income was due to a lower net interest income ratio and higher operating expenses in comparison to the Peer Group overall. Asset quality figures in terms of NPAs to assets were more favorable than the Peer Group on average.

In aggregate, the Peer Group companies maintain a higher level of capital as the industry average (13.51% of assets versus 12.58% for all public companies), generate lower earnings as a percent of average assets (0.50% ROAA versus 0.53% for all public companies), and generate a lower ROE (3.99% ROE versus 5.04% for all public companies). Overall, the Peer Group's average P/B ratio was below the average for all publicly-traded thrifts, while the Peer Group's P/E multiple was higher.

	All Publicly-Traded	***Peer Group***
Financial Characteristics (Averages)		
Assets ($Mil)	$3,136	$1,302
Market capitalization ($Mil)	$413	$234
Equity/assets (%)	12.58%	13.51%
Return on average assets (%)	0.53	0.50
Return on average equity (%)	5.04	3.99
Pricing Ratios (Averages)(1)		
Price/earnings (x)	19.97x	26.30x
Price/book (%)	130.65%	115.41%
Price/assets (%)	16.47	15.91

(1) Based on market prices as of August 31, 2007.

Ideally, the Peer Group companies would be comparable to the Company in terms of all the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to United Financial, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for the Company and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company's and the Peer Group's ratios reflect balances as of June 30, 2007, unless indicated otherwise for the Peer Group companies. The Company's equity-to-assets ratio of 13.6% was slightly above the Peer Group's average net worth ratio of 13.5%. However, the Company's pro forma capital position will increase with the addition of stock proceeds and will exceed the Peer Group's ratio following the stock offering. Tangible equity-to-assets ratios for United Financial and the Peer Group equaled 13.6% and 10.9%, respectively. The increase in the Company's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will initially depress return on equity. Both United Financial's and the Peer Group's capital ratios reflected capital surpluses

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2007

	Balance Sheet as a Percent of Assets									
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock
United Fin. Bancorp, Inc of MA										
June 30, 2007	2.0	17.2	78.0	71.0	14.7	0.0	13.6	0.0	13.6	0.0
All Public Companies										
Average	4.4	19.8	70.2	68.7	17.0	0.7	12.4	1.0	11.4	0.0
Medians	2.7	18.1	70.6	70.6	15.4	0.0	10.6	0.1	9.3	0.0
State of MA										
Averages	6.6	24.2	64.5	67.4	16.5	0.3	15.1	1.1	14.1	0.0
Medians	4.9	18.9	69.8	66.7	15.9	0.0	12.7	0.1	11.5	0.0
Comparable Group										
Averages	4.0	18.7	71.4	65.1	19.9	0.6	13.5	2.6	10.9	0.0
Medians	3.6	16.6	74.4	66.7	18.7	0.1	12.8	1.3	8.1	0.0
Comparable Group										
ABNJ American Bancorp of NJ	8.0	11.1	75.8	72.9	7.0	0.0	18.8	0.0	18.8	0.0
BFBC Benjamin Frkln Bncrp Inc of MA	8.0	18.2	66.6	70.8	14.8	1.0	12.0	4.1	7.9	0.0
BHLB Berkshire Hills Bancorp of MA	1.2	10.3	78.9	70.5	16.3	0.7	12.3	5.6	6.7	0.0
BRKL Brookline Bancorp, Inc. of MA	6.4	12.8	77.2	55.2	20.2	0.3	23.1	2.1	21.0	0.0
CEBK Central Bncrp of Somerville MA	1.3	13.4	83.0	60.3	22.3	2.1	6.9	0.4	6.5	0.0
HIFS Hingham Inst. for Sav. of MA	3.2	15.1	78.6	60.4	31.5	0.0	7.5	0.0	7.5	0.0
LSBX LSB Corp of No. Andover MA	4.1	36.3	56.7	54.3	35.1	0.0	10.0	0.0	10.0	0.0
LEGC Legacy Bancorp, Inc. of MA	2.2	19.6	73.0	65.2	17.2	0.0	16.8	0.4	16.4	0.0
PBNY Provident NY Bncrp, Inc. of NY	1.7	31.1	57.2	62.8	21.4	0.0	14.5	6.2	8.3	0.0
WFBC Willow Financial Bcp Inc of PA	4.0	18.6	67.2	70.6	13.5	1.6	13.3	7.1	6.2	0.0

	Balance Sheet Annual Growth Rates							Regulatory Capital		
	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
United Fin. Bancorp, Inc of MA										
June 30, 2007	8.38	-15.39	16.93	7.23	23.01	0.77	0.77	10.67	10.67	15.47
All Public Companies										
Average	4.19	-1.30	7.80	5.50	-3.95	2.53	1.93	10.78	10.62	17.81
Medians	2.76	-3.77	7.15	3.53	-6.67	2.42	1.88	9.35	9.33	15.04
State of MA										
Averages	5.26	-1.79	6.23	2.06	2.19	1.62	0.52	17.26	15.30	23.66
Medians	2.74	-6.26	5.16	2.04	-7.06	4.71	-1.63	18.50	12.77	18.20
Comparable Group										
Averages	3.39	-10.29	9.15	6.23	-1.00	-0.87	-1.69	11.74	11.25	16.37
Medians	0.81	-9.09	9.34	5.00	-6.22	-0.09	-1.93	9.60	9.60	14.36
Comparable Group										
ABNJ American Bancorp of NJ	10.45	2.47	10.74	25.47	-16.91	-17.37	-17.37	15.62	15.62	25.72
BFBC Benjamin Frkln Bncrp Inc of MA	-0.07	13.53	-4.33	0.86	-5.38	-1.74	-1.62	9.60	9.60	14.72
BHLB Berkshire Hills Bancorp of MA	1.01	-41.24	11.29	4.44	-13.91	7.29	-2.23	7.80	NA	10.30
BRKL Brookline Bancorp, Inc. of MA	-0.41	-11.36	2.86	5.57	-7.06	-7.49	-7.85	19.60	19.60	24.88
CEBK Central Bncrp of Somerville MA	0.62	-35.05	11.48	-8.38	41.37	-3.18	-3.37	NA	8.21	13.09
HIFS Hingham Inst. for Sav. of MA	7.01	3.31	7.94	9.42	2.74	6.15	6.15	NA	7.69	12.85
LSBX LSB Corp of No. Andover MA	12.26	-9.33	34.79	3.22	34.59	6.97	6.97	NA	11.02	16.12
LEGC Legacy Bancorp, Inc. of MA	4.48	-8.05	7.46	10.51	-7.16	-3.66	-3.73	12.50	12.50	18.20
PBNY Provident NY Bncrp, Inc. of NY	0.09	-14.52	11.35	-0.11	-1.67	2.77	5.46	8.55	8.55	13.80
WFBC Willow Financial Bcp Inc of PA	-1.48	-1.85	-2.07	11.26	-36.64	1.56	0.72	8.50	8.50	14.00

(1) Financial information is for the quarter ending March 31, 2007.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

with respect to the regulatory capital requirements, with the Company's tangible ratio currently exceeding the Peer Group. On a pro forma basis, the Company's regulatory surpluses will continue to be above the Peer Group's ratios.

The interest-earning asset compositions for United Financial and the Peer Group were relatively similar, with loans constituting the bulk of interest-earning assets for both. The Company's loans-to-assets ratio of 78.0% was higher than to the comparable Peer Group ratio of 71.4%. Comparatively, the Peer Group's cash and investments-to-assets ratio of 22.7% exceeded the comparable ratio for the Company of 19.2%. Overall, United Financial's interest-earning assets amounted to 97.2% of assets, which exceeded the comparable Peer Group ratio of 94.1%, with the Peer Group's lower ratio due in part to the level of intangibles, including goodwill, maintained on the Peer Group's balance sheets, on average.

United Financial's funding liabilities reflected a funding strategy that was similar to that of the Peer Group's funding composition. The Company's deposits equaled 71.0% of assets, which was above the comparable Peer Group ratio of 65.1%. Comparatively, borrowings were utilized to a greater degree by the Peer Group, as indicated by borrowings-to-assets ratios of 14.7% and 20.5% for the Company and the Peer Group, respectively. Total interest-bearing liabilities maintained by United Financial and the Peer Group, as a percent of assets, equaled 85.7% and 85.6%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Company's ratio of interest-bearing liabilities as a percent of assets will be less than the Peer Group's ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is lower than United Financial's ratio, based on IEA/IBL ratios of 109.9% and 113.4%, respectively, as the Company benefits from a lack of intangibles on the balance sheet and a higher capital ratio. The additional capital realized from stock proceeds should serve to provide the Company with an IEA/IBL ratio that further exceeds the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will lower the proportion of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. The Company's growth rates are based on the 18 months ended June 30, 2007, while the Peer Group's growth rates are based on growth for the twelve months ended June 30, 2007 or the most recent period available. The Company's assets increased at an 8.4% annual rate, which was well above the Peer Group's asset growth rate of 3.4%. Asset growth for the Association was realized through loan growth, which was funded by deposit and borrowings growth, along with a decrease in cash and investments. The Peer Group experienced growth in loans which was funded with available cash and investments, resulting in the modest change in assets over the preceding twelve month period.

Borrowings increased substantially on a percentage basis during the most recent twelve months for the Company. The asset growth for the Peer Group was funded by deposit growth, offset in part by a decline in borrowings, however the Peer Group's deposit growth rate was below the comparable growth rate posted by United Financial. United Financial experienced a modest increase in net worth over the trailing twelve month period, versus a slight decline for the Peer Group. The Company's capital was increased by net income recorded during the period, and was affected by other factors such as stock repurchases, payment of cash dividends and the change in the market value adjustment for securities held as available for sale, while the Peer Group's capital improvement was also affected by many of the similar adjustments. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will likely depress United Financial's capital growth rate following the stock offering.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Company and the Peer Group, based on earnings for the twelve months ended June 30, 2007, unless otherwise indicated for the Peer Group companies. United Financial and the Peer Group reported net income to average assets ratios of 0.41% and 0.49%, respectively. The Peer Group reported a lower level of loan loss provisions, a lower effective tax rate and lower operating expenses in comparison to the Company. United Financial's earnings reflected comparative earnings advantages with respect to higher non-interest income and higher net interest income.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2007

			Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
		Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
United Fin. Bancorp, Inc of MA																				
	June 30, 2007	0.41	5.62	2.82	2.79	0.11	2.68	0.00	0.00	0.58	0.58	2.56	0.00	-0.03	0.00	5.81	3.71	2.10	5,411	39.32
All Public Companies																				
	Averages	0.50	5.83	3.09	2.73	0.11	2.63	0.03	0.00	0.62	0.65	2.57	0.02	0.07	0.00	6.19	3.58	2.62	5,493	32.41
	Medians	0.55	5.74	3.10	2.72	0.06	2.61	0.00	0.00	0.50	0.52	2.49	0.00	0.01	0.00	6.05	3.62	2.67	4,443	32.63
State of MA																				
	Averages	0.25	5.55	2.83	2.73	0.07	2.65	0.02	0.00	0.42	0.44	2.52	0.03	-0.13	0.00	5.82	3.36	2.46	5,903	37.96
	Medians	0.48	5.63	2.81	2.75	0.04	2.62	0.00	0.00	0.36	0.38	2.52	0.00	-0.02	0.00	5.90	3.45	2.44	5,734	34.06
Comparable Group Average																				
	Averages	0.49	5.65	2.93	2.72	0.09	2.63	0.01	0.00	0.50	0.52	2.32	0.05	-0.06	0.00	5.99	3.45	2.55	6,330	36.71
	Medians	0.56	5.75	2.92	2.78	0.05	2.62	0.00	0.00	0.48	0.53	2.48	0.05	-0.01	0.00	6.00	3.53	2.46	5,734	33.29
Comparable Group																				
ABNJ	American Bancorp of NJ	0.18	5.25	2.89	2.36	0.08	2.28	0.00	0.00	0.25	0.25	2.27	0.00	0.01	0.00	5.50	3.75	1.75	7,701	33.29
BFBC	Benjamin Frkln Bncrp Inc of MA	0.40	5.21	2.60	2.61	0.02	2.58	0.08	0.00	0.61	0.68	2.69	0.10	-0.20	0.00	5.62	3.00	2.61	5,745	NM
BHLB	Berkshire Hills Bancorp of MA	0.53	5.82	2.99	2.83	0.36	2.47	0.03	-0.01	1.11	1.13	2.45	0.11	-0.24	0.01	6.46	3.41	3.06	4,156	28.17
BRKL	Brookline Bancorp, Inc. of MA	0.86	5.99	2.95	3.04	0.14	2.90	0.00	0.00	0.17	0.17	1.56	0.09	0.00	0.00	6.22	3.96	2.27	10,402	39.02
CEBK	Central Bncrp of Somerville MA	0.20	5.90	3.35	2.55	0.01	2.54	0.00	0.00	0.24	0.24	2.59	0.00	0.13	0.00	6.05	3.62	2.43	4,006	31.29
HIFS	Hingham Inst. for Sav. of MA	0.62	5.80	3.55	2.24	0.04	2.20	0.00	0.00	0.25	0.25	1.51	0.00	0.00	0.00	5.98	3.87	2.11	8,759	34.06
LSBX	LSB Corp of No. Andover MA	0.63	5.88	3.16	2.72	0.06	2.66	0.03	0.00	0.36	0.39	2.09	0.00	-0.11	0.00	6.02	3.56	2.46	5,734	39.32
LEGC	Legacy Bancorp, Inc. of MA	0.24	5.71	2.84	2.87	0.04	2.83	0.00	0.00	0.67	0.67	2.85	0.00	-0.23	0.00	5.96	3.50	2.47	5,277	61.62
PBNY	Provident NY Bncrp, Inc. of NY	0.70	5.32	2.35	2.97	0.05	2.92	0.00	0.00	0.70	0.70	2.50	0.11	-0.01	0.00	5.92	2.79	3.13	5,192	31.30
WFBC	Willow Financial Bcp Inc of PA	0.60	5.58	2.59	2.99	0.04	2.95	0.00	0.02	0.66	0.68	2.70	0.13	0.01	0.00	6.21	3.02	3.18	NM	32.36

(1) Financial information is for the quarter ending March 31, 2007.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The Company's stronger net interest income ratio was realized through maintenance of a lower interest expense ratio, which was partially offset by a lower interest income ratio. The Peer Group's higher interest income ratio was realized by the higher yield on interest earning assets, 5.99% versus 5.81% for the Company. The Peer Group's higher interest expense ratio as a percent of assets was primarily due to higher level of interest-bearing assets maintained, which was offset in part by maintenance of a lower cost of funds (3.45% versus 3.71% for the Company). Overall, the Company and the Peer Group reported net interest income to average assets ratios of 2.79% and 2.72%, respectively.

In another key area of core earnings strength, the Company maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, United Financial and the Peer Group reported operating expense to average assets ratios of 2.56% and 2.37%, respectively. United Financial maintained a higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $5.4 million for the Company, versus a comparable median measure of $6.3 million for the Peer Group. The Company's operating expense ratio benefits from maintaining a relatively low investment in fixed assets. On a post-offering basis, United Financial's operating expenses can be expected to increase with the addition of stock benefit plans with such expenses already impacting the Peer Group's operating expenses. At the same time, the Company's capacity to leverage operating expenses will be greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings were stronger than the Company's. Expense coverage ratios posted by the Company and the Peer Group equaled 1.09x and 1.15x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

As noted above, sources of non-interest operating income provided a slightly larger contribution to the Company's earnings. Non-interest operating income equaled 0.58% and 0.52% of United Financial's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, the Company's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 76.0% was less favorable than the Peer Group's efficiency ratio of 73.2%. The Peer Group's more favorable efficiency ratio was realized through maintenance of a lower operating expense ratio, offset by a lower non-interest income ratio and lower net interest income ratio. Separate from operating expenses, the Peer Group reported 0.05% of average assets of intangibles amortization, versus a minimal balance for the Company.

Loan loss provisions had a slightly larger impact on United Financial, with loan loss provisions established by the Company and the Peer Group equaling 0.11% and 0.09% of average assets, respectively, with the Company adding to the reserve balance partially as a result of the stronger growth in the loans receivable balance. The impact of loan loss provisions on United Financial's and the Peer Group's earnings were indicative of their generally favorable credit quality measures and lending strategies.

United Financial reported net non-operating losses of 0.03% of average assets, resulting from losses on the sale of investment securities, while the Peer Group reported net non-operating losses of 0.06% of average assets. Typically, gains and losses generated from non-operating items are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from these items are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, which were not part of the Company's income statement, such gains may be considered to be an ongoing activity for an institution particularly during periods of low interest rates and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either United Financial's or the Peer Group's earnings.

Taxes had a significantly larger impact on United Financial's earnings, as the Company and the Peer Group posted effective tax rates of 39.32% and 36.71%, respectively. As indicated in the prospectus, the Company's effective marginal tax rate is equal to 41%.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions and investment in mortgage-backed securities. United Financial's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and MBS as a percent of assets than maintained by the Peer Group (54.7% versus 41.6% for the Peer Group). The Company's higher ratio was attributable to maintaining a higher concentration of 1-4 family loans and MBS. Loans serviced for others equaled 3.7% and 4.1% of the Company's and the Peer Group's assets, respectively, thereby indicating a lower influence of mortgage banking activities on United Financial's operations. Servicing intangible assets were a higher proportion of the balance sheet for the Peer Group.

Diversification into higher risk types of lending was higher for the Peer Group compared to United Financial, with total loans separate from MBS and 1-4 family residential loans equal to 34.95% of assets for the Company and 40.84% of assets for the Peer Group, on average. Commercial real estate loans represented the most significant area of lending diversification for the Company (19.45% of assets), followed by commercial business loans (7.4% of assets). The Peer Group's lending diversification consisted primarily of commercial real estate/multi-family loans (25.91% of assets), followed by construction loans (5.5% of assets). Lending diversification was more significant for the Company with respect to commercial business loans. Overall, United Financial's higher ratio of loans-to-assets and degree of lending diversification into higher risk types of lending translated into a higher risk weighted assets-to-assets ratio of 72.48%, versus a comparable Peer Group ratio of 70.27%.

Credit Risk

The credit risk associated with the Company's balance sheet was considered to be similar to the Peer Group's, as implied by credit quality measures for non-performing assets and reserve coverage ratios (see Table 3.5). As of June 30, 2007, United Financial reported total NPAs plus

Table 3.4
United Financial Bancorp, Inc.
Comparative Loan Composition and Credit Risk Measures

Ticker	Company Name			Loan Composition						
		MBS/ Assets (%)	Const/Dev Lns/ Assets (%)	1-4 Fam Lns/ Assets (%)	Multi- Unit Comm RE/Assets (%)	C & I Lns/ Assets (%)	Cons Loans/ Assets (%)	RW Assets/ Assets (%)	Loans Serv. for Others (%)	Servicing Assets (%)
-----	**United Financial**	**11.10%**	**5.10%**	**43.62%**	**19.45%**	**7.39%**	**3.01%**	**72.48%**	**37,875**	**144**
	Peer Group									
	Average	9.44%	5.45%	32.13%	25.91%	4.67%	4.81%	70.27%	53,521	305
	Median	6.36%	5.21%	30.71%	24.15%	4.09%	0.38%	70.53%	40,749	148
ABNJ	American Bank of New Jersey	7.69%	6.05%	53.67%	16.92%	1.22%	0.12%	62.56%	19,722	88
BFBC	Benjamin Franklin Bank	6.51%	7.59%	28.36%	27.14%	3.86%	0.27%	70.34%	172,158	729
BHLB	Berkshire Bank	4.21%	7.91%	34.34%	20.85%	8.08%	9.72%	81.64%	85,564	908
BRKL	Brookline Bank	5.42%	1.37%	14.52%	29.60%	9.21%	26.84%	82.69%	51,956	211
CEBK	Central Co-operative Bank	4.70%	4.80%	33.05%	43.59%	2.07%	0.23%	70.72%	116	0
HIFS	Hingham Institution for Savings	1.54%	3.10%	41.43%	34.54%	0.02%	0.07%	63.22%	901	0
LEGC	Legacy Banks	6.21%	3.93%	47.79%	21.36%	3.01%	0.49%	72.03%	8,181	29
PBNY	Provident Bank	19.58%	4.98%	25.70%	19.35%	7.41%	0.69%	64.96%	112,843	792
LSBX	RiverBank	26.97%	9.35%	15.90%	26.95%	4.32%	0.13%	72.27%	29,542	141
WFBC	Willow Financial Bank	11.56%	5.43%	26.55%	18.74%	7.55%	9.58%	62.32%	54,226	155

Source: SNL Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2007 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
United Fin. Bancorp, Inc of MA	0.00	0.29	0.37	0.97	259.79	259.79	215	0.03
All Public Companies								
Averages	0.09	0.60	0.61	0.84	236.18	205.29	486	0.11
Medians	0.01	0.40	0.43	0.78	178.00	115.61	65	0.03
State of MA								
Averages	0.00	0.26	0.36	1.01	378.72	416.12	144	0.03
Medians	0.00	0.16	0.28	0.98	236.21	252.10	31	0.01
Comparable Group Average								
Averages	0.01	0.29	0.34	1.00	292.85	336.76	352	0.11
Medians	0.00	0.30	0.31	1.05	209.55	203.26	26	0.02
Comparable Group								
ABNJ American Bancorp of NJ	0.00	NA	NA	0.57	NA	NA	0	0.00
BFBC Benjamin Frkln Bncrp Inc of MA	0.00	0.33	0.44	0.98	163.66	203.26	18	0.01
BHLB Berkshire Hills Bancorp of MA	0.00	0.82	0.93	1.11	209.55	110.18	601	0.14
BRKL Brookline Bancorp, Inc. of MA	0.05	0.16	0.14	1.26	647.02	616.25	815	0.18
CEBK Central Bncrp of Somerville MA	0.00	0.06	0.07	0.84	71.26	NA	33	0.03
HIFS Hingham Inst. for Sav. of MA	0.00	0.06	0.08	0.67	159.05	840.50	0	0.00
LSBX LSB Corp of No. Andover MA	0.00	0.02	0.03	1.36	NA	NA	4	0.01
LEGC Legacy Bancorp, Inc. of MA	0.00	0.30	0.41	0.81	236.21	197.00	14	0.01
PBNY Provident NY Bncrp, Inc. of NY	0.03	0.30	0.31	1.28	523.23	242.96	136	0.03
WFBC Willow Financial Bcp Inc of PA	0.00	0.59	0.68	1.16	NA	147.14	1,902	0.73

(1) Financial information is for the quarter ending March 31, 2007.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

loans greater than 90 days delinquent and still accruing equal to 0.29% of assets, versus 0.29% of assets for the Peer Group. The Company reported non-performing loans equal to 0.37% of loans (non-accruing loans), versus 0.34% of loans for the Peer Group. The Peer Group's loss reserves as a percent of NPAs equaled 292.85%, versus 259.79% for the Company. Loss reserves maintained as percent of loans were higher for the Peer Group (1.00% versus 0.97% for United Financial). The Company's credit risk exposure was considered to be similar with respect to the level of net loan charge-offs for the most recent twelve month period (0.03% of loans). Comparatively, net loan charge-offs recorded by the Peer Group equaled 0.11% of net loans receivable.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of United Financial versus the Peer Group. In terms of balance sheet composition, the Company's interest rate risk characteristics were considered to be more favorable than the Peer Group's. Most notably, the Company's higher tangible capital position and higher IEA/IBL ratio indicate a lower dependence on the yield-cost spread to sustain the net interest margin, while United Financial also maintained a lower level of non-interest earning assets. On a pro forma basis, the infusion of stock proceeds should provide the Company with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in United Financial's equity-to-assets and IEA/IBL ratios. United Financial does maintain a noticeable level of fixed rate residential loans in portfolio, which increase interest rate risk exposure.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for the Company and the Peer Group. In general, the relative fluctuations in United Financial's net interest income to average assets ratios were considered to be similar than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, the Company was viewed as maintaining a similar degree of interest rate risk exposure in the net interest margin. The stability of United Financial's net interest margin should be enhanced by the

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2007 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income: 06/30/07	03/31/07	12/31/06	09/30/06	06/30/06	03/31/06
				(change in net interest income is annualized in basis points)					
United Fin. Bancorp, Inc of MA	13.6	113.4	2.8	6	-7	-5	0	-14	-8
All Public Companies	11.3	110.0	5.6	1	0	-8	-6	-3	-0
State of MA	14.1	114.1	4.6	0	9	-13	5	-7	-10
Comparable Group Average	10.9	110.3	5.9	2	1	-14	2	-7	-10
Comparable Group									
ABNJ American Bancorp of NJ	18.8	118.7	5.1	-7	-17	-14	-7	-3	7
BFBC Benjamin Frkln Bncrp Inc of MA	7.9	107.1	7.2	13	12	-20	2	-4	-9
BHLB Berkshire Hills Bancorp of MA	6.7	103.4	9.6	-4	-5	-1	12	-10	-10
BRKL Brookline Bancorp, Inc. of MA	21.0	127.1	3.7	-1	9	-8	-0	8	-7
CEBK Central Bncrp of Somerville MA	6.5	105.4	2.4	1	-20	-23	20	-23	-19
HIFS Hingham Inst. for Sav. of MA	7.5	105.4	3.1	10	-2	-28	5	-27	-17
LSBX LSB Corp of No. Andover MA	10.0	108.7	2.8	-4	6	-12	31	2	-12
LEGC Legacy Bancorp, Inc. of MA	16.4	115.1	5.2	-15	15	-8	-7	-14	-6
PBNY Provident NY Bncrp, Inc. of NY	8.3	106.9	10.0	27	13	-15	-19	4	-10
WFBC Willow Financial Bcp Inc of PA	6.2	104.8	10.2	1	-1	-16	-20	1	-14

NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding the Company's assets.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of United Financial. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with United Financial's conversion transaction. The valuation incorporates the appraisal methodology promulgated by the OTS for second step conversions of mutual holding companies, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of United Financial's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, particularly second step conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in United Financial's operations and financial condition; (2) monitor United Financial's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings, particularly second step conversions (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including United Financial's value, or United Financial's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of United Financial relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, including the market for new issues, to assess the impact on value of United Financial coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall Asset/Liability ("A/L") Composition. The Company's IEA composition exhibited a higher concentration of loans and a somewhat lower diversification into higher risk and higher yielding loans than the Peer Group. United Financial's lending operations include a strategy of originating loans for portfolio, which has resulted in a noticeable balance of fixed rate residential loans – which has increased overall interest rate risk. This factor is offset in part by the balances of adjustable rate or shorter-term loans such as commercial real estate, home equity, construction and consumer loans. The asset composition provided for a higher risk weighted assets-to-assets ratio than maintained by the Peer Group on average, however the Company's IEA yield was slightly below the Peer Group, notwithstanding the higher loans/assets ratio.

  United Financial's funding composition reflected a higher level of deposits and lower level of borrowings in comparison to the Peer Group as a percent of assets. United Financial maintained a similar IBL level compared to the Peer Group average. On a combined basis, the Company currently maintains a higher IEA/IBL ratio, as the Peer Group maintains a balance of intangibles, and this advantage will increase on a pro forma basis. On balance, RP Financial concluded that the Company's A/L composition on a pro forma basis was a neutral factor in our adjustment for financial condition.

- Credit Quality. United Financial maintained a similar ratio of NPAs and delinquent loans as the Peer Group on average, with both reporting relatively low levels of such assets compared to industry averages. Loss reserves as a percent of loans and reserve coverage ratios were similar for both and were in-line with industry averages. Net loan charge-offs were higher for the Peer Group. United Financial maintained a higher level of loan portfolio diversification away from traditional 1-4 family residential loans (as a percent of assets), while the Company reported a higher risk weighted assets-to-assets ratio due to the higher loans/assets ratio. Overall, in comparison to the Peer Group, the Company appears to have similar credit risk exposure, which was considered as a neutral factor in our adjustment for financial condition.

- Balance Sheet Liquidity. The Peer Group operated with a higher level of cash and investment securities relative to the Company (22.7% of assets versus 19.2% for the Company). Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase and exceed the Peer Group as the proceeds will be initially deployed into investments. Overall, RP Financial concluded that this was a positive factor in our adjustment for financial condition.
- Funding Liabilities. United Financial and the Peer Group reported similar IBL/assets ratios, attributable to the similar capital positions, although the Company will have a lower IBL/assets ratio on a pro forma basis. Deposits funded a higher proportion of assets for United Financial versus the Peer Group. The Company's overall cost of funds is higher than the Peer Group, an unfavorable income statement structure, and limits profitability. Increased capitalization and reinvestment of offering proceeds will reduce but not eliminate the negative impact of the funding base on profitability. Overall, we concluded that funding liabilities was a modestly negative factor in our adjustment for financial condition.
- Capital. Following the stock offering, United Financial's pro forma capital position will exceed the Peer Group's equity-to-assets ratio. The increase in the Company's pro forma capital position will result in greater leverage potential and reduce the IBL/assets ratio. At the same time, the Company's higher capital will likely result in a lower ROE. On balance, RP Financial concluded this was a slightly negative factor in our adjustment for financial condition.

On balance, no valuation adjustment was applied for the Company's financial condition relative to the Peer Group.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company's reported earnings were lower than the Peer Group's on a ROAA basis (0.41% of average assets versus 0.49% for the Peer Group), reflecting higher operating expenses, higher provisions for loan losses and a higher effective tax rate. While the net interest income ratio was slightly more favorable for the Company, United Financial's lower interest income was offset by lower interest expense, due to the Company's higher capital position which results in more assets being funded with interest-free capital. The Company's capital position also acted to mitigate the higher cost of funds and lower yield cost spread. The higher operating expense ratio was due in part to recent branch office network expansion and benefit plans put into place as part of the minority stock offering. While the net reinvestment benefit of the offering proceeds should support the Company's profitability, there will remain a noticeable comparative disadvantage, leading to the net downward adjustment for profitability, growth and viability of earnings.

- Core Earnings. Both the Company's and the Peer Group's earnings were derived largely from recurring sources, with the disadvantages highlighted above. The Company maintains a lower expense coverage ratio, 1.09x versus 1.15x for the Peer Group. Similarly, the Company's efficiency ratio of 76.0% was less favorable than the Peer Group's efficiency ratio of 73.2%. While the conversion proceeds reinvestment will support the Company's profitability, on a core basis, United Financial will maintain lower profitability, thus supporting a downward valuation earnings adjustment.

- Interest Rate Risk. The Company's exposure to interest rate risk appears to have been greater than the Peer Group's, and this factor is evident in the recent net interest margin and earnings performance which are low at present and continuing to trend downward. The balance of longer-term fixed rate loans on the Company's balance sheet has reduced interest income levels in recent periods. On a pro forma basis, the infusion of stock proceeds can be expected to reduce the interest rate risk through higher capitalization and proceeds reinvestment. On balance, RP Financial concluded that interest rate risk was a negative factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. As noted in the earlier section, the Company appears to have a similar credit risk profile when examining NPAs, reserve coverage ratios and loan chargeoff ratios. The Company's risk-weighted assets to assets ratio is higher, based on the higher loans/assets ratio. Loan portfolio diversification is similar to the Peer Group. Accordingly, RP Financial concluded that credit risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. Despite the Company's recent stronger asset growth, United Financial's core profitability has been moderate largely due to operating costs associated with achieving such growth and elevated funding costs. The recent past indicates that deposit growth is achievable, but with high funding costs and low margins. The infusion of stock proceeds will increase the Company's earnings growth potential with respect to leverage capacity, however the ability to strongly increase lower cost deposits is limited by the local competitive environment. United Financial's operations are concentrated within a relatively small geographical area, whereby a change in competitive factors will affect most of the Company's branch office communities.

  Growth in non-interest operating income has been much slower than asset and deposit growth. This provides less earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of unfavorable changes in the yield curve, as in the current environment.

On balance, this was a negative factor in our adjustment for profitability, growth and viability of earnings.

- Return on Equity. United Financial's current return on equity is lower than the Peer Group's ratio. Accordingly, as the result of the significant increase in capital that will be realized from the infusion of net stock proceeds, combined with the current lower return on assets, the Company's pro forma return on equity on a core earnings basis will be significantly below the Peer Group's return on equity ratio. Accordingly, this was a negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, we concluded that a significant downward adjustment was warranted for this factor.

3. Asset Growth

United Financial's asset growth for the most recent period was higher than the Peer Group's asset growth rate for same period (8.4% growth versus 3.4% growth for the Peer Group), as the Company's loan growth was funded through deposits and borrowings growth, as well as from available liquidity. On a pro forma basis, the Company's tangible equity-to-assets ratio will be well above the Peer Group's tangible equity-to-assets ratio, implying higher leverage capacity. Future growth capabilities for the Company may be somewhat limited due to the ability to obtain cost-effective deposits or borrowed funds that can be profitably reinvested into earning assets (recent growth has been achieved with relatively high cost funds). However, the Company has demonstrated an ability to achieve growth in its market and, coupled with a strategy for expansion, enjoys a slight advantage versus the Peer Group. Accordingly, on balance, we believe that a slight upward valuation adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. United Financial's primary market area for deposits is considered to be the local areas surrounding the branch offices in Hampden and Hampshire Counties, Massachusetts, while lending activities extend over a somewhat greater geographical area. The region served by the Company's branches continues to transform from a manufacturing based economy to a more services oriented economic base. The moderate economic growth in the primary market area has provided for slow growth demographic trends. Competition among financial services companies includes other locally-based thrifts and banks as well as regional and super regional banks, and the level of such competition is exacerbated by the slow growth characteristics of the market area.

The Peer Group companies are headquartered in counties that range from very rural with small population bases, to populations in excess of 1 million. Seven of the Peer Group companies are located in the Commonwealth of Massachusetts, with two companies in the western part of the state. As shown in Exhibit III-3, on average the Peer Group companies headquarters' counties have similarly sized population bases than the Hampden County market, and have reported more favorable past and future population growth characteristics than Hampden County. Comparative per capita income measures imply that the Hampden County market is a less affluent market area compared to the markets served by the Peer Group companies, with all Peer Group companies having higher per capita income levels. United Financial's deposit market share in Hampden County was lower than the average and median market shares of the Peer Group companies, indicating a somewhat lower competitive position for the Company (market share of 3.4%). Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, July 2007 unemployment rates for the markets served by the Peer Group companies were well below the unemployment rate reflected for Hampden County. On balance, we concluded that a moderate downward adjustment was appropriate for the Company's market area.

5. Dividends

After the conversion to full stock form, United Financial intends to pay dividends in an amount such that current minority shareholders will continue to receive the same total cash dividend payment, with the per share dividend amount adjusted for the exchange ratio. At the current midpoint valuation, the annual dividend payment would equal $0.20 per share and provide a yield of 2.00% based on the $10.00 per share initial offering price. Based on these assumptions, the Company's dividend payout ratio would approximate 74% of annual earnings. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Table 4.1
Market Area Unemployment Rates
United Financial and the Peer Group Companies(1)

	County	July 2007 Unemployment
United Financial - MA	Hampden	6.6%
Peer Group Average		4.7%
Benjamin Franklin Bancorp, Inc. of MA	Norfolk	4.5%
American Bancorp of NJ - NJ	Essex	6.3
Hingham Institution for Savings of MA	Plymouth	5.5
Berkshire Hills Bancorp, Inc. - MA	Berkshire	4.7
Brookline Bancorp, Inc. - MA	Norfolk	4.5
Willow Financial Bancorp, Inc. - PA	Montgomery	3.4
LSB Corp. of N. Andover -- MA	Essex	5.4
Provident NY Bancorp, Inc. - NY	Rockland	4.0
Legacy Bancorp, Inc. - MA	Berkshire	4.7
Central Bancorp - MA	Middesex	4.3

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.13% to 3.70%. The average dividend yield and payout ratio on the stocks of the Peer Group institutions equaled 2.34% and 45.92% as of August 31, 2007. As of the same date, approximately 82% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.84% and a payout ratio of 47.93%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company's indicated dividend policy provides for a lower yield as maintained by the Peer Group. While the Company's implied payout ratio of 74% of pro forma earnings at the midpoint is above the Peer Group's payout ratio, the Company's ability to maintain a higher payout ratio is supported by its higher pro forma equity to-assets ratio equal to 21.0% at the midpoint compared to 13.5% for the Peer Group. Accordingly, on balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $38.6 million to $745.4 million as of August 31, 2007, with average and median market values of $234.3 million and $140.3 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.6 million to 59.6 million, with average and median shares outstanding of 16.5 million and 9.4 million, respectively. The Company's stock offering is expected to have a pro forma market value at the midpoint of the offering range that will be in the upper end of the range of market values reflected for the Peer Group companies, while shares outstanding for the Company will be above the Peer Group mean and median shares outstanding. Like all of the Peer Group companies, the Company's stock will be quoted on the NASDAQ following the stock offering. Overall, we anticipate that the Company's public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as United Financial: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift franchises in Massachusetts; and (D) the market for the public stock of United Financial. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Stocks traded in a narrow range before strengthening at the end of August 2006 and into early-September, as oil prices dropped below $70 a barrel for the first time in two months and the unemployment rate for August dropped to 4.7%. The Dow Jones Industrial Average ("DJIA") moved to a four-month high in mid-September, with further declines in oil prices and the Federal Reserve's decision to leave rates unchanged helping to sustain the positive trend. Stocks retreated modestly heading into late-September, as investors reacted negatively to an economic report showing a slow down in business activity in the Mid-Atlantic region. Lower oil prices and a strong consumer sentiment report helped stocks to rally at the close of the third quarter.

The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October. Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 mark. The DJIA closed above 12000 heading into late-October 2006, with optimism about corporate earnings, the Federal Reserve's decision to hold rates steady and lower oil prices sustaining the rally. Despite a slight pullback at the end of October, the 3.4% gain in the DJIA for October was the best monthly gain since November 2005. Stocks continued to edge lower at the beginning of November, but then rebounded strongly in mid-November. Favorable inflation data reflected in wholesale and consumer prices for October, merger news and upbeat comments by the Federal Reserve about interest rates were factors that contributed to the rally in the broader market. Stocks traded in a narrow range ahead of the holiday shopping season in late-November. After posting a big one day loss in late-November on concerns about retail sales, lower oil prices, merger news and favorable economic reports provided a boost to stocks in early-December. The DJIA traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year.

Lower oil prices helped to sustain the positive trend in stocks at the start of 2007, which was followed by a mild pullback due to weakness in technology stocks. Optimism about the economy and some favorable earnings reports helped to lift the DJIA to a record high heading into late-January 2007, which was followed by a one day sell-off on a weak housing report and concerns about higher rates. Stocks surged higher at the end of January 2007, as the Federal Reserve's late-January meeting concluded with no change in rates. The broader stock market traded in a narrow range in early-February and then the DJIA rallied to a new record in mid-February. Comments by the Federal Reserve Chairman that helped to alleviate concerns of higher rates, as well as lower oil prices, were factors that contributed to the mid-February rally. Comparatively, higher oil prices contributed to a downturn in stocks heading into late-February. A sell-off in China's stock market turned into a global market sell-off, as the DJIA plunged over 400 points on February 27th.

Stocks recovered some of the losses from the one day sell-off in early-March 2007, as the broader stock market benefited from a rebound in China's stock market. Mounting troubles for subprime mortgage lenders and weak economic data fueled a sharp downturn in the broader stock market in mid-March. Following the sell-off, merger announcements, rallies in overseas markets and a drop in oil prices supported a rebound in the broader stock market ahead of the March meeting of the Federal Reserve. The Federal Reserve's decision to hold rates steady further strengthened the rebound in the stock market as investors were buoyed by the Federal Reserve's assessment that the economy would continue to expand at a moderate pace. Stocks fluctuated at the close of the first quarter on mixed economic data.

Signs of an improving housing market provided a boost to the stock market at the start of the second quarter 2007, with news of an increase in an index of pending existing home sales during February supporting a one-day gain of more than 120 points in the DJIA. News of Iran's release of British hostages, lower oil prices and a favorable March employment report also contributed to the broader market gains in early-April. The broader market rally continued through most of April, as merger news and strong corporate profits lifted the DJIA above a close of 13000 in late-April. For the month of April, the DJIA closed up 5.7%. Stronger than expected manufacturing data and lower oil prices helped to propel the DJIA to five consecutive record highs in early-May. Following a sharp one day sell-off on a weak retail sale report for April, the positive trend in the broader stock market continued into mid-May. A new wave of corporate deals, lower oil prices and a stronger than expected reading for May consumer confidence were noted factors that help to sustain the rally. Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China's stock market. Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June. Stocks generally traded lower in the second half of June on continued inflation concerns, as well as higher oil prices and weakness in the housing market.

The broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at record highs in mid-July. A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally. A favorable second quarter earnings report by IBM helped the DJIA close above the 14000 mark heading into late-July, which was followed a general downturn in stocks during late-July and early-August. Stocks were driven lower by fears that the housing slump was spreading to the broader economy and concerns of a widening credit crunch prompted by home mortgage lenders cutting off credit or raising rates for a growing number of borrowers. The stock market turned highly volatile in mid-August, reflecting mixed economic news and the ongoing fallout from the credit crisis. Volatility in the stock market continued to prevail through the end of August, based on concerns about the impact of the credit crunch on the economy and speculation about whether or not the Federal Reserve would cut rates at the September meeting. As an indication of the general trends in the nation's stock markets over the past year, as of August 31, 2007 the DJIA closed at 13357.74 an increase of 17.4% from one year ago and an increase of 7.2% year-to-date, and the NASDAQ closed at 2596.36 an increase of 18.9% from one year ago and an increase of 7.5% year-to-date. The Standard & Poors 500 Index closed at 1473.99 on August 31 2007 an increase of 13.1% from one year ago and an increase of 3.9% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have underperformed the broader stock market. Thrift stocks trended lower in late-August 2006 reflecting concerns of a slowdown in housing, while a favorable August employment report provided a boost to the thrift sector at the beginning of September. Inflationary fears prompted a brief sell-off in thrift stocks heading into mid-September, which was followed by a rebound as falling oil prices benefited stocks in general.

Thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates. Acquisition news and strength in the broader market sustained the upward trend in thrift stocks into mid-October. Thrift stocks sold off with the broader market at the end of October and into early-November, as economic data showing slower growth raised concerns for some investors. Strength in the broader market supported a rebound in thrift stocks ahead of the national elections. Favorable inflation data boosted thrifts stocks along with the broader market in mid-November. Weaker than expected housing data pressured thrift stocks lower heading into late-November. Merger news, including Bank of New York's announced merger with Mellon Financial Corp., sparked gains in thrift stocks in early-December 2006. Thrift stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat report on home sales helped thrift and bank stocks participate in the broader market rally in late-December.

Thrift stocks traded lower at the beginning of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates. Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve meeting provided for a choppy trading market for thrift issues in mid- and late-January. Thrift stocks posted gains in late-January and early-February, as thrift investors reacted favorably to the Federal Reserve's decision to hold rates steady. While the DJIA moved to a new high in mid-February, thrift stocks traded in a narrow range heading into late-February. The late-February sell-off triggered by the downturn in China's stock market hit thrift stocks as well. Selling pressure in thrift stocks increased during the first half of March, as mortgage lenders in general were hurt by the deterioration in market conditions for subprime mortgage lenders. In mid-March, the Mortgage Bankers Association reported that subprime mortgage delinquencies rose to a four year high during the fourth quarter of 2006. Thrift stocks participated in the broader stock market rally following the Federal Reserve's decision to hold rates steady at its March meeting, based on expectations that the economy would continue to expand at a moderate pace. Thrift stocks pulled back in late-March, as lenders were hurt by news that sales of new homes fell for the second straight month in February and consumer confidence dropped in March.

A favorable report on February pending existing home sales sparked gains in thrift stocks at the start of the second quarter of 2007. In contrast to the broader market, thrift stocks trended lower in mid-April as a weak housing market and the overhang of problems in the subprime lending market continued to weigh on the thrift sector. Some positive earnings reports helped to boost thrift stocks heading into the second half of April, but the rally did not match gains posted in the broader market. A late-April report showing a decline in home sales in March served to dampen enthusiasm for thrift stocks, while news of Bank of America's $21 billion proposed acquisition of LaSalle Bank Corp. had little impact on trading activity among thrift and bank stocks. Thrift stocks headed higher along with the broader stock market in early-May, but did not sustain the upward momentum into mid-May. A disappointing report on the outlook for the housing market weighed on the thrift sector in mid-May, with the National Association of Home Builders report projecting that home sales and housing production would not begin to improve until late in 2007. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates. Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June.

The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor and Moody's announced plans to downgrade securities backed by subprime mortgages. Bargain hunting and strength in the broader market supported a brief rebound in thrift stocks in mid-July, which was followed a sharp sell off on fears of spreading subprime problems and some second quarter earnings reports showing deterioration in credit quality. A disappointing second quarter earnings report by Countrywide Financial and a larger-than-expected decline in new home sales knocked thrift equities lower in late-July. The downturn in thrift stocks continued into the beginning of August on news that American Home Mortgage Investment Corp. was shutting down operations due to liquidity problems. Thrift stocks participated in the volatility exhibited in the broader market volatility in mid-August, but, in general, the downward trend in thrift equities continued during the first half of August. Thrift equities benefited from the mid-August discount rate cut by the Federal Reserve and then fluctuated along with the broader market through the end of August based on speculation over the outcome of the Federal Reserve's next meeting. On August 31, 2007, the SNL Index for all publicly-traded thrifts closed at 1,537.5 a decrease of 8.7% from one year ago and a decrease of 16.0% year-to-date. The SNL MHC Index closed at 3,516.6 on August 31, 2007, an increase of 4.1% from one year ago and a decrease of 9.2% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with fewer offerings being oversubscribed and typically reflecting only modest price appreciation or, in some cases, trading below their IPO prices in initial after market trading activity. As shown in Table 4.2, two standard conversions, one second-step conversion and three mutual holding company offerings were completed during the past three months. The second step offering was considered to be more relevant for purposes of our analysis. In general, second-step conversions tend to be priced (and trade in the aftermarket) at higher P/B ratios than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. The second step conversion, Abington Bancorp of PA ("Abington"), closed just above the minimum of the offering range, effective June 28, 2007. Abington is a similarly sized institution as United Financial, and closed its offering at a price/tangible book value ratio of 102.9% and a price/core earnings multiple of 22.8 times. Abington's stock price closed 4.0% below the IPO price on the first day of trading and closed 4.1% below the IPO price as of August 31, 2007.

Although post-conversion trading activity appears orderly, a trend has emerged in secondary offerings of stock by MHC institutions that suggests less investor interest in these offerings. Specifically, five recent second step or secondary offerings (including Abington Bancorp of PA, Westfield Financial of MA, Osage Bancorp of OK, Peoples United of CT and Alliance Bancorp of PA) were unsuccessful in reaching the minimum of the valuation range in the initial subscription period. These five transactions required a syndicated offering to raise sufficient capital to successfully close the offerings. Even with the assistance of the syndicate, all these offerings closed within the valuation range without oversubscription.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information			
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)
Standard Conversions										
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	$ 216	13.74%	0.12%	852%	$ 63.5	100%	120%	2.3%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	$ 61	7.96%	1.46%	64%	$ 13.9	100%	132%	4.0%
Averages - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%
Medians - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%
Second Step Conversions										
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%
Averages - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%
Medians - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%
Mutual Holding Company Conversions										
FSB Community Bncshrs, Inc., NY*	8/15/07	FSBC-OTCBB	$ 151	9.05%	0.03%	700%	$ 8.4	47%	85%	10.2%
Beneficial Mutual Bancorp, Inc., PA	7/16/07	BNCL-NASDAQ	$ 3,463	11.44%	0.50%	207%	$ 236.1	44%	132%	1.3%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	$ 124	7.04%	0.39%	167%	$ 10.7	45%	132%	6.5%
Averages - Mutual Holding Company Conversions:			$ 1,253	9.18%	0.31%	358%	$ 85.1	45%	117%	6.0%
Medians - Mutual Holding Company Conversions:			$ 151	9.05%	0.39%	207%	$ 10.7	45%	132%	6.5%
Averages - All Conversions:			$ 831	10.23%	0.46%	343%	$78.7	68%	115%	4.7%
Medians - All Conversions:			$ 184	10.25%	0.32%	187%	$38.7	52%	126%	3.8%

Institution	Contribution to Charitable Found.: Form	% of Offering (%)	Insider Purchases: % Off Incl. Fdn. Benefit Plans: ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	Pro Forma Data: Pricing Ratios(3): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)
Standard Conversions														
Louisiana Bancorp, Inc., LA	N.A.	N.A.	8.0%	4.0%	10.0%	3.4%	0.00%	75.5%	31.5x	23.5%	0.7%	31.1%	2.4%	$10.00
Quaint Oak Bancorp, Inc., PA*(1)	N.A.	N.A.	8.0%	4.0%	10.0%	6.1%	0.00%	84.1%	20.3x	19.1%	0.9%	22.3%	4.2%	$10.00
Averages - Standard Conversions:	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00
Medians - Standard Conversions:	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00
Second Step Conversions														
Abington Bancorp, Inc., PA*	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00
Averages - Second Step Conversions:	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00
Medians - Second Step Conversions:	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00
Mutual Holding Company Conversions														
FSB Community Bncshrs, Inc., NY*	N.A.	N.A.	8.3%	4.2%	10.4%	3.2%	0.00%	88.5%	166.7x	11.3%	0.1%	12.8%	0.6%	$10.00
Beneficial Mutual Bancorp, Inc., PA	C/S	500K/4.02%	8.8%	4.4%	11.1%	1.3%	0.00%	97.6%	44.9x	20.2%	0.3%	12.2%	2.0%	$10.00
Hometown Bancorp, Inc., NY	N.A.	N.A.	8.7%	4.4%	10.9%	4.2%	0.00%	82.6%	23.9x	16.6%	0.7%	13.1%	4.9%	$10.00
Averages - Mutual Holding Company Conversions:	NA	NA	8.6%	4.3%	10.8%	2.9%	0.00%	89.5%	78.5x	16.0%	0.3%	12.7%	2.5%	$10.00
Medians - Mutual Holding Company Conversions:	NA	NA	8.7%	4.4%	10.9%	3.2%	0.00%	88.5%	44.9x	16.6%	0.3%	12.8%	2.0%	$10.00
Averages - All Conversions:	NA	NA	8.2%	4.1%	10.3%	3.8%	0.25%	88.5%	52.4x	18.9%	0.6%	18.9%	3.0%	$10.00
Medians - All Conversions:	NA	NA	8.2%	4.1%	10.2%	3.8%	0.00%	86.3%	29.4x	19.7%	0.7%	17.6%	3.1%	$10.00

Institution	Post-IPO Pricing Trends: Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 8/31/07 ($)	% Change (%)
Standard Conversions								
Louisiana Bancorp, Inc., LA	$10.95	9.5%	$10.40	4.0%	$10.91	9.1%	$10.86	8.6%
Quaint Oak Bancorp, Inc., PA*(1)	$9.80	-2.0%	$9.30	-7.0%	$8.90	-11.0%	$9.00	-10.0%
Averages - Standard Conversions:	$10.38	3.8%	$9.85	-1.5%	$9.91	-0.9%	$9.93	-0.7%
Medians - Standard Conversions:	$10.38	3.8%	$9.85	-1.5%	$9.91	-0.9%	$9.93	-0.7%
Second Step Conversions								
Abington Bancorp, Inc., PA*	$9.60	-4.0%	$9.84	-1.6%	$9.25	-7.5%	$9.59	-4.1%
Averages - Second Step Conversions:	$9.60	-4.0%	$9.84	-1.6%	$9.25	-7.5%	$9.59	-4.1%
Medians - Second Step Conversions:	$9.60	-4.0%	$9.84	-1.6%	$9.25	-7.5%	$9.59	-4.1%
Mutual Holding Company Conversions								
FSB Community Bncshrs, Inc., NY*	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.75	-12.5%
Beneficial Mutual Bancorp, Inc., PA	$9.21	-7.9%	$9.38	-6.2%	$8.70	-13.0%	$9.50	-5.0%
Hometown Bancorp, Inc., NY	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.25	-17.5%
Averages - Mutual Holding Company Conversions:	$9.74	-2.6%	$9.79	-2.1%	$8.73	-12.7%	$8.83	-11.7%
Medians - Mutual Holding Company Conversions:	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.75	-12.5%
Averages - All Conversions:	$9.93	-0.7%	$9.82	-1.8%	$9.21	-7.9%	$9.33	-6.8%
Medians - All Conversions:	$9.90	-1.0%	$9.92	-0.8%	$8.83	-11.8%	$9.25	-7.5%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

August 31, 2007

Shown in Table 4.3 are the current pricing ratios for the two companies that have completed fully-converted offerings during the past three months and are traded on NASDAQ or an Exchange. One of the offerings was a second-step conversions (Abington Bancorp), thereby placing an upward bias on the P/TB ratio compared to the standard conversion offering (Louisiana Bancorp). The current average P/TB ratio of the publicly-traded recent conversions equaled 88.98%.

C. The Acquisition Market

Also considered in the valuation was the potential impact on United Financial's stock price of recently completed and pending acquisitions of other savings institutions operating in Massachusetts. As shown in Exhibit IV-4, there were fifteen Massachusetts thrift acquisitions completed between the beginning of 2004 through year-to-date 2007 and there are two acquisitions currently pending of a Massachusetts savings institution (merger data includes mutual mergers). The recent acquisition activity involving Massachusetts savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in Massachusetts or markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence United Financial's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in United Financial's stock would tend to be less compared to the stocks of the Peer Group companies.

D. Trading in United Financial's Stock

Since United Financial's minority stock currently trades under the symbol "UNBK" on the NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. United Financial had a total of 17,071,853 shares issued and outstanding at June 30, 2007, of which 7,882,131 shares were held by public shareholders and traded as public securities. The Company's stock has had a 52 week trading range of $11.86 to $15.95 per share. Following the announcement of the Company's second-step conversion, which was announced on May 22, 2007, United Financial's stock increased from a May 21, 2007 closing price of

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Market Pricing Comparatives
Prices As of August 31, 2007

Financial Institution	Market Capitalization: Price/Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/Assets (%)	Financial Characteristics(6): NPAs/Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	16.62	412.92	0.74	13.46	19.97	130.65	16.47	149.25	20.71	0.41	2.34	35.89	3,136	12.58	0.60	0.53	5.04	0.49	4.70
Special Selection Grouping(8)	10.23	151.74	0.29	11.62	36.15	88.98	23.90	88.98	36.15	0.09	0.94	36.00	660	27.17	0.26	0.70	3.40	0.70	3.40
Comparable Group																			
Special Comparative Group(8)																			
ABBC Abington Bancorp, Inc. of PA	9.59	234.57	0.25	9.99	38.36	96.00	22.34	96.00	38.36	0.18	1.88	72.00	1,050	23.27	0.26	0.65	4.38	0.65	4.30
LABC Louisiana Bancorp, Inc. of LA	10.86	68.92	0.32	13.25	33.94	81.96	25.47	81.96	33.94	0.00	0.00	0.00	271	31.07	NA	0.75	2.42	0.75	2.42

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Mths (no MHC);

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

$14.45 to $15.59 on May 22, 2007. Since May 22, 2007, the stock has been affected by market forces, including the downward trend in the banking industry in the most recent weeks, and reflected a closing price of $12.80 on August 31, 2007.

There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions and the acquisition market. Taking these factors and trends into account, particularly the recent need for syndicated orders to complete offerings by MHC institutions, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. <u>Management</u>

United Financial's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of United Financial's Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the present organizational structure. There are no senior management positions vacant at present.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

As a fully-converted OTS-regulated institution, United Financial will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.4
Valuation Adjustments
United Financial and the Peer Group Companies

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Significant Downward
Asset Growth	Slight Upward
Primary Market Area	Moderate Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing United Financial's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in United Financial's prospectus for offering expenses, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach. In considering the P/B approach, we would expect the market will discount the Company's P/B and P/TB ratios given the much higher pro forma equity level of United Financial.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of UNBK stock. Converting institutions generally do not have stock outstanding. United Financial, however, has public shares outstanding due to the mutual holding company form of ownership. Since United Financial is currently traded on the NASDAQ, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the August 31, 2007 stock price of $12.80 per share and the 17,071,853 shares of United Financial stock outstanding, the Company's implied market value of $218.3 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of United Financial's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Company and thus will increase equity. As these funds are currently on deposit at the Bank level, and available for reinvestment, the consolidated assets will not be affected. At June 30, 2007, the MHC had unconsolidated net assets of $94,000.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of August 31, 2007, the aggregate pro forma market value of United Financial's conversion stock equaled $208,992,550 at the midpoint, equal to 20,899,255 shares at $10.00 per share. The $10.00 per share price was determined by United Financial's Board. The midpoint and resulting valuation range is based on the sale of a 53.83% ownership interest to the public, which provides for a $112.5 million public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. We included a minimal amount of additional earnings incorporating the reduction in interest expense of the $94,000 of MHC net assets (which are currently invested in a deposit account at the Bank and are available for reinvestment). The Company's reported earnings equaled $4,091,000 for the 12 months ended June 30, 2007. In deriving United Financial's estimated core earnings for purposes of the valuation, the adjustments made to reported earnings was to eliminate a loss on the sale of investments during the 12 month period ended June 30, 2007 ($251,000 pre-tax). As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 41%, the Company's core earnings were determined to equal $4,239,000 for the 12 months ended June 30, 2007. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 4.5
United Financial Bancorp, Inc.
Derivation of Core Earnings – 12 Months Ended June 30, 2007

	Amount ($000)
Net income	$4,091
Addback: Net Losses on Sale of Investments (1)	148
Core earnings estimate	$4,239

(1) Tax effected at 41%.

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $209.0 million midpoint value equaled 38.69 times and 37.66 times, respectively, indicating premiums of 47.11% and 63.24% relative to the Peer Group's average reported and core earnings multiples of 26.30 times and 23.07 times, respectively (see Table 4.6 and Exhibits IV-7 and IV-8 for details of the pricing information). In comparison to the Peer Group's median reported and core earnings multiples of 26.09 times and 21.05 times, respectively, the Company's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 48.29% and 78.91%, respectively. The Company's pro forma P/E ratios based on reported earnings at the minimum and the super maximum are 34.17 times and 47.34 times, respectively, and based on core earnings at the minimum and the super maximum are 33.23 times and 46.17 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to United Financial's pro forma book value. The Company's pre-conversion equity was adjusted to include $94,000 of equity held at the MHC level which will be consolidated with the Company's equity as the result of the conversion. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $209.0 million midpoint valuation, United Financial's pro forma P/B and P/TB ratios equaled 88.72% and 88.82%, respectively . In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 115.41% and 152.37%, United Financial's ratios reflected discounts of 23.13% and 41.71%, respectively (see Table 4.6 and Exhibits IV-7 and IV-8 for details of the pricing information). In comparison to the Peer Group's median P/B and P/TB ratios of 110.98% and 140.29%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 20.06% and 36.69%, respectively. The Company's pro forma P/B ratios at the minimum and the super maximum equaled 80.45% and 103.41%, respectively. The Company's pro forma P/TB ratios at the minimum and the super maximum are 80.05% and 103.51%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios of 115.41% and 152.37%, respectively, the Company's pro forma P/B and P/TB ratios at the supermaximum value reflected discounts of 10.40% and 32.07%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios of 110.98% and 140.29%, respectively, the Company's pro forma P/B and P/TB ratios at the supermaximum value reflected discounts of 6.82% and 26.22%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.6
Public Market Pricing
United Fin. Bancorp, Inc of MA and the Comparables
As of August 31, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)									
			Core	Book												Reported		Core		MEMO:	2nd Step	MEMO:
	Price/ Share(1) ($)	Market Value ($Mil)	12-Mth EPS(2) ($)	Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Exchange Ratio	Proceeds ($Mil)	Tang. E/A
United Fin. Bancorp, Inc of MA																						
Superrange	$10.00	$278.39	$0.22	$9.67	47.34	103.41	24.01	103.51	46.17	$0.15	1.48	68.45	$1,151	23.21	0.11	0.51	2.18	0.52	2.24	1.61900	$148.781	23.19
Range Maximum	10.00	240.34	0.24	10.41	42.88	96.02	21.19	96.12	41.78	$0.17	1.70	71.22	1,134	22.07	0.11	0.49	2.24	0.51	2.30	1.40782	129.375	22.04
Range Midpoint	10.00	208.99	0.27	11.27	38.69	88.72	18.67	88.82	37.66	$0.20	1.96	73.83	1,120	21.04	0.12	0.48	2.29	0.50	2.36	1.22419	112.500	21.02
Range Minimum	10.00	177.64	0.30	12.43	34.17	80.45	16.08	80.55	33.23	$0.23	2.31	76.64	1,105	19.98	0.12	0.47	2.35	0.48	2.42	1.04056	95.625	19.98
All Public Companies(7)																						
Averages	16.62	412.92	0.74	13.46	19.97	130.65	16.47	149.25	20.71	0.41	2.34	35.89	3,136	12.58	0.60	0.53	5.04	0.49	4.70			
Medians	14.14	91.89	0.48	11.55	17.89	120.73	13.46	136.61	19.09	0.34	2.39	40.68	778	10.67	0.37	0.55	4.54	0.54	4.64			
All Non-MHC State of MA(7)																						
Averages	18.29	176.27	0.68	16.53	25.55	111.03	16.58	124.16	22.90	0.44	2.23	44.01	932	15.12	0.26	0.37	3.18	0.45	3.60			
Medians	14.18	106.69	0.43	13.72	22.90	106.22	14.46	121.32	22.46	0.37	2.35	20.10	763	12.70	0.16	0.48	3.44	0.57	3.96			
Comparable Group Averages																						
Averages	17.69	234.26	0.73	15.88	26.30	115.41	15.91	152.37	23.07	0.42	2.34	45.92	1,302	13.51	0.29	0.50	3.99	0.54	4.26			
Medians	14.01	140.33	0.53	13.24	26.09	110.98	12.69	140.29	21.05	0.40	2.35	20.55	870	12.78	0.30	0.57	3.99	0.61	4.42			
State of MA																						
BFBC Benjamin Frkln Bncrp Inc of MA	13.38	108.19	0.59	13.28	29.73	100.75	12.07	152.91	22.68	0.24	1.79	40.68	896	11.98	0.33	0.40	3.35	0.53	4.39			
BHLB Berkshire Hills Bancorp of MA	29.63	261.99	1.67	30.12	22.79	98.37	12.08	179.68	17.74	0.60	2.02	35.93	2,170	12.27	0.82	0.53	4.45	0.68	5.72			
BRKL Brookline Bancorp, Inc. of MA	12.51	745.41	0.34	9.18	36.79	136.27	31.43	150.00	36.79	0.34	2.72	NM	2,371	23.07	0.16	0.85	3.53	0.85	3.53			
CEBK Central Bncrp of Somerville MA	23.56	38.64	0.41	23.00	34.14	102.43	7.04	108.87	NM	0.72	3.06	NM	549	6.87	0.06	0.20	2.90	0.12	1.72			
CBNK Chicopee Bancorp, Inc. of MA	14.14	105.19	0.16	14.75	NM	95.86	22.42	95.86	NM	0.00	0.00	0.00	469	23.39	0.26	-0.46	-2.18	0.26	1.24			
HBNK Hampden Bancorp, Inc. of MA	10.31	81.96	-0.36	12.80	NM	80.55	16.04	80.55	NM	0.12	1.16	NM	511	19.92	0.72	-0.52	-4.13	-0.54	-4.25			
HIFS Hingham Inst. for Sav. of MA	30.00	63.57	2.01	25.10	14.93	119.52	8.96	119.52	14.93	0.80	2.67	39.80	710	7.50	0.06	0.62	8.22	0.62	8.22			
LSBX LSB Corp of No. Andover MA	16.23	74.61	0.83	12.61	21.93	128.71	12.88	128.71	19.55	0.56	3.45	67.47	579	10.01	0.02	0.63	5.92	0.70	6.65			
LEGC Legacy Bancorp, Inc. of MA	14.21	142.26	0.32	14.16	NM	100.35	16.85	102.60	NM	0.16	1.13	50.00	844	16.79	0.30	0.23	1.30	0.39	2.19			
MASB MassBank Corp. of Reading MA	33.92	146.53	1.51	24.83	21.07	136.61	17.94	138.05	22.46	1.12	3.30	74.17	817	13.13	0.02	0.83	6.55	0.78	6.14			
MFLR Mayflower Co-Op. Bank of MA	11.50	24.10	0.44	9.36	23.00	122.86	9.95	123.13	26.14	0.40	3.48	NM	242	8.10	NA	0.43	5.47	0.38	4.81			
WFD New Westfield Fin. Inc. of MA	10.11	322.78	0.20	9.19	NM	110.01	31.29	110.01	NM	0.20	1.98	NM	1,032	28.44	0.11	0.65	2.74	0.68	2.88			
Comparable Group																						
ABNJ American Bancorp of NJ	11.10	138.41	0.07	8.50	NM	130.59	24.62	130.59	NM	0.16	1.44	NM	562	18.85	NA	0.19	0.86	0.16	0.75			
BFBC Benjamin Frkln Bncrp Inc of MA	13.38	108.19	0.59	13.28	29.73	100.75	12.07	152.91	22.68	0.24	1.79	40.68	896	11.98	0.33	0.40	3.35	0.53	4.39			
BHLB Berkshire Hills Bancorp of MA	29.63	261.99	1.67	30.12	22.79	98.37	12.08	179.68	17.74	0.60	2.02	35.93	2,170	12.27	0.82	0.53	4.45	0.68	5.72			
BRKL Brookline Bancorp, Inc. of MA	12.51	745.41	0.34	9.18	36.79	136.27	31.43	150.00	36.79	0.34	2.72	NM	2,371	23.07	0.16	0.85	3.53	0.85	3.53			
CEBK Central Bncrp of Somerville MA	23.56	38.64	0.41	23.00	34.14	102.43	7.04	108.87	NM	0.72	3.06	NM	549	6.87	0.06	0.20	2.90	0.12	1.72			
HIFS Hingham Inst. for Sav. of MA	30.00	63.57	2.01	25.10	14.93	119.52	8.96	119.52	14.93	0.80	2.67	39.80	710	7.50	0.06	0.62	8.22	0.62	8.22			
LSBX LSB Corp of No. Andover MA	16.23	74.61	0.83	12.61	21.93	128.71	12.88	128.71	19.55	0.56	3.45	67.47	579	10.01	0.02	0.63	5.92	0.70	6.65			
LEGC Legacy Bancorp, Inc. of MA	14.21	142.26	0.32	14.16	NM	100.35	16.85	102.60	NM	0.16	1.13	50.00	844	16.79	0.30	0.23	1.30	0.39	2.19			
PBNY Provident NY Bncrp, Inc. of NY	13.81	575.42	0.48	9.66	29.38	142.96	20.68	250.18	28.77	0.20	1.45	41.67	2,783	14.46	0.30	0.70	4.84	0.71	4.94			
WFBC Willow Financial Bcp Inc of PA	12.42	194.07	0.59	13.20	20.70	94.09	12.49	200.65	21.05	0.46	3.70	NM	1,553	13.28	0.59	0.60	4.53	0.59	4.45			

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

comparatively lower pro forma return on equity resulting from the Company's significantly higher pro forma capital position and the resulting pricing ratios under the earnings and assets approaches.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the midpoint of the valuation range, United Financial's value equaled 18.67% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 15.91%, which implies a premium of 17.35% has been applied to the Company's pro forma P/A ratio (see Table 4.6). In comparison to the Peer Group's median P/A ratio of 12.69%, United Financial's pro forma P/A ratio at the midpoint value indicated a premium of 47.12%. The Company's P/A ratios at the minimum and the super maximum equaled 16.08% and 24.01%, respectively.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The only second-step conversion completed within the past three months closed at a price/tangible book ratio of 102.9% (see Table 4.2) and declined 1.6% during the first week of trading.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 31, 2007, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company; and, (2) exchange shares issued to existing public shareholders of the Bank – was $208,992,550 at the midpoint, equal to 20,899,255 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows: $177,643,670, or 17,764,367 shares, at the minimum; $240,341,430, or 24,034,143 shares, at the maximum; and $276,392,640, or 27,639,264 shares, at the supermaximum (also known as "maximum, as adjusted").

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $112,500,000, equal to 11,250,000 shares at $10.00 per share. The resulting offering range and offering shares, all based on $10.00 per share, are as follows: $95,625,000, or 9,562,500 shares, at the minimum; $129,375,000, or 12,937,500 shares, at the maximum; and $148,781,250, or 14,878,125 shares, at the supermaximum.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of United Financial has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.22419 shares of the Company for every one public share of United Financial. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.04056 at the minimum, 1.40782 at the maximum and 1.61900 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held in the Company by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1
United Financial Bancorp, Inc.
Branch Office Locations

United Financial Bancorp, Inc.'s Map of Office Facilities


Pushpins
Main Office
Full Service Branches
Other Facilities
Counties
Hampden County
Hampshire County
Hampshire County
Hampden County
MASSACHUSETTS
CONNECTICUT
Northampton
Springfield
West Springfield
Holyoke
Westfield
Chicopee
Ludlow
Agawam
Feeding Hills
Longmeadow
East Longmeadow
Wilbraham
Hampden
Monson
Palmer
Three Rivers
Belchertown
Granby
South Hadley
Easthampton
Southampton
Westhampton
Williamsburg
Chesterfield
Hatfield
Hadley
Amherst
North Amherst
South Amherst
West Pelham
South Worthington
Chester Center
Huntington
Russell
Blandford
Granville Center
Southwick
Barnes Municipal Airport
Oxbow Lake
0 mi 2 4 6 8 10 12 14

EXHIBIT I-2
United Financial Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
United Financial Bancorp, Inc.
Key Operating Ratios

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
Selected Financial Ratios and Other Data:							
Performance Ratios[5]:							
Return on average assets	0.36%	0.57%	0.51%	0.51%[10]	0.73%	0.86%	0.84%
Return on average equity	2.61%	3.84%	3.59%	4.45%[10]	9.25%	10.72%	10.47%
Average equity to average assets	13.62%	14.75%	14.35%	11.42%	7.87%	8.07%	8.03%
Equity to total assets at end of period [5]	13.55%	14.32%	13.64%	15.11%	8.06%	7.74%	8.44%
Interest rate spread [6]	2.07%	2.32%	2.23%	2.77%	3.06%	3.12%	3.23%
Net interest margin [7]	2.86%	3.03%	2.97%	3.27%	3.33%	3.41%	3.65%
Average interest-earning assets to average interest-bearing liabilities	126.46%	128.69%	128.10%	125.61%	118.30%	116.42%	116.77%
Total noninterest expense to average total assets	2.60%	2.49%	2.51%	2.81%[10]	2.53%	2.61%	2.75%
Efficiency ratio [8]	77.99%	70.92%	72.95%	75.25%[10]	64.98%	63.75%	65.71%
Dividend payout ratio	52.43%	28.02%	29.69%	NA	NA	NA	NA
Regulatory Capital Ratios[5][9]:							
Tier-one risk-based capital	14.44%	16.07%	14.83%	17.21%	11.67%	12.33%	12.23%
Tier-one (leverage) capital	10.79%	11.41%	10.82%	11.71%	8.11%	7.76%	8.25%
Total risk-based capital	15.48%	17.12%	15.86%	18.28%	12.76%	13.43%	13.40%
Asset Quality Ratios[5]:							
Non-performing assets as a percent of total assets[2]	0.29%	0.28%	0.18%	0.37%	0.49%	0.25%	0.17%
Non-performing loans as a percent of total loans[2]	0.37%	0.33%	0.17%	0.27%	0.66%	0.36%	0.21%
Allowance for loan losses as a percent of total loans	0.96%	0.98%	0.95%	1.00%	1.00%	1.02%	1.05%
Allowance for loan losses as a percent of non-performing loans[2]	259.79%	294.82%	560.40%	371.69%	151.96%	278.97%	507.53%
Number of full service customer facilities	13	12	13	11	11	11	11

(1) The allowance for loan losses at June 30, 2007, December 31, 2006, 2005, 2004, 2003 and 2002 was $7.7 million, $7.2 million, $6.4 million $5.8 million, $5.1 million and $4.9 million, respectively.

(2) Non-performing assets consist of non-performing loans and foreclosed real estate owned ("REO"). Non-performing loans consist of non-accrual and accruing loans 90 days or more overdue, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(3) The following table sets forth aggregate cash dividends paid per period, which is calculated by multiplying the dividend declared per share by the number of shares outstanding as of the applicable record date:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2007	2006	2006
	(In thousands)		
Dividends paid to public stockholders	$ 881	$ 741	$ 1,462
Dividends paid to United Mutual Holding Company	—	—	—
Total dividends paid	$ 881	$ 741	$ 1,462

Payments listed above exclude cash dividends waived by United Mutual Holding Company of $1,102,766 and $918,972 during the six-month periods ended June 30, 2007 and 2006, respectively, and $1.8 million during the year ended December 31, 2006. United Mutual Holding Company began waiving dividends in January 2006, and, as of June 30, 2007, had waived dividends totaling $2.9 million. The payments listed above also exclude cash dividends associated with unallocated ESOP shares.

(4) Excluding the effect of a $3,591 charitable contribution ($2,199 after taxes) to fund the United Charitable Foundation, net income in 2005 would have amounted to $6,568, or $0.52 per share.

(5) Asset Quality Ratios and Regulatory Capital Ratios and the "equity to total assets" ratio are end-of-period ratios. With the exception of end-of-period ratios, all ratios are based on average balances during the indicated periods and are annualized where appropriate.

(6) The interest rate spread represents the difference between weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.

(7) The net interest margin represents net interest income as a percent of average interest-earning assets.

(8) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

(9) Regulatory Capital Ratios are reported for United Bank only.

(10) Exclusive of the contribution to the United Charitable Foundation in 2005, return on average assets, return on average equity, total non-interest expense to average total assets, and efficiency ratio would have been 0.76%, 6.70%, 2.43% and 64.41%, respectively.

(11) United Financial-Federal previously presented earnings per share data and share information for the year during which its shares were outstanding for the complete period. Earnings per share data and share information for the each of the years 2002 through 2005 are being presented herein for the first time. See Note 1 of the Notes to Consolidated Financial Statements presented elsewhere in this prospectus for additional information concerning this revised presentation.

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-4
United Financial Bancorp, Inc.
Investment Portfolio Composition

	At June 30,		At December 31,					
	2007		2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Investment securities available-for-sale:								
Government-sponsored enterprises	$ 45,413	$ 44,687	$ 78,248	$ 77,369	$ 99,957	$ 98,561	$ 35,414	$ 35,084
Mortgage-backed securities	116,170	113,541	111,481	109,274	117,259	114,702	102,209	101,679
Corporate debt obligations	2,950	2,769	3,415	3,309	13,011	12,930	15,094	15,291
Equity securities	193	172	293	285	294	272	294	275
Total available-for-sale	$ 164,726	$ 161,169	$ 193,437	$ 190,237	$ 230,521	$ 226,465	$ 153,011	$ 152,329
Investment securities held-to-maturity:								
IRB	$ 1,247	$ 1,247	$ 1,271	$ 1,271	$ 1,346	$ 1,346	$ 1,420	$ 1,421
Municipal bonds	2,439	2,374	1,970	1,956	1,979	1,952	1,078	1,077
Total held-to-maturity	$ 3,686	$ 3,621	$ 3,241	$ 3,227	$ 3,325	$ 3,298	$ 2,498	$ 2,498

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-5
United Financial Bancorp, Inc.
Yields and Costs

	At June 30, 2007		For the Six Months Ended June 30, 2007			2006		
	Actual Balance	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
			(Dollars in thousands)					
Interest-earning assets:								
Loans:								
Residential real estate	$ 343,538	5.66%	$ 338,814	$ 9,555	5.64%	$298,182	$ 8,272	5.55%
Commercial real estate	236,901	6.70%	231,046	7,601	6.58%	175,528	5,662	6.45%
Home equity loans	117,969	6.88%	116,934	3,812	6.52%	92,943	2,937	6.32%
Commercial and industrial	75,798	7.35%	70,363	2,581	7.34%	60,887	2,145	7.05%
Consumer and other	30,751	5.66%	29,929	756	5.05%	27,658	660	4.77%
Total loans	804,957	6.30%	787,086	24,305	6.18%	655,198	19,676	6.01%
Investment securities	165,859	4.58%	173,287	3,836	4.43%	224,091	4,566	4.08%
Other interest-earning assets	13,912	6.16%	24,944	684	5.48%	23,251	529	4.55%
Total interest –earning assets	984,728	6.01%	985,317	28,825	5.85%	902,540	24,771	5.49%
Noninterest-earning assets	38,019		32,128			30,737		
Total assets	$ 1,022,747		$1,017,445			$933,277		
Interest-bearing liabilities:								
Savings accounts	$ 63,431	0.84%	$ 65,114	289	0.89%	$ 83,230	344	0.83%
Money market	176,633	3.26%	177,586	2,799	3.15%	160,974	2,437	3.03%
NOW accounts	42,258	0.71%	34,547	91	0.53%	35,607	44	0.25%
Certificates of deposit	338,658	4.63%	329,837	7,479	4.53%	301,664	5,881	3.90%
Total interest-bearing deposits	620,980	3.58%	607,084	10,658	3.51%	581,475	8,706	2.99%
FHLB advances	142,519	4.75%	160,232	3,802	4.75%	111,975	2,240	4.00%
Other interest-bearing liabilities	12,498	4.28%	11,812	274	4.64%	7,882	153	3.88%
Total interest-bearing liabilities	775,997	3.81%	779,128	14,734	3.78%	701,332	11,099	3.17%
Demand deposits	104,773		96,333			91,182		
Other noninterest-bearing liabilities	3,381		3,386			3,059		
Total liabilities	884,151		878,847			795,573		
Stockholder's equity	138,596		138,598			137,704		
Total liabilities and stockholder's equity	$ 1,022,747		$1,017,445			$933,277		
Net interest income				$ 14,091			$ 13,672	
Interest rate spread[1]		2.20%			2.07%			2.32%
Net interest-earning assets[2]	$ 208,731		$ 206,189			$201,208		
Net interest margin[3]		3.01%			2.86%			3.03%
Average interest-bearing assets to average interest-bearing liabilities		126.90%			126.46%			128.69%

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(3) Net interest margin represents net interest income divided by average total interest-earning assets.

	Years Ended December 31,								
	2006			2005			2004		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans:									
Residential real estate	$309,517	$ 17,292	5.59%	$281,469	$ 15,549	5.52%	$258,963	$ 14,418	5.57%
Commercial real estate	189,694	12,485	6.58%	158,820	9,781	6.16%	144,434	8,478	5.87%
Home equity	100,823	6,525	6.47%	80,739	4,619	5.72%	69,194	3,209	4.64%
Commercial and industrial	64,164	4,595	7.16%	54,954	3,525	6.41%	45,527	2,417	5.31%
Consumer and other	29,005	1,441	4.97%	21,004	1,066	5.08%	20,453	1,160	5.67%
Total loans	693,203	42,338	6.11%	596,986	34,540	5.79%	538,571	29,682	5.51%
Investment securities	213,430	8,843	4.14%	207,301	7,970	3.84%	179,036	6,582	3.68%
Other interest-earning assets	19,641	1,201	5.20%	23,076	723	3.13%	14,764	268	1.82%
Total interest -earning assets	926,274	52,202	5.64%	827,363	43,233	5.23%	732,371	36,532	4.99%
Noninterest-earning assets	30,280			31,458			27,040		
Total assets	$956,554			$858,821			$759,411		
Interest-bearing liabilities:									
Savings accounts	$ 76,688	638	0.83%	$ 93,550	594	0.63%	$ 93,955	698	0.74%
Money market	165,101	5,125	3.10%	148,297	3,099	2.09%	151,159	1,710	1.13%
NOW accounts	36,050	103	0.29%	37,770	200	0.53%	36,505	90	0.25%
Certificates of deposit	309,784	12,829	4.14%	274,002	8,407	3.07%	245,395	6,497	2.65%
Total interest-bearing deposits	587,623	18,695	3.18%	553,619	12,300	2.22%	527,014	8,995	1.71%
FHLB advances	127,397	5,621	4.41%	96,743	3,671	3.79%	85,413	2,960	3.47%
Other interest-bearing liabilities	8,049	331	4.11%	8,339	235	2.82%	6,729	193	2.87%
Total interest-bearing liabilities	723,069	24,647	3.41%	658,701	16,206	2.46%	619,156	12,148	1.96%
Demand deposits	92,644			97,896			78,713		
Other noninterest-bearing liabilities	3,618			10,106			1,761		
Total liabilities	819,331			760,703			699,630		
Stockholder's equity	137,223			98,118			59,781		
Total liabilities and stockholder's equity	$956,554			$858,821			$759,411		
Net interest income		$ 27,555			$ 27,027			$ 24,384	
Interest rate spread[1]			2.23%			2.77%			3.03%
Net interest-earning assets[2]	$203,205			$168,662			$113,215		
Net interest margin[3]			2.97%			3.27%			3.33%
Average interest-bearing assets to average interest-bearing liabilities			128.10%			125.361%			118.29%

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-6
United Financial Bancorp, Inc.
Loan Loss Allowance Activity

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands)						
Balance at beginning of year	$ 7,218	$ 6,382	$ 6,382	$ 5,750	$ 5,094	$ 4,923	$ 4,700
Charge-offs:							
One- to four-family mortgages	—	—	—	—	—	—	—
Commercial mortgages	—	—	—	60	—	—	46
Construction	—	—	—	—	—	—	—
Home equity	—	10	10	—	—	—	11
Commercial and industrial	100	45	164	377	501	116	144
Automobile	4	1	1	15	46	44	59
Other consumer	3	2	11	3	11	2	6
Total charge-offs	107	58	186	455	558	162	266
Recoveries:							
One- to four-family mortgages	—	—	—	—	—	—	—
Commercial mortgages	—	1	1	—	175	24	3
Construction	—	—	—	—	—	—	—
Home equity	4	—	—	—	1	—	1
Commercial and industrial	—	34	47	157	32	5	54
Automobile	1	2	2	6	21	—	15
Other consumer	1	2	3	7	3	10	18
Total recoveries	6	39	53	170	231	39	91
Net (charge-offs) recoveries	(101)	(19)	(133)	(285)	(327)	(123)	(175)
Provision for loan losses	604	462	969	917	983	294	398
Balance at end of period	$ 7,721	$ 6,825	$ 7,218	$ 6,382	$ 5,750	$ 5,094	$ 4,923
Ratios:							
Net charge-offs (recoveries) to average loans outstanding	0.03%	0.01%	0.02%	0.05%	0.06%	0.03%	0.04%
Allowance for loan losses to non-performing loans at end of period	259.79%	294.82%	560.40%	371.69%	151.96%	278.97%	507.53%
Allowance for loan losses to total loans at end of period	0.96%	0.98%	0.95%	1.00%	1.00%	1.02%	1.05%

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-7
United Financial Bancorp, Inc.
Interest Rate Risk Analysis

June 30, 2007

Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)	
		Amount	Percent	NPV Ratio (4)	Increase (Decrease) (basis points)
	(Dollars in thousands)				
+300	$ 71,699	$ (58,723)	(45)%	7.97%	(523)
+200	91,068	(39,353)	(30)	9.82	(338)
+100	110,770	(19,651)	(15)	11.57	(162)
0	130,421			13.19	
-100	145,725	15,303	12	14.34	114
-200	155,572	25,151	19	14.97	177

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

December 31, 2006

Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)	
		Amount	Percent	NPV Ratio (4)	Increase (Decrease) (basis points)
	(Dollars in thousands)				
+300	$ 71,274	$ (48,844)	(41)%	7.61%	(444)
+200	88,681	(31,438)	(26)	9.26	(279)
+100	104,940	(15,178)	(13)	10.74	(132)
0	120,118			12.05	
-100	131,068	10,950	9	12.95	89
-200	135,979	15,861	13	13.29	124

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-8
United Financial Bancorp, Inc.
Fixed Rate and Adjustable Rate Loans

	Due After December 31, 2007		
	Fixed	Adjustable	Total
		(In thousands)	
One- to four-family real estate	$ 275,972	$ 32,458	$ 308,430
Commercial real estate	62,910	104,775	167,685
Construction	30,280	3,362	33,642
Home equity	65,744	36,655	102,399
Commercial and industrial	28,520	5,459	33,979
Consumer and other	21,355	—	21,355
Total loans	$ 484,781	$ 182,709	$ 667,490

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-9
United Financial Bancorp, Inc.
Loan Portfolio Composition

	At June 30, 2007		At December 31, 2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Types of Loans:												
Mortgage loans:												
One- to four-family	$ 329,199	40.97%	$ 319,108	41.87%	$ 285,236	44.87%	$ 256,134	44.62%	$ 233,131	46.51%	$ 208,911	44.68%
Commercial	198,938	24.76	175,564	23.04	150,099	23.61	137,787	24.00	117,766	23.49	113,674	24.31
Construction (1)	52,191	6.49	54,759	7.19	28,872	4.54	29,836	5.20	26,625	5.31	18,091	3.87
Home equity	116,939	14.55	112,739	14.79	86,045	13.53	74,700	13.01	63,824	12.73	64,289	13.75
Commercial and industrial	75,544	9.40	69,762	9.15	59,591	9.37	56,291	9.81	37,863	7.55	34,344	7.35
Automobile	23,552	2.93	24,456	3.21	22,054	3.47	17,460	3.04	20,943	4.18	27,001	5.78
Other consumer	7,199	0.90	5,725	0.75	3,895	0.61	1,862	0.32	1,169	0.23	1,194	0.26
Total loans receivable	$ 803,562	100.00%	$ 762,113	100.00%	$ 635,792	100.00%	$ 574,070	100.00%	$ 501,321	100.00%	$ 467,504	100.00%
Other items:												
Net deferred loan costs (fees)	1,395		1,285		1,148		923		852		802	
Allowance for loan losses	(7,721)		(7,218)		(6,382)		(5,750)		(5,095)		(4,924)	
Total loans receivable, net	$ 797,236		$ 756,180		$ 630,558		$ 569,243		$ 497,078		$ 463,382	

(1) Includes $37,591, $41,256 $17,506, $17,029, $10,545 and $9,275 of commercial construction loans at June 30, 2007 and at December 31, 2006, 2005, 2004, 2003 and 2002, respectively.

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-10
United Financial Bancorp, Inc.
Contractual Maturity By Loan Type

At December 31, 2006

	One- to Four-Family		Commercial Real Estate		Construction		Home Equity		Commercial and Industrial		Consumer and Other		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
							(Dollars in thousands)							
Due During the Years Ending December 31,														
One year or less	$ 10,678	5.60%	$ 7,879	6.38%	$ 21,117	8.56%	$ 10,340	5.83%	$ 35,783	8.00%	$ 8,826	5.44%	$ 94,623	7.24%
More than one to three years	22,621	5.54%	15,623	6.38%	5,416	7.18%	20,086	6.00%	15,662	6.21%	13,120	4.90%	92,528	5.90%
More than three to five years	24,597	5.54%	17,022	6.37%	4,966	6.28%	14,942	6.42%	7,752	6.37%	5,420	5.23%	74,698	6.02%
More than five to ten years	65,422	5.52%	42,720	6.36%	6,122	5.96%	22,688	6.49%	4,298	6.99%	843	8.09%	142,093	6.01%
More than ten to fifteen years	50,239	5.65%	39,345	6.34%	3,991	5.85%	9,673	6.65%	619	5.63%	1,098	8.02%	104,965	6.03%
More than fifteen years	145,551	5.73%	52,975	6.60%	13,147	5.91%	35,010	8.10%	5,648	7.33%	874	7.84%	253,206	6.29%
Total	$ 319,108	5.64%	$ 175,564	6.43%	$ 54,759	7.09%	$ 112,739	6.85%	$ 69,762	7.28%	$ 30,181	5.40%	$ 762,113	6.25%

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-11
United Financial Bancorp, Inc.
Loan Originations, Purchases and Sales

	For the Six Months Ended June 30,		For the Years Ended December 31,		
	2007	2006	2006	2005	2004
			(In thousands)		
Total loans at beginning of period	$762,113	$635,792	$635,792	$574,070	$501,321
Loan originations:					
One- to four-family residential	23,680	26,265	59,576	57,756	55,963
Commercial mortgage	21,710	28,457	51,141	37,185	55,553
Construction (1)	28,542	29,902	59,719	43,672	51,841
Home equity	33,140	44,328	83,041	60,693	51,881
Commercial and industrial	41,746	44,629	85,105	73,006	67,087
Automobile	4,783	8,109	13,702	15,166	8,606
Other consumer	2,915	2,062	4,712	2,621	1,314
Total loans originated	156,516	183,752	356,996	290,099	292,245
Sales and loan principal repayments:					
Deduct:					
Principal repayments	113,508	126,919	232,266	229,513	214,713
Loan sales	1,881	—	190	170	5,218
Decrease (increase) due to other items	(322)	(2,596)	(1,781)	(1,306)	(435)
Total deductions	115,067	124,323	230,675	228,377	219,496
Net loan activity	41,449	59,429	126,321	61,722	72,749
Total loans at end of period	$803,562	$695,221	$762,113	$635,792	$574,070

(1) Includes $23,522, $24,445, $46,904, $29,107 and $32,034 of commercial construction loans, for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004, respectively

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-12
United Financial Bancorp, Inc.
Non-Performing Assets

	At June 30,	At December 31,				
	2007	2006	2005	2004	2003	2002
			(Dollars in thousands)			
Non-accrual loans:						
One- to four-family mortgages	$ 268	$ —	$ 1,016	$ 1,383	$ 734	$ 60
Commercial mortgages	2,384	1,144	141	1,376	455	363
Construction	—	—	113	—	—	—
Home equity	52	20	—	—	38	72
Commercial and industrial	268	123	447	1,025	599	475
Automobile	—	—	—	—	—	—
Other consumer	—	1	—	—	—	—
Total non-accrual loans	2,972	1,288	1,717	3,784	1,826	970
Accruing loans 90 days or more past due	—	—	—	—	—	—
Total non-performing loans	2,972	1,288	1,717	3,784	1,826	970
Other real estate owned	—	562	1,602	—	39	66
Total non-performing assets	$ 2,972	$ 1,850	$ 3,319	$ 3,784	$ 1,865	$ 1,036
Ratios:						
Total non-performing loans to total loans	0.37%	0.17%	0.27%	0.66%	0.36%	0.21%
Total non-performing loans to total assets	0.29%	0.13%	0.19%	0.49%	0.25%	0.16%
Total non-performing assets to total assets	0.29%	0.18%	0.37%	0.49%	0.25%	0.17%
Allowance for loan losses to non-performing loans	259.79%	560.40%	371.69%	151.96%	278.97%	507.53%

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-13
United Financial Bancorp, Inc.
Deposit Composition

	At June 30, 2007			At December 31, 2006		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Demand	$ 104,773	14.44%	—%	$ 97,190	14.17%	—%
NOW	42,258	5.82	0.71%	37,523	5.47	0.57%
Regular savings	63,431	8.74	0.84%	65,475	9.55	0.83%
Money market	176,633	24.34	3.26%	165,984	24.21	3.18%
Certificates of deposit	338,658	46.66	4.63%	319,514	46.60	4.52%
Total deposits	$ 725,753	100.00%	3.07%	$ 685,686	100.00%	2.99%

	At December 31, 2005			At December 31, 2004		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Demand	$ 93,301	14.27%	—%	$ 86,246	14.06%	—%
NOW	39,922	6.11	0.25%	39,917	6.50	0.25%
Regular savings	87,253	13.35	0.83%	94,586	15.41	0.65%
Money market	155,492	23.79	2.92%	141,633	23.08	1.47%
Certificates of deposit	277,643	42.48	3.56%	251,290	40.95	2.72%
Total deposits	$ 653,611	100.00%	2.33%	$ 613,672	100.00%	1.57%

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-14
United Financial Bancorp, Inc.
CDs by Rate and Maturity

	Period to Maturity				
	Less than one year	Over one year to two years	Over two years to three years	Over three years	Total
Interest Rate					
Less than 2.00%....	$ 524	$ —	$ —	$ —	$ 524
2.00% -2.99%........	25,764	4,166	2	—	29,932
3.00% -3.99%........	7,074	7,586	6,080	—	20,740
4.00% -4.99%........	173,213	7,147	3,943	6,512	190,815
5.00% -5.99%........	95,267	56	1,200	124	96,647
Total.....................	$ 301,842	$ 18,955	$ 11,225	$ 6,636	$ 338,658

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT I-15
United Financial Bancorp, Inc.
Borrowings Activity

	At or For the Six Months Ended June 30, 2007	At or For the Years Ended December 31, 2006	2005	2004
		(Dollars in thousands)		
Balance at end of period	$ 142,519	$ 169,806	$ 101,880	$ 86,694
Average balance during period	$ 160,232	$ 127,397	$ 96,743	$ 85,413
Interest expense incurred during period	$ 3,802	$ 5,621	$ 3,671	$ 2,960
Maximum outstanding at any month end	$ 173,939	$ 169,806	$ 106,944	$ 98,699
Average interest rate during period	4.75%	4.41%	3.79%	3.47%
Weighted average interest rate on end of period balances	4.75%	4.73%	3.98%	3.53%

	At or For the Six Months Ended June 30, 2007		At or For the Years Ended December 31, 2006		2005		2004	
	Amount	Weighted Average rate	Amount	Weighted Average rate	Amount	Weighted Average rate	Amount	Weighted Average rate
				(Dollars in thousands)				
Within 1 year	$ 58,000	5.18%	$ 65,000	5.16%	$ 13,799	3.40%	$ 16,000	2.35%
Over 1 year to 2 years	4,870	4.34%	16,411	5.06%	10,000	4.37%	12,000	3.23%
Over 2 year to 3 years	36,951	4.53%	13,000	5.13%	19,393	4.95%	—	—%
Over 3 year to 4 years	8,732	3.29%	16,111	3.20%	—	—%	—	—%
Over 4 year to 5 years	15,000	5.12%	39,184	4.60%	20,318	3.19%	22,247	4.87%
Over 5 years	18,965	4.33%	20,100	4.32%	38,370	4.02%	36,447	3.32%
Total	$ 142,519	4.75%	$ 169,806	4.73%	$ 101,880	3.98%	$ 86,694	3.53%

	At or For the Six Months Ended June 30, 2007	2006	At or For the Years Ended December 31, 2006	2005	2004
			(Dollars in thousands)		
Balance at period end	$ 7,990	$ 6,809	$ 10,425	$ 8,434	$ 4,317
Average amount outstanding during period	7,649	5,433	5,546	5,572	4,064
Interest expense incurred during period	127	72	167	90	39
Maximum amount outstanding at any month end	8,825	8,014	10,425	8,675	6,015
Average interest rate during period	3.32%	2.65%	3.01%	1.62%	0.96%
Weighted average interest rate on period-end balances	3.32%	3.37%	3.38%	2.12%	1.19%

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT II-1
United Financial Bancorp, Inc.
Description of Office Facilities

Location	Leased or Owned	Year Acquired or Leased	Square Footage	Net Book Value of Real Property (In thousands)
Main Office:				
95 Elm Street West Springfield, MA 01089	Owned	1999	46,147	$1,534
Full Service Branches:				
115 State Street Springfield, MA 01103	Leased	(1)	3,401	97
1077 St. James Avenue Springfield, MA 01104	Owned	2003	8,354	839
459 Main Street Indian Orchard, MA 01151	Leased	(2)	2,560	—
528 Center Street Ludlow, MA 01056	Owned	2002	3,000	1,016
1930 Wilbraham Road Springfield, MA 01129	Owned	2001	2,304	719
670 Bliss Road Longmeadow, MA 01106	Leased	(3)	1,652	—
1325 Springfield Street Feeding Hills, MA 01030	Leased	(4)	2,400	—
180 Main Street Northampton, MA 01060	Leased	(5)	2,800	241
10 Elm Street Westfield, MA 01085	Owned	1981	8,500	764
14 Russell Road Huntington, MA 01050	Owned	2001	720	165
168 Southampton Road Westfield, MA 01085	Leased	(6)	2,890	—
1830 Northampton Street Holyoke, MA 01040	Owned	1994	6,409	604
Other:				
52 Van Deene Avenue West Springfield, MA 01089	Owned	2005 (7)	547	669
33 Westfield Street West Springfield, MA 01089	Owned	(8)	1,720	1,027
140 Main Street Northampton, MA 01060	Leased	2006 (9)	1,375	—

(1) United Bank has a lease for a five-year period expiring in June 2010 with a renewal option for five additional years.
(2) United Bank has a lease for a five-year period expiring in May 2008 with two five-year renewal options.
(3) United Bank has a lease for a five-year period expiring in September 2011.
(4) United Bank has a lease for a five-year period expiring in September 2010 with a renewal option for five additional years.
(5) United Bank has a lease for a ten-year period expiring in April 2016 with two five-year renewal options.
(6) United Bank has a lease for a twenty-five year period expiring in March 2031 with two five-year renewal options. This lease is classified as a capitalized lease for accounting and reporting purposes.
(7) This office is a drive-up facility only.
(8) A portion of this facility is used as a wealth management office, which offers insurance and investment products and financial planning services.
(9) United Bank has a lease for a two-year period expiring in November 2008 with two two-year renewal options.

Source: United Financial Bancorp's Draft Prospectus.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.68%	4.91%	5.03%
As of Aug. 31, 2007		8.25%	4.01%	4.19%	4.54%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal

EXHIBIT II-3
United Financial Bancorp, Inc.
Market Area Demographic Information



SNLFinancial

Demographic Summary: US

Back to Industry Data Home

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	281,421,906	303,582,361	323,785,827	7.87	6.66
0-14 Age Group (%)	21.41	20.42	19.87	2.88	3.80
15-34 Age Group (%)	28.10	27.45	27.07	5.40	5.16
35-54 Age Group (%)	29.43	29.10	28.18	6.67	3.26
55-69 Age Group (%)	12.01	13.98	15.81	25.56	20.61
70+ Age Group (%)	9.05	9.04	9.07	7.81	6.98
Median Age (actual)	35.3	36.5	37.5	3.40	2.74
Diversity Index (actual)	54.6	58.9	62.0	7.88	5.26
Black (%)	12.32	12.55	12.70	9.96	7.89
Asian (%)	3.64	4.25	4.76	25.97	19.34
White (%)	75.14	72.95	71.22	4.74	4.12
Hispanic (%)	12.55	14.81	16.68	27.32	20.17
Pacific Islander (%)	0.14	0.15	0.15	11.68	8.26
American Indian/Alaska Native (%)	0.88	0.90	0.91	10.16	7.52
Multiple races (%)	2.43	2.78	3.06	23.64	17.40
Other (%)	5.46	6.42	7.21	26.81	19.86
Total Households (actual)	105,480,101	114,049,635	121,863,482	8.12	6.85
$0-25K Households (%)	28.67	22.68	18.89	-14.49	-10.98
$25-50K Households (%)	29.34	25.75	22.43	-5.09	-6.95
$50-100K Households (%)	29.70	31.77	31.44	15.69	5.72
$100K+ Households (%)	12.29	19.80	27.25	74.15	47.05
Average Household Income ($)	56,644	71,092	86,598	25.51	21.81
Median Household Income ($)	42,164	51,546	60,704	22.25	17.77
Per Capita Income ($)	21,587	27,084	32,982	25.46	21.78
$0-35K Net Worth HHs (%)	NA	33.40	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.99	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.57	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	14.29	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	17.76	NA	NA	NA
Median Household Net Worth ($)	NA	102,887	NA	NA	NA
Average Household Net Worth ($)	NA	483,799	NA	NA	NA
Total Owner Occupied Housing Units	69,815,753	77,663,277	83,309,345	11.24	7.27
$0-100K in Value HUs (%)	44.57	23.62	17.60	-41.06	-20.07
$100-200K in Value HUs (%)	35.18	31.37	27.88	-0.82	-4.65
$200-300K in Value HUs (%)	11.17	17.74	19.14	76.64	15.71

$300-500K in Value HUs (%)	6.12	15.21	18.18	176.27	28.23
$500K+ in Value HUs (%)	2.95	12.07	17.21	355.11	52.93

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

SNL*i*

SNLFinancial

Demographic Summary: Massachusetts

Back to Industry Data Home

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	6,349,097	6,540,403	6,682,586	3.01	2.17
0-14 Age Group (%)	19.84	19.10	18.13	-0.83	-3.00
15-34 Age Group (%)	27.51	26.27	26.32	-1.65	2.37
35-54 Age Group (%)	30.50	30.54	29.64	3.16	-0.84
55-69 Age Group (%)	12.02	14.04	16.14	20.33	17.50
70+ Age Group (%)	10.14	10.06	9.77	2.20	-0.75
Median Age (actual)	36.6	38.1	39.6	4.10	3.94
Diversity Index (actual)	37.2	42.3	46.6	13.71	10.17
Black (%)	5.41	5.83	6.16	10.94	8.00
Asian (%)	3.75	4.82	5.84	32.45	23.66
White (%)	84.54	82.07	79.87	0.01	-0.56
Hispanic (%)	6.75	8.19	9.48	25.01	18.19
Pacific Islander (%)	0.04	0.05	0.05	20.29	8.32
American Indian/Alaska Native (%)	0.24	0.25	0.25	7.89	4.75
Multiple races (%)	2.30	2.57	2.81	15.32	11.33
Other (%)	3.73	4.42	5.03	22.00	16.34
Total Households (actual)	2,443,580	2,521,955	2,584,521	3.21	2.48
$0-25K Households (%)	24.55	18.95	15.31	-20.33	-17.22
$25-50K Households (%)	24.88	20.46	17.19	-15.13	-13.92
$50-100K Households (%)	32.88	31.39	28.91	-1.47	-5.60
$100K+ Households (%)	17.69	29.20	38.59	70.37	35.45
Average Household Income ($)	66,365	87,794	111,765	32.29	27.30
Median Household Income ($)	50,539	63,971	78,209	26.58	22.26
Per Capita Income ($)	25,952	34,320	43,730	32.24	27.42
$0-35K Net Worth HHs (%)	NA	26.61	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	14.98	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.14	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	15.98	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	23.28	NA	NA	NA
Median Household Net Worth ($)	NA	151,843	NA	NA	NA
Average Household Net Worth ($)	NA	609,763	NA	NA	NA
Total Owner Occupied Housing Units	1,508,052	1,599,169	1,644,050	6.04	2.81
$0-100K in Value HUs (%)	11.76	1.71	1.20	-84.60	-27.92
$100-200K in Value HUs (%)	45.15	12.07	5.72	-71.64	-51.27
$200-300K in Value HUs (%)	23.57	25.84	17.17	16.23	-31.67

$300-500K in Value HUs (%)	13.96	33.88	35.51	157.47	7.72
$500K+ in Value HUs (%)	5.57	26.49	40.40	404.73	56.77

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

SNL*i*

SNLFinancial

Demographic Summary: Springfield, MA

Back to Industry Data Home

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	680,014	697,265	708,614	2.54	1.63
0-14 Age Group (%)	20.05	18.18	17.28	-7.01	-3.41
15-34 Age Group (%)	27.95	27.89	28.35	2.33	3.29
35-54 Age Group (%)	29.71	28.94	27.26	-0.14	-4.27
55-69 Age Group (%)	11.66	14.41	17.05	26.80	20.22
70+ Age Group (%)	10.63	10.57	10.06	1.96	-3.30
Median Age (actual)	36.3	38.1	39.1	4.96	2.62
Diversity Index (actual)	43.8	49.9	54.8	13.93	9.82
Black (%)	5.96	6.58	7.06	13.17	9.03
Asian (%)	1.74	2.28	2.79	34.10	24.68
White (%)	83.50	80.62	78.12	-1.00	-1.53
Hispanic (%)	11.15	13.61	15.79	25.18	17.86
Pacific Islander (%)	0.06	0.07	0.08	21.03	8.28
American Indian/Alaska Native (%)	0.25	0.26	0.27	7.89	4.53
Multiple races (%)	2.13	2.43	2.68	16.75	12.03
Other (%)	6.35	7.76	9.01	25.29	17.99
Total Households (actual)	260,745	268,199	273,792	2.86	2.09
$0-25K Households (%)	30.56	24.42	20.73	-17.82	-13.32
$25-50K Households (%)	28.72	25.39	22.46	-9.06	-9.69
$50-100K Households (%)	31.21	32.27	31.36	6.34	-0.79
$100K+ Households (%)	9.51	17.92	25.45	93.87	44.94
Average Household Income ($)	51,313	64,359	77,988	25.42	21.18
Median Household Income ($)	41,102	50,199	58,740	22.13	17.01
Per Capita Income ($)	20,140	25,436	30,872	26.30	21.37
$0-35K Net Worth HHs (%)	NA	32.49	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.53	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.97	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	14.76	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	18.25	NA	NA	NA
Median Household Net Worth ($)	NA	109,753	NA	NA	NA
Average Household Net Worth ($)	NA	496,744	NA	NA	NA
Total Owner Occupied Housing Units	164,612	173,568	177,179	5.44	2.08
$0-100K in Value HUs (%)	32.69	3.35	2.01	-89.19	-38.87
$100-200K in Value HUs (%)	54.57	36.08	15.45	-30.29	-56.27
$200-300K in Value HUs (%)	9.47	38.62	37.87	330.04	0.10

$300-500K in Value HUs (%)	2.72	17.20	35.02	565.78	107.89
$500K+ in Value HUs (%)	0.56	4.76	9.65	801.86	106.96

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600



SNLFinancial

Demographic Summary: Hampden, MA

Back to Industry Data Home

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	456,228	468,203	475,616	2.62	1.58
0-14 Age Group (%)	21.60	19.84	18.96	-5.71	-2.91
15-34 Age Group (%)	26.26	26.21	26.68	2.45	3.39
35-54 Age Group (%)	29.12	28.75	27.38	1.32	-3.25
55-69 Age Group (%)	11.95	14.17	16.49	21.67	18.24
70+ Age Group (%)	11.07	11.03	10.48	2.19	-3.42
Median Age (actual)	36.4	38.1	39.1	4.67	2.62
Diversity Index (actual)	53.0	59.4	64.3	12.08	8.25
Black (%)	8.10	8.90	9.52	12.82	8.68
Asian (%)	1.30	1.67	2.01	31.78	22.49
White (%)	79.10	75.64	72.68	-1.86	-2.40
Hispanic (%)	15.17	18.45	21.34	24.81	17.51
Pacific Islander (%)	0.07	0.08	0.08	19.49	4.81
American Indian/Alaska Native (%)	0.26	0.28	0.28	7.66	4.10
Multiple races (%)	2.32	2.64	2.90	16.57	11.69
Other (%)	8.85	10.79	12.52	25.20	17.85
Total Households (actual)	175,288	178,850	181,940	2.03	1.73
$0-25K Households (%)	32.30	26.39	22.72	-16.62	-12.41
$25-50K Households (%)	28.43	25.54	22.93	-8.34	-8.66
$50-100K Households (%)	30.44	31.52	30.42	5.68	-1.84
$100K+ Households (%)	8.84	16.55	23.93	91.02	47.08
Average Household Income ($)	49,777	61,714	74,229	23.98	20.28
Median Household Income ($)	39,721	47,691	55,183	20.06	15.71
Per Capita Income ($)	19,541	24,007	28,866	22.85	20.24
$0-35K Net Worth HHs (%)	NA	33.84	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.81	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.65	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	14.16	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	17.55	NA	NA	NA
Median Household Net Worth ($)	NA	101,678	NA	NA	NA
Average Household Net Worth ($)	NA	478,957	NA	NA	NA
Total Owner Occupied Housing Units	108,517	113,498	115,408	4.59	1.68
$0-100K in Value HUs (%)	38.38	3.65	2.17	-90.06	-39.64
$100-200K in Value HUs (%)	51.35	41.82	17.10	-14.82	-58.41
$200-300K in Value HUs (%)	7.74	36.94	39.21	398.94	7.95

$300-500K in Value HUs (%)	2.07	13.96	32.93	606.28	139.79
$500K+ in Value HUs (%)	0.46	3.63	8.59	734.41	140.51

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

SNLi

SNLFinancial

Demographic Summary: Hampshire, MA

Back to Industry Data Home

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	152,251	155,728	158,643	2.28	1.87
0-14 Age Group (%)	15.90	14.27	13.37	-8.19	-4.60
15-34 Age Group (%)	34.83	34.22	34.91	0.50	3.91
35-54 Age Group (%)	29.62	28.32	26.04	-2.20	-6.35
55-69 Age Group (%)	10.47	13.97	16.95	36.49	23.62
70+ Age Group (%)	9.18	9.21	8.74	2.64	-3.36
Median Age (actual)	34.4	36.3	36.8	5.52	1.38
Diversity Index (actual)	22.3	27.0	31.0	21.08	14.81
Black (%)	1.96	2.23	2.46	16.38	12.31
Asian (%)	3.40	4.53	5.63	36.14	26.67
White (%)	91.10	89.08	87.18	0.01	-0.30
Hispanic (%)	3.42	4.30	5.12	28.55	21.18
Pacific Islander (%)	0.05	0.06	0.07	24.68	17.71
American Indian/Alaska Native (%)	0.19	0.20	0.21	8.22	5.06
Multiple races (%)	1.80	2.05	2.27	16.73	12.73
Other (%)	1.50	1.85	2.18	26.41	20.03
Total Households (actual)	55,991	58,739	60,571	4.91	3.12
$0-25K Households (%)	25.44	18.83	15.45	-22.34	-15.37
$25-50K Households (%)	28.58	24.37	20.52	-10.53	-13.18
$50-100K Households (%)	33.58	34.36	33.43	7.32	0.34
$100K+ Households (%)	12.40	22.44	30.60	89.82	40.60
Average Household Income ($)	56,996	73,144	90,192	28.33	23.31
Median Household Income ($)	46,133	57,926	69,398	25.56	19.80
Per Capita Income ($)	21,685	29,196	36,177	34.64	23.91
$0-35K Net Worth HHs (%)	NA	28.75	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	14.70	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.79	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.04	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	20.72	NA	NA	NA
Median Household Net Worth ($)	NA	137,487	NA	NA	NA
Average Household Net Worth ($)	NA	555,536	NA	NA	NA
Total Owner Occupied Housing Units	36,368	39,073	40,315	7.44	3.18
$0-100K in Value HUs (%)	16.18	2.34	1.45	-84.49	-35.82
$100-200K in Value HUs (%)	63.92	19.76	10.93	-66.79	-42.92
$200-300K in Value HUs (%)	14.61	43.28	34.30	218.26	-18.22

$300-500K in Value HUs (%)	4.53	26.71	41.42	534.02	60.02
$500K+ in Value HUs (%)	0.76	7.92	11.89	1,021.01	54.91

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

EXHIBIT II-4

United Financial Bancorp, Inc.

Market Area Economic Information

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Massachusetts state total (25000)

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	249,094,962	249,954,238	255,403,181	270,235,901
Population (persons) 2/	6,394,750	6,411,568	6,417,565	6,407,382
Per capita personal income (dollars)	38,953	38,985	39,798	42,176
Derivation of personal income ($000)				
Earnings by place of work	200,720,883	200,835,962	204,746,728	218,451,912
less: Contributions for government social insurance 3/	21,152,304	21,040,337	21,343,439	23,012,725
Employee & self-employed contrib. for govt. soc. ins.	10,751,943	10,782,175	10,954,810	11,485,175
Employer contributions for govt. social insurance	10,400,361	10,258,162	10,388,629	11,527,550
plus: Adjustment for residence 4/	-5,073,774	-4,871,483	-4,793,452	-5,005,022
equals: Net earnings by place of residence	174,494,805	174,924,142	178,609,838	190,434,165
plus: Dividends, interest, and rent 5/	43,987,575	41,669,853	42,763,674	44,381,307
plus: Personal current transfer receipts	30,612,582	33,360,243	34,029,669	35,420,429
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	153,131,120	150,107,190	151,996,891	160,217,122
Supplements to wages and salaries	28,432,100	30,811,919	32,346,617	35,925,364
Employer contrib. for employee pension & insur. funds	18,031,739	20,553,757	21,957,988	24,397,814
Employer contributions for govt. social insurance	10,400,361	10,258,162	10,388,629	11,527,550
Proprietors' income 6/	19,157,663	19,916,853	20,403,220	22,309,426
Farm proprietors' income	-14,651	-25,379	-8,335	-8,798
Nonfarm proprietors' income	19,172,314	19,942,232	20,411,555	22,318,224
Earnings by industry				
Farm earnings	97,412	114,589	113,467	122,211
Nonfarm earnings	200,623,471	200,721,373	204,633,261	218,329,701
Private earnings	178,448,757	177,448,388	180,338,742	192,736,955
Forestry, fishing, related activities, and other 7/	378,627	398,583	436,642	489,310
Forestry and logging	22,843	25,546	32,027	37,520
Fishing, hunting, and trapping	243,360	253,397	264,430	297,105
Agriculture and forestry support activities	112,424	119,640	140,185	154,685
Other 7/	0	0	0	0
Mining	330,434	306,995	290,909	326,152
Oil and gas extraction	224,944	197,035	174,183	195,851
Mining (except oil and gas)	(D)	(D)	111,269	123,609
Support activities for mining	(D)	(D)	5,457	6,692
Utilities	1,360,017	1,392,224	1,508,061	1,516,531
Construction	11,376,677	11,751,485	11,527,443	12,308,930
Construction of buildings	3,015,311	3,077,923	3,088,881	3,443,131
Heavy and civil engineering construction	1,714,024	1,769,528	1,460,702	1,410,134
Specialty trade contractors	6,647,342	6,904,034	6,977,860	7,455,665
Manufacturing	26,770,247	25,303,294	25,314,828	25,814,286
Durable goods manufacturing	19,681,114	18,246,525	18,039,377	18,619,735
Wood product manufacturing	146,027	137,953	143,039	172,476
Nonmetallic mineral product manufacturing	491,945	459,064	408,418	441,315
Primary metal manufacturing	409,435	361,468	359,231	398,348
Fabricated metal product manufacturing	2,589,563	2,424,521	2,424,590	2,529,516
Machinery manufacturing	2,082,780	1,788,969	1,682,093	1,828,116
Computer and electronic product manufacturing	9,127,275	8,034,487	8,154,946	8,316,641
Electrical equipment and appliance manufacturing	1,044,013	945,289	944,615	959,887
Motor vehicles, bodies & trailers, and parts mfg.	(D)	145,651	159,618	(D)
Other transportation equipment manufacturing	(D)	1,361,882	1,426,096	(D)
Furniture and related product manufacturing	317,502	319,928	305,925	316,466
Miscellaneous manufacturing	2,122,653	2,267,313	2,030,806	2,093,078
Nondurable goods manufacturing	7,089,133	7,056,769	7,275,451	7,194,551
Food manufacturing	937,261	998,755	1,013,114	1,074,095
Beverage and tobacco product manufacturing	188,036	206,161	197,380	203,136
Textile mills	514,100	487,631	468,318	451,302
Textile product mills	185,430	148,162	147,120	147,478
Apparel manufacturing	205,155	184,736	163,935	168,926
Leather and allied product manufacturing	123,744	108,357	166,664	149,204
Paper manufacturing	993,672	960,613	945,083	943,900
Printing and related support activities	1,040,905	934,437	908,807	945,598
Petroleum and coal products manufacturing	162,169	149,294	200,851	201,164
Chemical manufacturing	1,665,113	1,861,634	2,079,554	1,922,377
Plastics and rubber products manufacturing	1,073,548	1,016,989	984,625	987,371
Wholesale trade	10,776,707	10,391,826	10,937,893	11,518,342
Retail Trade	11,404,584	11,676,209	12,024,136	12,615,152

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Massachusetts state total (25000)

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	1,951,285	2,046,527	2,177,062	2,235,203
Furniture and home furnishings stores	489,374	480,635	470,880	528,145
Electronics and appliance stores	708,303	679,655	632,850	644,573
Building material and garden supply stores	1,003,608	1,048,458	1,103,292	1,188,134
Food and beverage stores	2,179,758	2,291,320	2,261,122	2,357,534
Health and personal care stores	678,018	712,774	854,921	904,369
Gasoline stations	457,417	447,036	427,984	441,442
Clothing and clothing accessories stores	1,009,546	1,027,621	1,068,820	1,121,143
Sporting goods, hobby, book and music stores	429,308	450,543	444,268	465,132
General merchandise stores	969,753	1,035,177	1,061,284	1,123,574
Miscellaneous store retailers	840,058	806,548	839,385	899,195
Nonstore retailers	688,156	649,915	682,268	706,708
Transportation and warehousing	3,906,299	3,820,768	3,826,172	3,953,556
Air transportation	666,572	625,168	576,527	562,956
Rail transportation	261,879	262,781	266,381	(D)
Water transportation	61,404	66,518	85,613	77,290
Truck transportation	1,024,302	1,009,670	1,046,636	1,080,840
Transit and ground passenger transportation	516,363	528,985	530,403	547,475
Pipeline transportation	30,367	15,112	(D)	12,701
Scenic and sightseeing transportation	32,728	35,937	36,494	37,860
Support activities for transportation	395,145	358,068	367,208	380,615
Couriers and messengers	528,116	542,075	(D)	(D)
Warehousing and storage	389,423	376,454	364,786	394,002
Information	9,151,283	8,334,717	7,840,235	8,088,255
Publishing industries, except Internet	4,555,814	4,105,317	3,874,961	4,003,183
Motion picture and sound recording industries	214,653	189,542	181,649	184,018
Broadcasting, except Internet	591,091	532,594	523,194	562,240
Internet publishing and broadcasts	368,139	324,752	295,354	293,049
Telecommunications	2,126,422	2,024,464	1,998,711	1,963,040
ISPs, search portals, and data processing	1,246,252	1,109,314	913,613	1,023,260
Other information services	48,912	48,734	52,753	59,465
Finance and insurance	22,485,585	22,487,279	22,494,160	25,530,140
Monetary authorities - central bank	(D)	(D)	(D)	(D)
Credit intermediation and related activities	4,624,198	4,941,107	5,573,364	6,076,292
Securities, commodity contracts, investments	11,598,466	11,096,796	10,334,920	11,432,209
Insurance carriers and related activities	5,177,718	5,301,279	5,522,800	6,228,121
Funds, trusts, and other financial vehicles	(D)	(D)	(D)	(D)
Real estate and rental and leasing	3,933,789	4,336,816	4,697,974	5,378,090
Real estate	3,302,727	3,710,977	4,039,837	4,683,715
Rental and leasing services	595,919	587,036	618,578	649,272
Lessors of nonfinancial intangible assets	35,143	38,803	39,559	45,103
Professional and technical services	27,215,583	25,946,896	25,711,240	28,061,586
Management of companies and enterprises	5,577,651	5,154,231	5,248,512	5,817,421
Administrative and waste services	6,552,439	6,364,976	6,507,915	7,021,740
Administrative and support services	6,079,697	5,859,739	5,973,874	6,457,479
Waste management and remediation services	472,742	505,237	534,041	564,261
Educational services	6,121,539	6,591,068	6,927,752	7,325,377
Health care and social assistance	19,595,954	20,963,853	22,360,903	23,685,026
Ambulatory health care services	8,016,390	8,359,636	8,590,556	9,259,543
Hospitals	6,943,059	7,648,487	8,610,198	8,981,149
Nursing and residential care facilities	2,717,347	2,928,948	3,033,340	3,199,110
Social assistance	1,919,158	2,026,782	2,126,809	2,245,224
Arts, entertainment, and recreation	1,714,944	1,868,862	1,992,377	2,099,376
Performing arts and spectator sports	793,358	853,796	892,355	951,436
Museums, historical sites, zoos, and parks	182,084	217,488	220,206	220,757
Amusement, gambling, and recreation	739,502	797,578	879,816	927,183
Accommodation and food services	4,879,089	5,058,901	5,236,916	5,527,343
Accommodation	1,165,214	1,133,331	1,168,746	1,241,197
Food services and drinking places	3,713,875	3,925,570	4,068,170	4,286,146
Other services, except public administration	4,917,309	5,299,405	5,454,674	5,660,342
Repair and maintenance	1,598,078	1,638,302	1,694,162	1,733,271
Personal and laundry services	1,218,113	1,254,992	1,274,154	1,329,349
Membership associations and organizations	1,631,086	1,937,235	2,034,002	2,122,780
Private households	470,032	468,876	452,356	474,942
Government and government enterprises	22,174,714	23,272,985	24,294,519	25,592,746
Federal, civilian	4,024,077	4,214,758	4,294,954	4,600,906
Military	590,522	735,498	903,275	930,590

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Massachusetts state total [25000]

Item	2001	2002	2003	2004
State and local	17,560,115	18,322,729	19,096,290	20,061,250
State government	5,793,422	5,825,242	6,008,330	6,352,018
Local government	11,766,693	12,497,487	13,087,960	13,709,232

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Hampden, Massachusetts [25013]

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	13,008,174	13,405,446	13,670,792	14,338,439
Population (persons) 2/	456,896	459,395	461,319	461,491
Per capita personal income (dollars)	28,471	29,181	29,634	31,070
Derivation of personal income ($000)				
Earnings by place of work	9,215,005	9,493,743	9,743,731	10,212,359
less: Contributions for government social insurance 3/	963,912	990,249	1,013,508	1,081,411
Employee & self-employed contrib. for govt. soc. ins.	486,202	504,724	517,874	535,638
Employer contributions for govt. social insurance	477,710	485,525	495,634	545,773
plus: Adjustment for residence 4/	-50,435	-58,580	-46,458	3,750
equals: Net earnings by place of residence	8,200,658	8,444,914	8,683,765	9,134,698
plus: Dividends, interest, and rent 5/	1,912,748	1,812,704	1,764,003	1,813,840
plus: Personal current transfer receipts	2,894,768	3,147,828	3,223,024	3,389,901
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	7,163,261	7,283,711	7,435,022	7,684,369
Supplements to wages and salaries	1,438,791	1,576,483	1,665,901	1,830,891
Employer contrib. for employee pension & insur. funds	961,081	1,090,958	1,170,267	1,285,118
Employer contributions for govt. social insurance	477,710	485,525	495,634	545,773
Proprietors' income 6/	612,953	633,549	642,808	697,099
Farm proprietors' income	-1,756	-2,988	-1,361	-2,700
Nonfarm proprietors' income	614,709	636,537	644,169	699,799
Earnings by industry				
Farm earnings	5,153	5,847	6,060	5,502
Nonfarm earnings	9,209,852	9,487,896	9,737,671	10,206,857
Private earnings	7,573,984	7,792,641	7,989,597	8,369,955
Forestry, fishing, related activities, and other 7/	5,558	4,597	4,938	8,194
Forestry and logging	3,370	2,253	2,580	(D)
Fishing, hunting, and trapping	1,251	931	1,143	1,218
Agriculture and forestry support activities	937	1,413	1,215	(D)
Other 7/	0	0	0	0
Mining	5,584	5,678	6,306	7,085
Oil and gas extraction	(L)	65	273	304
Mining (except oil and gas)	5,484	5,586	(D)	(D)
Support activities for mining	56	(L)	(D)	(D)
Utilities	100,600	95,644	111,577	111,075
Construction	501,372	522,649	520,904	545,834
Construction of buildings	103,935	110,863	110,861	118,857
Heavy and civil engineering construction	66,636	75,780	78,671	81,258
Specialty trade contractors	330,801	336,006	331,372	345,719
Manufacturing	1,472,904	1,438,234	1,389,484	1,447,714
Durable goods manufacturing	854,007	845,342	822,842	871,280
Wood product manufacturing	20,511	19,148	17,242	18,830
Nonmetallic mineral product manufacturing	15,381	16,812	17,615	18,316
Primary metal manufacturing	24,928	21,784	16,788	18,554
Fabricated metal product manufacturing	317,385	310,263	321,625	334,664
Machinery manufacturing	175,432	167,663	157,952	168,381
Computer and electronic product manufacturing	47,234	50,625	47,219	51,962
Electrical equipment and appliance manufacturing	20,405	20,195	18,507	2,827
Motor vehicles, bodies & trailers, and parts mfg.	3,088	(D)	(D)	23,574
Other transportation equipment manufacturing	30,622	(D)	(D)	36,992
Furniture and related product manufacturing	25,588	23,832	24,369	25,048
Miscellaneous manufacturing	173,433	179,552	162,689	172,132
Nondurable goods manufacturing	618,897	592,892	566,642	576,434
Food manufacturing	93,457	96,967	102,168	110,605
Beverage and tobacco product manufacturing	1,617	1,747	(D)	(D)
Textile mills	16,679	14,601	16,110	14,422
Textile product mills	8,269	7,568	7,238	8,200
Apparel manufacturing	2,600	2,769	3,217	3,352
Leather and allied product manufacturing	(D)	(D)	(D)	(D)
Paper manufacturing	230,318	226,506	207,200	195,251
Printing and related support activities	92,623	89,798	83,709	99,735
Petroleum and coal products manufacturing	(D)	(D)	5,547	4,805
Chemical manufacturing	20,803	25,398	23,382	22,903
Plastics and rubber products manufacturing	148,104	122,704	117,400	116,552
Wholesale trade	371,079	367,547	383,613	403,460
Retail Trade	702,736	732,842	770,454	794,439

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Hampden, Massachusetts [25013]

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	149,608	155,956	168,297	170,868
Furniture and home furnishings stores	23,778	24,008	24,973	25,245
Electronics and appliance stores	27,979	31,188	32,385	27,795
Building material and garden supply stores	68,772	65,594	71,499	76,501
Food and beverage stores	134,987	142,231	149,023	152,625
Health and personal care stores	43,385	48,003	62,943	62,192
Gasoline stations	33,850	44,844	41,140	41,965
Clothing and clothing accessories stores	42,049	40,928	45,078	47,650
Sporting goods, hobby, book and music stores	19,632	17,773	20,141	23,999
General merchandise stores	90,939	94,784	82,305	85,665
Miscellaneous store retailers	39,437	40,819	42,928	49,980
Nonstore retailers	28,320	26,714	29,742	29,954
Transportation and warehousing	298,191	293,994	285,010	304,201
Air transportation	(D)	661	721	(D)
Rail transportation	16,040	15,972	16,078	16,705
Water transportation	(L)	(L)	(L)	(L)
Truck transportation	105,318	117,618	124,158	130,938
Transit and ground passenger transportation	53,705	55,589	57,146	63,939
Pipeline transportation	(D)	(D)	(D)	(D)
Scenic and sightseeing transportation	(D)	(D)	414	434
Support activities for transportation	31,791	30,905	28,691	29,631
Couriers and messengers	35,230	32,142	(D)	(D)
Warehousing and storage	39,548	36,997	25,996	26,800
Information	224,595	210,938	209,518	198,634
Publishing industries, except Internet	87,417	80,222	81,190	78,085
Motion picture and sound recording industries	6,458	6,105	6,434	6,057
Broadcasting, except Internet	28,060	24,105	24,779	27,952
Internet publishing and broadcasts	(D)	(D)	(D)	(D)
Telecommunications	99,261	97,006	94,000	82,918
ISPs, search portals, and data processing	(D)	(D)	(D)	(D)
Other information services	1,599	1,148	1,252	1,415
Finance and insurance	771,741	805,982	833,995	881,077
Monetary authorities - central bank	0	0	0	0
Credit intermediation and related activities	105,828	119,054	129,010	137,114
Securities, commodity contracts, investments	116,642	170,709	157,243	176,191
Insurance carriers and related activities	544,930	510,491	543,594	562,525
Funds, trusts, and other financial vehicles	4,341	5,728	4,148	5,247
Real estate and rental and leasing	119,820	131,531	140,564	158,123
Real estate	91,322	96,495	106,662	122,602
Rental and leasing services	(D)	(D)	(D)	(D)
Lessors of nonfinancial intangible assets	(D)	(D)	(D)	(D)
Professional and technical services	457,946	472,118	480,803	501,572
Management of companies and enterprises	233,286	244,894	232,315	248,419
Administrative and waste services	263,196	262,721	267,321	287,875
Administrative and support services	245,348	241,994	247,699	262,935
Waste management and remediation services	17,848	20,727	19,622	24,940
Educational services	126,390	135,500	187,513	198,082
Health care and social assistance	1,347,802	1,452,552	1,531,173	1,618,291
Amubulatory health care services	604,798	645,935	679,760	727,043
Hospitals	389,958	431,239	460,365	481,172
Nursing and residential care facilities	211,027	224,508	236,285	247,589
Social assistance	142,019	150,870	154,763	162,487
Arts, entertainment, and recreation	66,551	71,771	72,146	73,917
Performing arts and spectator sports	22,697	22,987	20,699	19,818
Museums, historical sites, zoos, and parks	3,406	4,559	5,052	4,951
Amusement, gambling, and recreation	40,448	44,225	46,395	49,148
Accommodation and food services	216,723	226,446	231,625	238,210
Accommodation	30,679	31,809	31,555	32,918
Food services and drinking places	186,044	194,637	200,070	205,292
Other services, except public administration	287,910	317,003	330,338	343,753
Repair and maintenance	114,030	119,181	123,823	124,467
Personal and laundry services	59,927	62,986	65,626	71,922
Membership associations and organizations	103,292	123,986	130,581	136,544
Private households	10,661	10,850	10,308	10,820
Government and government enterprises	1,635,868	1,695,255	1,748,074	1,836,902
Federal, civilian	346,436	343,629	336,069	365,880
Military	27,952	37,825	48,174	56,177

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Hampden, Massachusetts [25013]

Item	2001	2002	2003	2004
State and local	1,261,480	1,313,801	1,363,831	1,414,845
State government	329,211	333,846	343,763	361,944
Local government	932,269	979,955	1,020,068	1,052,901

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Hampshire, Massachusetts [25015]

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	4,291,545	4,371,948	4,538,930	4,751,162
Population (persons) 2/	151,419	152,563	153,649	153,591
Per capita personal income (dollars)	28,342	28,657	29,541	30,934
Derivation of personal income ($000)				
Earnings by place of work	2,432,622	2,597,105	2,709,812	2,870,699
less: Contributions for government social insurance 3/	224,098	235,929	245,861	264,407
Employee & self-employed contrib. for govt. soc. ins.	118,024	124,823	130,165	136,253
Employer contributions for govt. social insurance	106,074	111,106	115,696	128,154
plus: Adjustment for residence 4/	738,468	723,064	710,189	728,475
equals: Net earnings by place of residence	2,946,992	3,084,240	3,174,140	3,334,767
plus: Dividends, interest, and rent 5/	836,182	737,728	800,963	829,913
plus: Personal current transfer receipts	508,371	549,980	563,827	586,482
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	1,844,561	1,955,800	2,028,253	2,118,171
Supplements to wages and salaries	352,801	399,584	432,700	482,189
Employer contrib. for employee pension & insur. funds	246,727	288,478	317,004	354,035
Employer contributions for govt. social insurance	106,074	111,106	115,696	128,154
Proprietors' income 6/	235,260	241,721	248,859	270,339
Farm proprietors' income	941	-1,718	-1,595	-1,789
Nonfarm proprietors' income	234,319	243,439	250,454	272,128
Earnings by industry				
Farm earnings	8,395	8,179	7,089	7,003
Nonfarm earnings	2,424,227	2,588,926	2,702,723	2,863,696
Private earnings	1,743,802	1,822,269	1,897,893	2,016,926
Forestry, fishing, related activities, and other 7/	(D)	3,675	(D)	(D)
Forestry and logging	(D)	(D)	(D)	2,885
Fishing, hunting, and trapping	422	1,004	530	562
Agriculture and forestry support activities	(D)	(D)	(D)	(D)
Other 7/	0	0	0	0
Mining	(D)	3,312	(D)	(D)
Oil and gas extraction	184	200	655	729
Mining (except oil and gas)	(D)	(D)	(D)	(D)
Support activities for mining	(D)	(D)	(D)	(D)
Utilities	12,270	11,291	11,485	11,661
Construction	122,542	132,131	135,698	143,594
Construction of buildings	48,504	35,239	34,922	36,795
Heavy and civil engineering construction	8,460	5,708	4,204	5,612
Specialty trade contractors	65,578	91,184	96,572	101,187
Manufacturing	229,436	218,198	226,212	249,991
Durable goods manufacturing	100,079	104,874	107,344	128,620
Wood product manufacturing	13,397	11,596	12,029	14,603
Nonmetallic mineral product manufacturing	2,499	2,269	2,556	2,014
Primary metal manufacturing	15,722	15,854	11,496	16,784
Fabricated metal product manufacturing	(D)	(D)	(D)	(D)
Machinery manufacturing	30,810	28,339	32,337	12,296
Computer and electronic product manufacturing	7,163	10,318	10,470	43,157
Electrical equipment and appliance manufacturing	(D)	(D)	(D)	(D)
Motor vehicles, bodies & trailers, and parts mfg.	(D)	(D)	(D)	(D)
Other transportation equipment manufacturing	0	949	1,065	1,182
Furniture and related product manufacturing	5,003	6,348	6,535	6,546
Miscellaneous manufacturing	5,823	5,843	6,506	(D)
Nondurable goods manufacturing	129,357	113,324	118,868	121,371
Food manufacturing	2,162	2,593	2,260	2,608
Beverage and tobacco product manufacturing	369	0	0	0
Textile mills	9,449	9,444	9,729	10,856
Textile product mills	0	0	0	0
Apparel manufacturing	971	1,081	1,066	(D)
Leather and allied product manufacturing	(D)	(D)	(D)	147
Paper manufacturing	57,431	50,443	49,515	51,092
Printing and related support activities	8,052	4,832	4,540	5,107
Petroleum and coal products manufacturing	(D)	(D)	(D)	(D)
Chemical manufacturing	4,518	(D)	4,490	(D)
Plastics and rubber products manufacturing	45,977	41,086	46,781	47,579
Wholesale trade	100,323	112,056	100,593	117,578
Retail Trade	197,932	200,559	215,636	230,622

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Hampshire, Massachusetts [25015]

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	29,542	30,610	33,491	34,762
Furniture and home furnishings stores	6,468	6,905	7,691	8,109
Electronics and appliance stores	5,265	5,339	4,834	4,330
Building material and garden supply stores	16,028	15,227	15,502	17,166
Food and beverage stores	47,775	51,518	54,630	59,775
Health and personal care stores	8,817	9,532	11,406	12,562
Gasoline stations	12,241	13,112	11,811	12,186
Clothing and clothing accessories stores	10,611	9,925	10,150	10,630
Sporting goods, hobby, book and music stores	12,204	12,787	13,186	14,190
General merchandise stores	17,867	17,656	24,125	26,782
Miscellaneous store retailers	14,337	11,102	11,409	12,282
Nonstore retailers	16,777	16,846	17,401	17,848
Transportation and warehousing	29,605	30,299	29,416	29,039
Air transportation	52	(L)	58	60
Rail transportation	648	620	567	592
Water transportation	(L)	(L)	(L)	(L)
Truck transportation	10,287	9,588	10,219	10,436
Transit and ground passenger transportation	12,210	12,167	11,513	10,701
Pipeline transportation	0	0	0	0
Scenic and sightseeing transportation	261	(D)	(D)	(D)
Support activities for transportation	3,605	2,879	2,875	3,297
Couriers and messengers	2,127	3,138	(D)	(D)
Warehousing and storage	393	(D)	(D)	(D)
Information	47,110	44,598	45,785	48,204
Publishing industries, except Internet	23,336	21,111	23,377	25,069
Motion picture and sound recording industries	1,617	1,556	1,499	2,085
Broadcasting, except Internet	(D)	(D)	(D)	(D)
Internet publishing and broadcasts	(D)	2,051	1,813	1,510
Telecommunications	13,784	14,295	15,065	14,983
ISPs, search portals, and data processing	2,247	(D)	(D)	(D)
Other information services	2,564	2,507	2,427	2,804
Finance and insurance	60,440	59,471	63,654	68,610
Monetary authorities - central bank	0	0	0	0
Credit intermediation and related activities	26,656	30,137	32,542	34,898
Securities, commodity contracts, investments	(D)	(D)	(D)	(D)
Insurance carriers and related activities	15,272	21,273	18,841	20,036
Funds, trusts, and other financial vehicles	(D)	(D)	(D)	(D)
Real estate and rental and leasing	29,394	32,479	37,912	42,252
Real estate	24,930	26,910	32,513	37,159
Rental and leasing services	(D)	5,512	5,299	4,963
Lessors of nonfinancial intangible assets	(D)	57	100	130
Professional and technical services	132,167	137,258	140,352	147,366
Management of companies and enterprises	29,621	25,756	24,119	21,488
Administrative and waste services	53,439	56,863	61,184	68,599
Administrative and support services	(D)	50,920	53,895	58,084
Waste management and remediation services	(D)	5,943	7,289	10,515
Educational services	269,875	286,073	306,088	313,719
Health care and social assistance	248,367	274,262	290,760	309,340
Ambulatory health care services	109,685	122,338	123,037	135,479
Hospitals	(D)	(D)	(D)	(D)
Nursing and residential care facilities	50,076	54,776	58,374	59,362
Social assistance	(D)	(D)	(D)	(D)
Arts, entertainment, and recreation	14,714	16,480	18,603	19,670
Performing arts and spectator sports	(D)	(D)	(D)	8,889
Museums, historical sites, zoos, and parks	(D)	(D)	(D)	2,845
Amusement, gambling, and recreation	7,310	6,863	7,070	7,936
Accommodation and food services	79,527	85,641	87,373	90,520
Accommodation	14,755	15,428	14,495	13,987
Food services and drinking places	64,772	70,213	72,878	76,533
Other services, except public administration	80,901	91,867	94,877	96,013
Repair and maintenance	29,819	33,202	33,435	33,529
Personal and laundry services	14,390	15,264	16,660	16,609
Membership associations and organizations	30,123	36,451	38,138	38,903
Private households	6,569	6,950	6,644	6,972
Government and government enterprises	680,425	766,657	804,830	846,770
Federal, civilian	88,411	89,890	90,282	99,783
Military	9,357	11,364	14,559	14,767

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Hampshire, Massachusetts [25015]

Item	2001	2002	2003	2004
State and local	582,657	665,403	699,989	732,220
State government	339,915	406,870	427,376	460,202
Local government	242,742	258,533	272,613	272,018

See footnotes at end of table.

Footnotes for Table CA05 (NAICS)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings are based on the 2002 North American Industry Classification System (NAICS).

2/ Census Bureau midyear population estimates. Estimates for 2001-2004 reflect county population estimates available as of April 2005.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
(L) Less than $50,000, but the estimates for this item are included in the totals.
(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Massachusetts state total [25000]

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	4,125,438	4,064,943	4,030,034	4,045,540
By type				
Wage and salary employment	3,492,806	3,420,242	3,358,682	3,346,521
Proprietors employment	632,632	644,701	671,352	699,019
Farm proprietors employment	5,778	5,870	5,731	5,732
Nonfarm proprietors employment 2/	626,854	638,831	665,621	693,287
By industry				
Farm employment	10,916	10,882	10,940	10,117
Nonfarm employment	4,114,522	4,054,061	4,019,094	4,035,423
Private employment	3,656,412	3,598,375	3,573,925	3,600,841
Forestry, fishing, related activities, and other 3/	13,450	14,993	13,801	13,386
Mining	2,554	2,453	2,865	3,040
Utilities	12,388	11,386	10,956	10,442
Construction	218,776	217,351	219,559	222,979
Manufacturing	401,126	361,698	337,473	325,348
Wholesale trade	151,796	145,993	145,426	145,792
Retail Trade	416,841	417,035	415,891	418,743
Transportation and warehousing	101,171	96,027	94,352	93,251
Information	123,109	110,008	102,807	98,667
Finance and insurance	234,116	233,000	227,945	223,444
Real estate and rental and leasing	119,848	122,370	129,772	135,521
Professional and technical services	372,367	357,484	352,430	361,265
Management of companies and enterprises	70,397	68,680	65,546	65,426
Administrative and waste services	211,313	202,986	205,884	215,522
Educational services	188,017	190,783	193,142	197,292
Health care and social assistance	485,521	495,666	500,942	508,842
Arts, entertainment, and recreation	85,429	90,160	91,888	94,061
Accommodation and food services	251,812	255,946	257,905	261,041
Other services, except public administration	196,381	204,356	205,341	206,779
Government and government enterprises	458,110	455,686	445,169	434,582
Federal, civilian	53,178	51,717	51,370	50,122
Military	22,495	22,881	22,047	20,715
State and local	382,437	381,088	371,752	363,745
State government	125,251	120,110	118,975	113,091
Local government	257,186	260,978	252,777	250,654

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Hampden, Massachusetts [25013]

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	251,019	247,415	244,675	245,447
By type				
Wage and salary employment	217,751	213,868	209,707	209,038
Proprietors employment	33,268	33,547	34,968	36,409
Farm proprietors employment	430	438	428	428
Nonfarm proprietors employment 2/	32,838	33,109	34,540	35,981
By industry				
Farm employment	843	852	836	761
Nonfarm employment	250,176	246,563	243,839	244,686
Private employment	213,109	209,910	208,162	210,031
Forestry, fishing, related activities, and other 3/	304	331	301	336
Mining	125	124	134	141
Utilities	1,258	1,067	1,051	1,081
Construction	11,880	11,767	11,894	11,931
Manufacturing	29,656	27,344	25,249	24,966
Wholesale trade	7,621	7,360	7,360	7,283
Retail Trade	30,137	29,688	29,615	29,668
Transportation and warehousing	7,770	7,462	7,024	7,222
Information	4,886	4,511	4,218	3,808
Finance and insurance	13,379	13,099	12,921	12,581
Real estate and rental and leasing	5,909	6,022	6,375	6,764
Professional and technical services	10,256	10,274	10,517	10,675
Management of companies and enterprises	3,925	3,842	3,066	3,106
Administrative and waste services	10,372	10,214	9,928	10,794
Educational services	6,275	6,193	7,331	7,495
Health care and social assistance	36,963	37,526	37,887	38,189
Arts, entertainment, and recreation	4,243	4,467	4,618	4,918
Accommodation and food services	15,206	15,210	15,147	15,405
Other services, except public administration	12,944	13,409	13,526	13,668
Government and government enterprises	37,067	36,653	35,677	34,655
Federal, civilian	5,296	4,823	4,568	4,626
Military	1,430	1,538	1,454	1,493
State and local	30,341	30,292	29,655	28,536
State government	9,141	8,876	8,715	7,981
Local government	21,200	21,416	20,940	20,555

See footnotes at end of table.
Table CA25N

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Hampshire, Massachusetts [25015]

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	82,334	82,915	83,584	84,715
By type				
Wage and salary employment	65,232	65,771	65,835	66,238
Proprietors employment	17,102	17,144	17,749	18,477
Farm proprietors employment	596	605	591	591
Nonfarm proprietors employment 2/	16,506	16,539	17,158	17,886
By industry				
Farm employment	1,040	1,060	1,065	972
Nonfarm employment	81,294	81,855	82,519	83,743
Private employment	64,263	64,153	64,826	66,391
Forestry, fishing, related activities, and other 3/	(D)	267	(D)	(D)
Mining	(D)	71	(D)	(D)
Utilities	136	108	104	99
Construction	3,677	3,729	3,792	3,868
Manufacturing	5,210	4,754	4,672	4,762
Wholesale trade	2,299	2,245	2,007	2,597
Retail Trade	8,932	8,717	9,136	9,349
Transportation and warehousing	1,215	1,192	1,132	1,081
Information	1,368	1,255	1,260	1,274
Finance and insurance	1,740	1,783	1,849	1,869
Real estate and rental and leasing	1,981	1,926	2,043	2,122
Professional and technical services	4,468	4,481	4,604	4,682
Management of companies and enterprises	620	601	578	497
Administrative and waste services	2,845	2,770	2,897	3,015
Educational services	9,305	9,366	9,291	9,524
Health care and social assistance	8,440	8,700	8,739	8,756
Arts, entertainment, and recreation	2,463	2,508	2,552	2,655
Accommodation and food services	5,241	5,476	5,641	5,706
Other services, except public administration	4,033	4,204	4,212	4,227
Government and government enterprises	17,031	17,702	17,693	17,352
Federal, civilian	1,251	1,229	1,232	1,201
Military	459	459	438	409
State and local	15,321	16,014	16,023	15,742
State government	8,738	9,337	9,534	9,479
Local government	6,583	6,677	6,489	6,263

See footnotes at end of table.

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

1/ The estimates of employment are based on the 2002 North American Industry Classification System (NAICS).

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
IMB	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	31,659	14	12-31	11/86	24.20	1,783
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	14,303	172	12-31	01/71	56.59	1,576
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	7,669	29	12-31	12/83	50.25	805
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,469	30	03-31	03/96	17.52	410
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,770 M	12	06-30	06/96	23.22	148
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,130	15	12-31	11/02	14.90	83
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	947	1	06-30	03/05	7.27	60
KFED	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	799 M	5	06-30	03/04	13.72	192
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	769	9	12-31	08/02	22.80	100
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	318	4	12-31	01/96	10.35	18
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	14,489	55	09-30	12/85	17.10	609
BFF	BFC Financial Corp. of FL	NYSE	FortLauderdaleFL	Thrift	7,606 D	74	12-31	/	3.15	113
BBX	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,495	75	12-31	11/83	8.29	482
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	721	6	12-31	12/97	4.75	45
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	413	4	12-31	05/03	14.35	59
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	82,735	677	12-31	08/86	18.08	8,663
HCBK	Hudson City Bancorp, Inc of NJ	NASDAQ	Paramus, NJ	Thrift	39,690	86	12-31	06/05	14.22	7,563
NYB	New York Community Bcrp of NY	NYSE	Westbury, NY	Thrift	29,624	143	12-31	11/93	17.69	5,552
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,650	86	12-31	11/93	26.07	2,525
FNFG	First Niagara Fin. Group of NY	NASDAQ	Lockport, NY	Thrift	7,945 D	122	12-31	01/03	14.13	1,501
NWSB	Northwest Bcrp MHC of PA(39.1)	NASDAQ	Warren, PA	Thrift	6,898	154	06-30	11/94	29.16	1,433
PFS	Provident Fin. Serv. Inc of NJ	NYSE	Jersey City, NJ	Thrift	5,743 D	79	12-31	01/03	16.80	1,066
ISBC	Investors Bcrp MHC of NJ(45.7)	NASDAQ	Short Hills, NJ	Thrift	5,601	46	06-30	10/05	14.20	1,583
BNCL	Beneficial Mut MHC of PA(44.3)	NASDAQ		Thrift	3,671 P	0		07/07	9.50	782
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Utica, NY	Thrift	3,650	37	12-31	07/04	12.14	527
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	3,374	75	12-31	/	11.18	839
DCOM	Dime Community Bancshars of NY	NASDAQ	Brooklyn, NY	Thrift	3,250	20	12-31	06/96	13.63	481
FFIC	Flushing Fin. Corp. of NY	NASDAQ	Lake Success, NY	Thrift	3,042	11	12-31	11/95	16.42	349
WSFS	WSFS Financial Corp. of DE	NASDAQ	Wilmington, DE	Div.	3,018	23	12-31	11/86	60.24	379
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	2,889	57	12-31	11/03	14.71	400
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,783	39	09-30	01/04	13.81	575
KRNY	Kearny Fin Cp MHC of NJ (29.7)	NASDAQ	Fairfield, NJ	Thrift	2,008 M	25	06-30	02/05	13.21	940
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	1,978	17	12-31	07/96	17.56	216
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,889	26	12-31	06/90	10.32	131
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,825 M	47	06-30	07/87	29.50	166
WFBC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,553	14	06-30	04/02	12.42	194
ORIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ	Twnship of WA NJ	Thrift	1,194	20	06-30	01/07	15.12	613
ABBC	Abington Bancorp, Inc. of PA	NASDAQ	Jenkintown, PA	Thrift	1,050	12	12-31	06/07	9.59	235
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	933	18	12-31	01/04	14.16	161
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	926	2	12-31	/	13.43	135
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	892	0		04/07	11.05	188
GLK	Great Lakes Bancorp, Inc of NY	NYSE	Buffalo, NY	Thrift	892	14	12-31	/	11.05	129
ROMA	Roma Fin Corp MHC of NJ (31.0)	NASDAQ	Robbinsville, NJ	Thrift	887	8	12-31	07/06	16.99	556
CSBK	Clifton Svg Bp MHC of NJ(43.3)	NASDAQ	Clifton, NJ	Thrift	801	10	03-31	03/04	11.22	319
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	778	5	09-30	08/87	14.83	57
CARV	Carver Bancorp, Inc. of NY	NASDAQ	New York, NY	Thrift	764	8	03-31	10/94	15.59	39
FXCB	Fox Chase Bncp MHC of PA(44.5)	NASDAQ	Hatboro, PA	Thrift	761	11	12-31	10/06	12.38	182
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	727	13	09-30	06/88	16.00	48
TSBD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	664	14	12-31	07/94	27.05	78
BCSB	BCSB Bankcorp MHC of MD (36.5)	NASDAQ	Baltimore, MD	Thrift	651	17	09-30	07/98	9.75	58
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	636	9	12-31	11/89	18.10	90
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	NASDAQ	Ocean City, NJ	Thrift	582	6	12-31	12/04	11.20	95
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	562	2	09-30	10/05	11.10	138

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	525	8	09-30	01/95	12.90	31
ONFC	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	504	10	12-31	12/98	11.90	93
PBIP	Prudential Bncp MHC PA (42.7)	NASDAQ	Philadelphia, PA	Thrift	477	6	09-30	03/05	13.36	155
MGYR	Magyar Bancorp MHC of NJ(46.0)	NASDAQ	Nw Brunswick, NJ	Thrift	474	3	09-30	01/06	10.95	64
COBK	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	432	6	12-31	06/05	11.74	52
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	430 M	5	07-31	08/88	6.70	51
ALLB	Alliance Bank MHC of PA (45.0)	NASDAQ	Broomall, PA	Thrift	425	9	12-31	01/07	8.74	63
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	398	4	09-30	04/05	14.01	188
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	390 M	6	06-30	11/93	16.40	38
ESBK	Elmira Svgs Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	376 M	6	12-31	03/85	20.49	30
LSBK	Lake Shore Bnp MHC of NY(45.0)	NASDAQ	Dunkirk, NY	Thrift	349	8	12-31	04/06	10.40	67
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	326	7	06-30	12/98	12.28	51
ROME	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	311	4	12-31	03/05	11.90	99
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	306	6	12-31	07/06	10.40	138
PBHC	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	305	8	12-31	11/95	10.98	27
MSBF	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	283 M	4	06-30	01/07	10.21	57
FFCO	FedFirst Fin MHC of PA (45.8)	NASDAQ	Monessen, PA	Thrift	273	7	12-31	04/05	9.01	60
IFSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	159 M	5	12-31	06/85	10.10	16
CMSB	CMS Bancorp, Inc. of NY	NASDAQ	White Plains, NY	Thrift	142	0		04/07	10.50	22
GOV	Gouverneur Bcp MHC of NY(42.8)	AMEX	Gouverneur, NY	Thrift	133	2	09-30	03/99	11.05	25
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	16,179	128	12-31	04/97	12.30	741
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	10,318	73	12-31	01/90	53.69	1,776
TFSL	TFS Fin Corp MHC of OH (31.5)	NASDAQ	Cleveland, OH	Thrift	10,016	40	09-30	04/07	11.60	3,855
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	7,823	37	09-30	04/99	34.82	2,587
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,533	57	03-31	07/92	26.34	562
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,495	69	12-31	10/02	22.42	405
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,438	71	12-31	10/03	11.86	655
FPFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,226	27	06-30	01/99	17.62	304
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,706	35	12-31	07/98	7.39	223
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,787	23	12-31	03/01	19.47	157
WAUW	Wauwatosa Hlds MHC of WI(30.4)	NASDAQ	Wauwatosa, WI	Thrift	1,647	7	06-30	10/05	16.65	541
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,541	27	12-31	10/95	27.38	197
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,536	8	09-30	09/85	34.53	274
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,532	16	12-31	06/05	15.59	358
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,203	22	12-31	07/98	14.29	155
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	1,136	7	09-30	12/98	14.04	140
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	1,127	13	12-31	06/94	29.30	125
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,021	14	09-30	03/00	15.61	76
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	996 M	34	06-30	04/92	16.70	67
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	949	19	12-31	12/99	17.27	75
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	908 M	16	06-30	12/92	15.57	120
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	769	9	12-31	02/98	15.41	56
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	667	16	09-30	09/93	40.10	103
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	646	14	06-30	04/99	17.85	61
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	531	10	12-31	03/96	38.80	53
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	505	11	09-30	03/94	30.25	40
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	484	15	09-30	07/87	19.00	60
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	445	12	12-31	01/99	16.00	48
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	423	10	12-31	03/87	9.21	28
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	398	11	03-31	01/03	13.00	42
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	386 M	5	06-30	03/06	12.40	103
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	376	4	12-31	07/06	10.90	99
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	364 M	7	06-30	04/99	15.80	29
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	350	5	12-31	02/95	23.00	36
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	337	6	12-31	12/96	19.42	32
CZWI	Citizens Comm Bncorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	331	12	09-30	11/06	9.00	64
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	329	6	09-30	07/06	10.81	51
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	323	8	12-31	01/88	13.60	23
CHEV	Cheviot Fin Cp MHC of OH(42.1)	NASDAQ	Cincinnati, OH	Thrift	316	5	12-31	01/04	11.99	110

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)											
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	301		4	12-31	04/01	11.40	25
JXSB	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	275		8	12-31	04/95	13.39	27
KFFB	KY Fst Fed Bp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	267	M	1	06-30	03/05	9.89	82
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	264		10	12-31	04/05	8.00	23
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	260		4	12-31	12/98	6.19	27
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	242	M	10	06-30	12/93	16.25	25
BRBI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	237		5	12-31	06/98	5.56	19
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	218		4	12-31	08/96	30.25	38
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	170	M	3	06-30	04/96	15.01	17
New England Companies											
PBCT	Peoples United Financial of CT	NASDAQ	Bridgeport, CT	Div.	13,820		157	12-31	04/07	17.68	5,320
NAL	NewAlliance Bancshares of CT	NYSE	New Haven, CT	Thrift	7,942		64	12-31	04/04	14.91	1,683
BRKL	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,371		15	12-31	07/02	12.51	745
BHLB	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,170		25	12-31	06/00	29.63	262
RCKB	Rockville Fin MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	1,271		16	12-31	05/05	14.45	280
WFD	New Westfield Fin. Inc. of MA	AMEX	Westfield, MA	Thrift	1,032		10	12-31	01/07	10.11	323
UBNK	United Fin Grp MHC of MA(46.4)	NASDAQ	W Springfield MA	Thrift	1,023		11	12-31	07/05	12.80	219
BFBC	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	896		9	12-31	04/05	13.38	108
LEGC	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	844		10	12-31	10/05	14.21	142
MASB	MassBank Corp. of Reading MA	NASDAQ	Reading, MA	Thrift	817		15	12-31	05/86	33.92	147
SIFI	SI Fin Gp Inc MHC of CT (41.3)	NASDAQ	Willimantic, CT	Thrift	761		16	12-31	10/04	10.95	136
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	758		17	12-31	05/86	15.65	79
HIFS	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	710		8	12-31	12/88	30.00	64
LSBX	LSB Corp of No. Andover MA	NASDAQ	North Andover,MA	Thrift	579		7	12-31	05/86	16.23	75
CEBK	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	549		10	03-31	10/86	23.56	39
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	511	M	7	06-30	01/07	10.31	82
PSBH	PSB Hldgs Inc MHC of CT (45.2)	NASDAQ	Putnam, CT	Thrift	491		4	06-30	10/04	9.60	65
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	469		7	12-31	07/06	14.14	105
NVSL	Naug Vlly Fin MHC of CT (44.2)	NASDAQ	Naugatuck, CT	Thrift	429		6	12-31	10/04	11.00	81
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	310		5	12-31	07/06	12.10	59
NEBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	292		8	03-31	12/05	12.01	64
MFLR	Mayflower Co-Op. Bank of MA	NASDAQ	Middleboro, MA	Thrift	242	M	6	04-30	12/87	11.50	24
North-West Companies											
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	9,986		121	09-30	11/82	26.54	2,319
FMSB	First Mutual Bncshrs Inc of WA	NASDAQ	Bellevue, WA	Thrift	1,029		12	12-31	12/85	26.25	176
RPFG	Rainier Pacific Fin Grp of WA	NASDAQ	Tacoma, WA	Thrift	905		13	12-31	10/03	16.16	106
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	832		16	03-31	10/97	14.93	173
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	624		25	09-30	01/98	15.91	112
South-East Companies											
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,671		47	09-30	11/83	31.85	377
SUPR	Superior Bancorp of AL	NASDAQ	Birmingham, AL	Thrift	2,470		59	12-31	12/98	9.40	326
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	NASDAQ	Waycross, GA	Thrift	898		12	12-31	10/04	13.98	191
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	820		15	12-31	05/96	17.75	86
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	755		11	12-31	10/02	12.70	100
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	714		17	09-30	04/95	41.75	92
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	479		8	03-31	03/88	10.28	44
HBOS	Heritage Fn Gp MHC of GA(29.9)	NASDAQ	Albany, GA	Thrift	448		7	12-31	06/05	13.20	144
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	330	M	1	06-30	07/03	10.76	71
LABC	Louisiana Bancorp, Inc. of LA	NASDAQ		Thrift	271	P	0		07/07	10.86	69
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	219	M	3	06-30	12/97	21.38	38
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	170		4	12-31	04/97	18.98	24

South-West Companies

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-West Companies (continued)										
FBTX	Franklin Bank Corp of TX	NASDAQ	Houston, TX	Thrift	5,546	32	12-31	12/03	9.19	233
VPFG	ViewPoint Finl MHC of TX(45.0)	NASDAQ	Plano, TX	Thrift	1,605	34	12-31	10/06	17.17	446
OSBK	Osage Bancshares, Inc. of OK	NASDAQ	Pawhuska, OK	Thrift	126 M	2	06-30	01/07	8.40	30
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO	NASDAQ	Denver, CO	Thrift	2,043	1	12-31	10/96	21.90	160
HOME	Home Fed Bncp MHC of ID (40.8)	NASDAQ	Nampa, ID	Thrift	728	15	09-30	12/04	13.95	212
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 09/07/07

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2A
Market Pricing Comparatives
Prices As of August 31, 2007

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	16.62	412.92	0.74	13.46	19.97	130.65	16.47	149.25	20.71	0.41	2.34	35.89	3,136	12.58	0.60	0.53	5.04	0.49	4.70
Special Selection Grouping(8)	16.09	455.68	0.50	13.82	25.67	120.96	18.20	137.39	25.15	0.35	1.98	46.17	1,775	15.45	0.26	0.37	3.17	0.43	3.40
Comparable Group																			
Special Comparative Group(8)																			
BFBC Benjamin Frkln Bncrp Inc of MA	13.38	108.19	0.59	13.28	29.73	100.75	12.07	152.91	22.68	0.24	1.79	40.68	896	11.98	0.33	0.40	3.35	0.53	4.39
BHLB Berkshire Hills Bancorp of MA	29.63	261.99	1.67	30.12	22.79	98.37	12.08	179.68	17.74	0.60	2.02	35.93	2,170	12.27	0.82	0.53	4.45	0.68	5.72
BRKL Brookline Bancorp, Inc. of MA	12.51	745.41	0.34	9.18	36.79	136.27	31.43	150.00	36.79	0.34	2.72	NM	2,371	23.07	0.16	0.85	3.53	0.85	3.53
CEBK Central Bncrp of Somerville MA	23.56	38.64	0.41	23.00	34.14	102.43	7.04	108.87	NM	0.72	3.06	NM	549	6.87	0.06	0.20	2.90	0.12	1.72
CBNK Chicopee Bancorp, Inc. of MA	14.14	105.19	0.16	14.75	NM	95.86	22.42	95.86	NM	0.00	0.00	0.00	469	23.39	0.26	-0.46	-2.18	0.26	1.24
HBNK Hampden Bancorp, Inc. of MA	10.31	81.96	-0.36	12.80	NM	80.55	16.04	80.55	NM	0.12	1.16	NM	511	19.92	0.72	-0.52	-4.13	-0.54	-4.25
HIFS Hingham Inst. for Sav. of MA	30.00	63.57	2.01	25.10	14.93	119.52	8.96	119.52	14.93	0.80	2.67	39.80	710	7.50	0.06	0.62	8.22	0.62	8.22
LSBX LSB Corp of No. Andover MA	16.23	74.61	0.83	12.61	21.93	128.71	12.88	128.71	19.55	0.56	3.45	67.47	579	10.01	0.02	0.63	5.92	0.70	6.65
LEGC Legacy Bancorp, Inc. of MA	14.21	142.26	0.32	14.16	NM	100.35	16.85	102.60	NM	0.16	1.13	50.00	844	16.79	0.30	0.23	1.30	0.39	2.19
MASB MassBank Corp. of Reading MA	33.92	146.53	1.51	24.83	21.07	136.61	17.94	138.05	22.46	1.12	3.30	74.17	817	13.13	0.02	0.83	6.55	0.78	6.14
MFLR Mayflower Co-Op. Bank of MA	11.50	24.10	0.44	9.36	23.00	122.86	9.95	123.13	26.14	0.40	3.48	NM	242	8.10	NA	0.43	5.47	0.38	4.81
NHTB NH Thrift Bancshares of NH	15.65	79.28	0.73	12.20	17.99	128.28	10.46	200.13	21.44	0.52	3.32	71.23	758	8.16	0.09	0.64	8.72	0.54	7.31
NVSL Naug Vlly Fin MHC of CT (44.2)	11.00	36.49	0.15	6.77	NM	162.48	18.94	162.96	NM	0.20	1.82	NM	429	11.66	0.23	0.29	2.34	0.27	2.19
NEBS New England Bnchrs Inc. of CT	12.01	64.28	0.18	10.64	NM	112.88	21.98	116.26	NM	0.12	1.00	66.67	292	19.47	0.29	0.35	1.79	0.33	1.69
WFD New Westfield Fin. Inc. of MA	10.11	322.78	0.20	9.19	NM	110.01	31.29	110.01	NM	0.20	1.98	NM	1,032	28.44	0.11	0.65	2.74	0.68	2.88
NAL NewAlliance Bancshares of CT	14.91	1683.01	0.42	12.61	NM	118.24	21.19	201.21	35.50	0.26	1.74	61.90	7,942	17.92	0.23	0.42	2.29	0.63	3.43
NFSB Newport Bancorp, Inc. of RI	12.10	59.02	-0.27	12.44	NM	97.27	19.03	97.27	NM	0.00	0.00	NM	310	19.57	0.09	-0.44	-2.55	-0.44	-2.55
PSBH PSB Hldgs Inc MHC of CT (45.2)	9.60	29.52	0.28	7.56	34.29	126.98	13.25	150.47	34.29	0.24	2.50	NM	491	10.43	0.34	0.40	3.74	0.40	3.74
PBCT Peoples United Financial of CT	17.68	5319.91	0.38	14.97	NM	118.10	38.49	120.93	NM	0.53	3.00	NM	13,820	32.59	0.17	0.89	5.18	0.99	5.78
RCKB Rockville Fin MHC of CT (45.0)	14.45	126.38	0.34	8.03	NM	179.95	22.00	181.08	NM	0.00	0.00	0.00	1,271	12.22	0.16	0.57	4.48	0.54	4.23
SIFI SI Fin Gp Inc MHC of CT (41.3)	10.95	56.23	0.15	6.69	NM	163.68	17.85	164.91	NM	0.16	1.46	NM	761	10.91	0.65	0.28	2.57	0.25	2.27
UBNK United Fin Grp MHC of MA(46.4)(7)	12.80	101.94	0.25	8.12	NM	157.64	21.37	158.02	NM	0.24	1.88	NM	1,023	13.55	0.13	0.40	2.97	0.42	3.10

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes New England Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2B
Market Pricing Comparatives
Prices As of August 31, 2007

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	16.62	412.92	0.74	13.46	19.97	130.65	16.47	149.25	20.71	0.41	2.34	35.89	3,136	12.58	0.60	0.53	5.04	0.49	4.70
	Special Selection Grouping(8)	14.95	637.36	0.58	10.90	21.56	144.70	19.44	171.59	22.00	0.34	2.15	30.94	4,551	13.39	0.36	0.54	4.55	0.47	4.43
	Comparable Group																			
	Special Comparative Group(8)																			
ABBC	Abington Bancorp, Inc. of PA	9.59	234.57	0.25	9.99	38.36	96.00	22.34	96.00	38.36	0.18	1.88	72.00	1,050	23.27	0.26	0.65	4.38	0.65	4.38
ALLB	Alliance Bank MHC of PA (45.0)	8.74	28.41	0.20	6.84	NM	127.78	14.86	127.78	NM	0.20	2.29	NM	425	11.63	0.48	0.36	3.61	0.36	3.61
ABNJ	American Bancorp of NJ	11.10	138.41	0.07	8.50	NM	130.59	24.62	130.59	NM	0.16	1.44	NM	562	18.85	NA	0.19	0.86	0.16	0.75
AF	Astoria Financial Corp. of NY	26.07	2524.93	1.52	12.34	17.04	211.26	11.66	249.95	17.15	1.04	3.99	68.42	21,650	5.52	0.32	0.69	12.03	0.68	11.95
BCSB	BCSB Bankcorp MHC of MD (36.5)(7)	9.75	21.05	0.10	5.72	NM	170.45	8.86	183.96	NM	0.00	0.00	0.00	651	5.20	0.37	-0.42	-9.38	0.08	1.77
BNCL	Beneficial Mut MHC of PA(44.3)	9.50	346.48	0.14	7.12	NM	133.43	21.29	174.95	NM	0.00	0.00	0.00	3,671	15.96	0.50	0.34	2.11	0.31	1.97
BFSB	Brooklyn Fed MHC of NY (30.0)	14.01	55.59	0.28	6.36	NM	220.28	47.24	220.28	NM	0.16	1.14	16.90	398	21.44	0.03	0.98	4.75	0.94	4.58
CMSB	CMS Bancorp, Inc. of NY	10.50	21.58	-0.78	11.89	NM	88.31	15.24	88.31	NM	0.00	0.00	NM	142	17.25	NA	-1.07	-9.81	-1.07	-9.81
CARV	Carver Bancorp, Inc. of NY	15.59	39.02	1.61	20.89	13.32	74.63	5.11	85.01	9.68	0.40	2.57	24.84	764	6.85	0.61	0.40	5.81	0.54	7.99
CSBK	Clifton Svg Bp MHC of NJ(43.3)	11.22	143.76	0.10	6.36	NM	176.42	39.87	176.42	NM	0.20	1.78	NM	801	22.60	0.03	0.36	1.57	0.36	1.57
COBK	Colonial Bank MHC of NJ (46.0)	11.74	24.42	0.35	8.19	33.54	143.35	12.04	143.35	33.54	0.00	0.00	0.00	432	8.40	0.05	0.39	4.25	0.39	4.25
DCOM	Dime Community Bancshare of NY	13.63	480.57	0.66	7.81	19.47	174.52	14.78	218.78	20.65	0.56	4.11	NM	3,250	8.47	0.09	0.77	8.57	0.73	8.08
ESBF	ESB Financial Corp. of PA	10.32	131.24	0.62	9.53	14.96	108.29	6.95	170.86	16.65	0.40	3.88	64.52	1,889	6.42	0.23	0.46	7.04	0.41	6.33
ESSA	ESSA Bancorp, Inc. of PA	11.05	187.64	-0.91	12.04	NM	91.78	21.03	91.78	NM	0.00	0.00	NM	892	22.92	NA	-1.70	-11.65	-1.70	-11.65
ESBK	Elmira Svgs Bank, FSB of NY	20.49	29.73	1.54	17.09	17.66	119.89	7.90	120.96	13.31	0.80	3.90	51.95	376	6.59	0.06	0.47	7.06	0.63	9.37
FFCO	FedFirst Fin MHC of PA (45.8)	9.01	27.67	-0.16	6.80	NM	132.50	21.88	135.90	NM	0.00	0.00	NM	273	16.51	0.45	-0.38	-2.32	-0.38	-2.32
FSBI	Fidelity Bancorp, Inc. of PA	16.00	47.84	1.17	15.36	11.43	104.17	6.58	110.73	13.68	0.56	3.50	47.86	727	6.32	NA	0.57	9.38	0.48	7.84
FKFS	First Keystone Fin., Inc of PA	12.90	31.37	0.35	14.00	NM	92.14	5.98	92.14	36.86	0.00	0.00	0.00	525	6.49	0.49	0.13	2.14	0.16	2.68
FNFG	First Niagara Fin. Group of NY	14.13	1500.73	0.81	13.06	17.89	108.19	18.89	234.72	17.44	0.56	3.96	69.14	7,945	17.46	0.27	1.06	6.05	1.08	6.20
FFIC	Flushing Fin. Corp. of NY	16.42	348.97	0.92	10.54	17.10	155.79	11.47	170.33	17.85	0.48	2.92	52.17	3,042	7.36	0.11	0.72	9.40	0.69	9.01
FXCB	Fox Chase Bncp MHC of PA(44.5)	12.38	80.85	0.31	8.63	NM	143.45	23.90	143.45	39.94	0.00	0.00	0.00	761	16.66	0.02	0.55	3.64	0.60	4.03
GOV	Gouverneur Bcp MHC of NY(42.8)	11.05	10.04	0.50	8.88	23.51	124.44	19.17	124.44	22.10	0.32	2.90	27.30	133	15.40	0.44	0.82	5.40	0.88	5.75
GLK	Great Lakes Bancorp, Inc of NY	11.85	129.46	-0.17	12.30	NM	96.34	14.51	96.42	NM	0.00	0.00	NM	892	15.06	0.42	-0.18	-1.21	-0.21	-1.37
GCBC	Green Co Bcrp MHC of NY (44.4)	12.28	22.61	0.59	8.53	22.74	143.96	15.65	143.96	20.81	0.50	4.07	NM	326	10.87	0.36	0.71	6.44	0.78	7.03
HARL	Harleysville Svgs Fin Cp of PA	14.83	57.13	0.84	12.73	17.05	116.50	7.34	116.50	17.65	0.68	4.59	NM	778	6.30	0.06	0.44	6.88	0.42	6.64
HCBK	Hudson City Bancorp, Inc of NJ	14.22	7562.62	0.53	8.75	26.83	162.51	19.05	168.48	26.83	0.34	2.39	64.15	39,690	11.72	0.10	0.79	5.77	0.79	5.77
IFSB	Independence FSB of DC	10.10	15.68	-2.74	7.67	NM	131.68	9.87	131.68	NM	0.00	0.00	NM	159	7.50	0.28	-2.30	-29.06	-2.63	-33.17
ISBC	Investors Bcrp MHC of NJ(45.7)	14.20	755.10	0.22	7.57	NM	187.58	28.26	187.58	NM	0.00	0.00	0.00	5,601	15.06	0.24	0.40	2.52	0.44	2.77
KNBT	KNBT Bancorp, Inc. of PA	14.71	400.07	0.80	12.95	20.43	113.59	13.85	183.88	18.39	0.40	2.72	50.00	2,889	12.19	0.16	0.67	5.56	0.74	6.18
KRNY	Kearny Fin Cp MHC of NJ (29.7)	13.21	284.52	0.05	6.65	NM	198.65	46.83	240.62	NM	0.20	1.51	NM	2,008	23.57	NA	0.18	0.73	0.18	0.73
LSBX	Lake Shore Bnp MHC of NY(45.0)	10.40	30.95	0.24	8.05	NM	129.19	19.25	129.19	NM	0.12	1.15	23.02	349	14.90	0.41	0.44	2.90	0.44	2.90
MSBF	MSB Fin Corp MHC of NJ (45.0)	10.21	25.82	0.28	7.68	36.46	132.94	20.30	132.94	36.46	0.00	0.00	0.00	283	15.27	NA	0.52	5.00	0.52	5.00
MGYR	Magyar Bancorp MHC of NJ(46.0)	10.95	29.82	0.14	8.17	NM	134.03	13.46	134.03	NM	0.00	0.00	0.00	474	10.04	2.76	0.17	1.69	0.17	1.69
NECB	NE Comm Bncrp MHC of NY (45.0)	10.40	61.89	-0.05	8.16	11.56	127.45	44.91	127.45	NM	0.00	0.00	NM	306	35.23	0.27	4.00	13.45	-0.22	-0.75
NYB	New York Community Bcrp of NY	17.69	5552.04	0.81	12.62	25.64	140.17	18.74	366.25	21.84	1.00	5.65	NM	29,624	13.37	0.09	0.75	5.77	0.88	6.77
NWSB	Northwest Bcrp MHC of PA(39.1)	29.16	570.81	0.93	12.07	31.02	241.59	20.78	351.33	31.35	0.88	3.02	NM	6,898	8.60	0.68	0.69	7.67	0.69	7.59
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	11.20	43.23	0.34	7.37	32.94	151.97	16.36	151.97	32.94	0.00	0.00	0.00	582	10.77	0.06	0.51	4.64	0.51	4.64
OCFC	OceanFirst Fin. Corp of NJ	17.56	216.32	0.74	10.04	NM	174.90	10.94	174.90	23.73	0.80	4.56	NM	1,978	6.25	0.92	-0.08	-1.32	0.44	6.99
ONFC	Oneida Financl MHC of NY(44.6)	11.90	41.34	0.49	7.46	24.79	159.52	18.38	207.44	24.29	0.48	4.03	NM	504	11.52	0.01	0.82	6.56	0.84	6.69
ORIT	Oritani Fin Cp MHC of NJ(32.0)	15.12	196.21	0.31	6.72	NM	225.00	51.34	225.00	NM	0.00	0.00	0.00	1,194	22.82	NA	1.01	4.52	1.04	4.67
PBCI	Pamrapo Bancorp, Inc. of NJ	18.10	90.07	1.07	11.80	16.16	153.39	14.15	153.39	16.92	0.92	5.08	NM	636	9.23	0.60	0.87	9.43	0.83	9.01
PVSA	Parkvale Financial Corp of PA	29.50	165.58	2.32	22.96	12.45	128.48	9.07	170.03	12.72	0.88	2.98	37.93	1,825	7.06	0.37	0.71	10.64	0.70	10.42
PRTR	Partners Trust Fin. Grp. of NY(7)	12.14	527.50	0.59	11.28	23.80	107.62	14.45	218.74	20.58	0.28	2.31	47.46	3,650	13.43	0.11	0.59	4.51	0.69	5.22
PBHC	Pathfinder BC MHC of NY (35.8)	10.98	9.67	0.24	8.36	33.27	131.34	8.96	161.95	NM	0.41	3.73	NM	305	6.82	0.54	0.27	3.92	0.20	2.85
PFS	Provident Fin. Serv. Inc of NJ	16.80	1065.94	0.83	16.06	19.76	104.61	18.56	180.45	20.24	0.44	2.62	53.01	5,743	17.74	0.15	0.92	5.19	0.89	5.06
PBNY	Provident NY Bncrp, Inc. of NY	13.81	575.42	0.48	9.66	29.38	142.96	20.68	250.18	28.77	0.20	1.45	41.67	2,783	14.46	0.30	0.70	4.84	0.71	4.94
PBIP	Prudential Bncp MHC PA (42.7)	13.36	68.87	0.32	7.12	NM	187.64	32.50	187.64	NM	0.20	1.50	27.74	477	17.32	0.12	0.79	4.31	0.79	4.31
ROMA	Roma Fin Corp MHC of NJ (31.0)	16.99	172.40	0.18	7.26	NM	234.02	62.67	234.67	NM	0.24	1.41	NM	887	26.78	NA	0.66	2.71	0.66	2.71
ROME	Rome Bancorp, Inc. of Rome NY	11.90	99.20	0.39	8.96	30.51	132.81	31.90	132.81	30.51	0.32	2.69	NM	311	24.02	0.38	1.08	4.28	1.08	4.18
SVBI	Severn Bancorp. Inc. of MD	13.43	135.20	1.38	9.11	9.59	147.42	14.60	148.07	9.73	0.24	1.79	17.39	926	9.91	0.76	1.54	16.37	1.52	16.14
SOV	Sovereign Bancorp, Inc. of PA	18.08	8663.03	0.72	17.92	36.16	100.89	10.47	275.19	25.11	0.32	1.77	44.44	82,735	10.38	0.40	0.28	2.83	0.40	4.07
SYNF	Synergy Financial Group of NJ(7)	14.16	161.17	0.32	8.77	NM	161.46	17.28	162.39	NM	0.28	1.98	NM	933	10.70	0.04	0.31	3.14	0.37	3.73
TNRD	TF Fin. Corp. of Newtown PA	27.05	78.04	1.77	22.95	14.70	117.86	11.75	126.58	15.28	0.80	2.96	45.20	664	9.97	0.42	0.80	8.10	0.77	7.79
TRST	TrustCo Bank Corp NY of NY	11.18	838.68	0.55	3.06	20.33	365.36	24.86	365.36	20.33	0.64	5.72	NM	3,374	6.80	0.26	1.31	17.92	1.31	17.92
WSFS	WSFS Financial Corp. of DE	60.24	379.27	5.03	31.95	12.40	188.54	12.57	189.85	11.98	0.40	0.66	7.95	3,018	6.66	0.16	1.02	15.12	1.06	15.65
WVFC	WVS Financial Corp. of PA	16.40	38.05	1.55	13.25	10.58	123.77	9.76	123.77	10.58	0.64	3.90	41.29	390	7.89	NA	0.89	11.84	0.89	11.84
WSB	Washington SB, FSB of Bowie MD	6.70	50.82	0.39	8.32	14.89	80.53	11.82	80.53	17.18	0.16	2.39	41.03	430	14.67	NA	0.77	5.60	0.67	4.85

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2B
Market Pricing Comparatives
Prices As of August 31, 2007

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
Special Comparative Group(8) (continued)																			
WFBC Willow Financial Bcp Inc of PA	12.42	194.07	0.59	13.20	20.70	94.09	12.49	200.65	21.05	0.46	3.70	NM	1,553	13.28	0.59	0.60	4.53	0.59	4.45

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-Atlantic Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2007 (000)	Proj. Pop. 2012 (000)	2000-2007 % Change (%)	2007-2012 % Change (%)	Per Capita Income Amount ($)	Per Capita Income % State Average (%)	Deposit Market Share(1) (%)
Benjamin Franklin Bancorp, Inc. of MA	Norfolk	650	665	675	2.3%	1.4%	45,708	129.1%	2.7%
American Bancorp of NJ	Essex	794	808	818	1.8%	1.2%	31,402	88.8%	2.1%
Hingham Institution for Savings of MA	Plymouth	473	506	530	6.9%	4.9%	33,380	94.3%	5.0%
Berkshire Hills Bancorp, Inc. of MA	Berkshire	135	133	134	-1.4%	0.4%	28,348	80.1%	33.6%
Brookline Bancorp, Inc. of MA	Norfolk	650	665	675	2.3%	1.4%	45,708	129.1%	4.7%
Willow Financial Bancorp, Inc. of PA	Chester	434	491	536	13.3%	9.0%	43,177	156.4%	5.3%
LSB Corp. of N. Andover MA	Essex	723	754	776	4.2%	2.9%	35,481	100.2%	0.2%
Provident NY Bancorp, Inc. of NY	Rockland	287	298	304	3.9%	2.2%	38,813	124.7%	13.3%
Legacy Bancorp, Inc. of MA	Berkshire	135	133	134	-1.4%	0.4%	28,348	80.1%	17.8%
Central Bancorp of MA	Middlesex	1,465	1,483	1,494	1.2%	0.7%	43,877	124.0%	1.2%
	Averages:	**575**	**594**	**608**	**3.3%**	**2.5%**	**37,424**	**110.7%**	**8.6%**
	Medians:	**562**	**585**	**605**	**2.3%**	**1.4%**	**37,147**	**112.1%**	**4.8%**
United Bank	**Hampden**	**456**	**468**	**476**	**2.6%**	**1.6%**	**24,007**	**67.8%**	**3.4%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: SNL, FDIC.

EXHIBIT IV-1
Thrift Industry Stock Prices:
As of August 31, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
	Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2006(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(125)	17.61	28,895	486.7	22.20	15.46	17.58	0.20	-10.15	-12.24	0.96	0.88	15.17	13.55	160.89
SAIF-Insured Thrifts(125)	17.61	28,895	486.7	22.20	15.46	17.58	0.20	-10.15	-12.24	0.96	0.88	15.17	13.55	160.89
NYSE Traded Companies(13)	22.88	111,367	2,117.9	32.64	18.59	22.68	0.40	-17.39	-22.02	2.06	1.51	20.58	17.56	229.01
AMEX Traded Companies(6)	15.83	12,782	127.6	21.80	14.35	15.90	-0.64	-21.09	-24.85	0.89	0.87	13.17	12.74	122.51
NASDAQ Listed OTC Companies(108)	17.06	19,734	307.1	20.98	15.14	17.05	0.21	-8.85	-10.58	0.83	0.81	14.61	13.10	154.32
California Companies(9)	25.23	18,582	553.6	36.76	20.28	24.99	0.62	-17.07	-21.58	2.82	2.05	23.61	23.28	288.12
Florida Companies(5)	11.12	26,802	298.5	19.11	9.72	11.43	-3.41	-39.56	-38.00	0.90	0.76	11.31	10.75	174.09
Mid-Atlantic Companies(35)	16.50	59,459	970.4	20.33	14.72	16.51	0.19	-8.59	-10.22	0.74	0.78	13.01	10.94	143.26
Mid-West Companies(41)	17.77	8,885	134.3	21.31	15.70	17.72	0.58	-8.42	-10.46	0.86	0.80	15.90	14.36	171.38
New England Companies(17)	17.17	33,982	548.3	20.83	15.28	17.15	0.35	-5.68	-8.72	0.52	0.56	15.37	13.53	124.96
North-West Companies(5)	18.39	28,130	677.3	21.92	15.95	18.22	0.68	0.79	-5.44	1.05	1.03	11.92	10.67	103.22
South-East Companies(10)	18.26	8,887	132.2	22.55	16.45	18.31	-0.41	-9.63	-12.09	1.16	1.13	14.96	13.70	136.01
South-West Companies(2)	8.80	14,475	131.6	17.46	7.75	9.03	-2.43	-44.65	-41.01	0.42	0.19	12.44	7.13	126.89
Western Companies (Excl CA)(1)	21.90	7,304	160.0	26.32	18.75	21.20	3.30	-2.45	9.55	1.41	1.68	15.28	15.28	279.77
Thrift Strategy(118)	17.18	22,599	372.9	21.62	15.12	17.12	0.30	-9.88	-11.75	0.92	0.85	15.00	13.42	157.88
Mortgage Banker Strategy(4)	18.98	141,240	2,463.7	26.11	15.69	19.25	-1.79	-22.09	-25.26	1.17	0.88	15.73	12.33	193.60
Diversified Strategy(2)	38.96	153,598	2,849.6	46.83	34.10	40.07	-1.27	-1.01	-13.40	2.60	2.71	23.46	23.18	262.65
Companies Issuing Dividends(110)	18.06	31,438	532.2	22.62	15.86	18.01	0.37	-10.12	-12.30	1.03	0.96	15.28	13.58	164.98
Companies Without Dividends(15)	14.30	10,181	151.9	19.11	12.59	14.49	-1.07	-10.35	-11.80	0.39	0.33	14.34	13.29	130.79
Equity/Assets <6%(6)	17.54	40,347	810.6	22.75	14.90	17.37	0.73	-14.11	-12.28	1.49	1.36	14.73	14.19	273.26
Equity/Assets 6-12%(80)	19.17	23,500	399.4	24.79	16.84	19.17	-0.04	-12.45	-14.93	1.22	1.10	16.08	14.47	193.39
Equity/Assets >12%(39)	14.45	38,282	620.1	16.88	12.76	14.39	0.61	-4.95	-6.78	0.36	0.39	13.39	11.59	79.82
Converted Last 3 Mths (no MHC)(2)	10.23	15,403	151.7	11.87	9.32	10.27	-0.41	4.77	-5.71	0.29	0.29	11.62	11.62	42.79
Actively Traded Companies(10)	23.05	66,555	1,311.1	29.01	20.80	22.85	1.02	-9.97	-14.00	1.12	1.12	17.40	15.58	196.30
Market Value Below $20 Million(4)	10.26	1,955	17.3	12.31	8.74	10.34	-0.48	-4.35	-6.09	0.01	-0.10	9.88	9.64	127.77
Holding Company Structure(118)	17.85	30,369	513.8	22.48	15.64	17.82	0.22	-10.19	-12.55	1.01	0.93	15.34	13.61	161.71
Assets Over $1 Billion(53)	19.96	63,673	1,092.6	25.96	16.73	19.92	0.17	-11.71	-15.24	1.35	1.16	16.16	13.42	179.88
Assets $500 Million-$1 Billion(36)	18.81	5,784	88.1	23.30	17.11	18.82	-0.04	-8.78	-11.03	0.96	0.97	16.17	14.84	180.78
Assets $250-$500 Million(26)	12.94	4,222	49.7	15.60	11.96	12.89	0.63	-10.86	-9.81	0.54	0.57	12.55	12.08	116.73
Assets less than $250 Million(10)	14.06	1,994	23.8	17.11	12.62	14.06	0.04	-4.93	-7.85	0.06	-0.01	13.70	13.57	112.07
Goodwill Companies(87)	19.21	38,213	660.3	24.24	16.64	19.19	0.17	-10.49	-12.86	1.16	1.08	16.08	13.73	175.65
Non-Goodwill Companies(38)	14.02	7,929	96.1	17.61	12.82	13.97	0.27	-9.38	-10.84	0.49	0.45	13.13	13.13	127.68
Acquirors of FSLIC Cases(4)	25.61	29,939	984.5	32.32	20.64	24.81	2.14	-4.42	-9.64	1.36	1.12	21.41	21.00	223.32

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2006(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages, MHC Institutions														
All Public Companies(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
SAIF-Insured Thrifts(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
AMEX Traded Companies(1)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
NASDAQ Listed OTC Companies(39)	13.36	31,690	170.8	15.65	11.72	13.29	0.51	2.19	-6.17	0.27	0.24	7.70	7.22	59.11
Mid-Atlantic Companies(23)	12.64	24,099	137.8	14.99	11.05	12.59	0.34	-1.00	-6.46	0.31	0.27	7.74	7.21	57.68
Mid-West Companies(7)	15.82	66,685	327.6	17.70	13.82	15.65	1.47	4.14	-0.82	0.21	0.20	8.22	7.75	62.57
New England Companies(5)	11.50	11,482	62.2	14.14	10.86	11.53	-0.13	-5.65	-13.55	0.24	0.23	7.26	6.94	64.39
South-East Companies(2)	13.20	10,888	44.3	17.00	11.56	13.10	0.76	-2.65	-20.72	0.21	0.22	5.78	5.69	41.15
South-West Companies(1)	17.17	25,963	199.3	19.00	14.25	17.19	-0.12	71.70	2.36	0.23	0.22	8.09	8.09	61.82
Thrift Strategy(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
Companies Issuing Dividends(26)	13.99	18,290	123.2	16.35	12.26	13.92	0.49	1.11	-7.46	0.29	0.29	7.90	7.24	62.86
Companies Without Dividends(14)	12.11	52,107	238.9	14.35	10.72	12.04	0.54	2.22	-4.41	0.25	0.18	7.46	7.32	52.66
Equity/Assets 6-12%(15)	14.36	14,802	128.1	17.37	12.64	14.25	0.88	-6.09	-11.15	0.36	0.36	8.48	7.61	88.29
Equity/Assets >12%(24)	12.66	40,333	188.7	14.57	11.12	12.62	0.30	6.02	-3.48	0.23	0.19	7.29	7.07	41.80
Holding Company Structure(37)	13.35	31,505	169.8	15.76	11.75	13.28	0.52	1.53	-6.46	0.28	0.25	7.80	7.30	60.55
Assets Over $1 Billion(11)	17.59	83,903	462.7	19.77	15.06	17.48	0.59	12.61	0.73	0.29	0.29	8.05	7.38	60.65
Assets $500 Million-$1 Billion(10)	12.44	17,430	89.6	14.21	10.60	12.31	1.21	3.69	-7.03	0.26	0.26	7.30	6.73	50.26
Assets $250-$500 Million(18)	11.31	7,437	35.6	13.83	10.24	11.29	0.24	-4.10	-9.72	0.27	0.21	7.64	7.29	61.21
Assets less than $250 Million(1)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
Goodwill Companies(19)	12.99	43,441	201.1	14.96	11.54	12.84	1.04	-2.35	-6.34	0.24	0.23	7.64	6.55	64.56
Non-Goodwill Companies(21)	13.51	21,407	140.0	16.10	11.79	13.51	0.11	4.43	-6.32	0.31	0.26	7.81	7.81	54.96
MHC Institutions(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
MHC Converted Last 3 Months(1)	9.50	82,265	346.5	9.69	8.31	9.37	1.39	-5.00	-5.00	0.15	0.14	7.12	5.43	44.62

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	26.07	96,852	2,524.9	31.75	22.47	25.90	0.66	-15.08	-13.56	1.53	1.52	12.34	10.43	223.54
BFF	BFC Financial Corp. of FL(8)	3.15	35,999	113.4	7.06	2.11	3.52	-10.51	-42.73	-52.63	-0.10	-0.24	4.52	2.37	211.28
BBX	BankAtlantic Bancorp of FL	8.29	58,089	481.6	14.96	7.90	8.76	-5.37	-41.08	-39.97	0.31	0.05	8.83	7.51	111.81
DSL	Downey Financial Corp. of CA	56.59	27,854	1,576.3	75.29	43.55	54.13	4.54	-7.82	-22.03	6.70	5.78	52.58	52.46	535.04
FED	FirstFed Financial Corp. of CA	50.25	16,010	804.5	69.70	38.73	51.20	-1.86	-1.20	-24.97	7.93	7.57	45.24	45.20	479.03
FBC	Flagstar Bancorp, Inc. of MI	12.30	60,260	741.2	15.59	9.59	12.06	1.99	-15.41	-17.12	0.84	0.20	12.78	12.78	268.49
GLK	Great Lakes Bancorp, Inc of NY	11.85	10,925	129.5	16.80	11.35	11.91	-0.50	-25.42	-15.60	-0.15	-0.17	12.30	12.29	81.65
IMB	IndyMac Bancorp, Inc. of CA	24.20	73,665	1,782.7	48.14	16.86	23.65	2.33	-38.11	-46.41	3.47	-1.34	27.83	26.21	429.77
NYB	New York Community Bcrp of NY	17.69	313,852	5,552.0	18.43	15.69	17.66	0.17	7.80	9.88	0.69	0.81	12.62	4.83	94.39
NAL	NewAlliance Bancshares of CT	14.91	112,878	1,683.0	17.09	12.78	14.63	1.91	2.26	-9.09	0.28	0.42	12.61	7.41	70.36
PFB	PFF Bancorp, Inc. of Pomona CA	17.52	23,420	410.3	38.24	14.53	17.42	0.57	-51.45	-49.23	1.75	1.77	15.82	15.76	190.83
PFS	Provident Fin. Serv. Inc of NJ	16.80	63,449	1,065.9	18.94	13.54	16.76	0.24	-9.92	-7.34	0.85	0.83	16.06	9.31	90.51
SOV	Sovereign Bancorp, Inc. of PA	18.08	479,150	8,663.0	26.70	16.52	18.06	0.11	-13.24	-28.79	0.50	0.72	17.92	6.57	172.67
AMEX Traded Companies															
FDT	Federal Trust Corp of FL	4.75	9,414	44.7	10.69	4.10	5.00	-5.00	-55.27	-52.97	-0.22	-0.24	5.31	5.31	76.60
GOV	Gouverneur Bcp MHC of NY(42.8)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
WFD	New Westfield Fin. Inc. of MA	10.11	31,927	322.8	12.29	8.52	10.02	0.90	14.76	-4.08	0.19	0.20	9.19	9.19	32.31
TSH	Teche Hlding Cp of N Iberia LA	41.75	2,201	91.9	54.40	38.61	42.00	-0.60	-18.14	-18.93	3.15	3.12	29.86	28.12	324.43
WSB	Washington SB, FSB of Bowie MD	6.70	7,585	50.8	9.80	6.15	6.56	2.13	-25.72	-23.43	0.45	0.39	8.32	8.32	56.70
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA	9.59	24,460	234.6	12.74	8.50	9.66	-0.72	0.95	-20.02	0.25	0.25	9.99	9.99	42.93
ALLB	Alliance Bank MHC of PA (45.0)	8.74	7,225	28.4	11.94	7.54	8.57	1.98	-15.06	-18.77	0.20	0.20	6.84	6.84	58.81
ASBI	Ameriana Bancorp of IN	9.21	2,989	27.5	14.24	8.81	9.06	1.66	-31.32	-29.53	-0.41	-0.13	10.56	10.28	141.65
ABNJ	American Bancorp of NJ	11.10	12,469	138.4	12.39	10.20	10.89	1.93	-7.11	-7.35	0.08	0.07	8.50	8.50	45.09
ABCW	Anchor BanCorp Wisconsin of WI	26.34	21,345	562.2	29.99	21.21	27.37	-3.76	-9.86	-8.61	1.79	1.66	15.53	14.60	212.36
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	13.98	13,676	71.0	20.06	12.42	13.50	3.56	-20.39	-23.31	0.29	0.29	6.51	6.31	65.69
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	9.75	5,916	21.1	17.30	8.45	8.95	8.94	-22.00	-35.00	-0.53	0.10	5.72	5.30	110.06
BKMU	Bank Mutual Corp of WI	11.86	55,195	654.6	12.76	10.25	11.89	-0.25	-3.66	-2.06	0.35	0.33	8.52	7.52	62.28
BFIN	BankFinancial Corp. of IL	15.59	22,943	357.7	18.50	13.01	15.72	-0.83	-10.61	-12.46	0.35	0.34	13.38	12.01	66.77
BKUNA	BankUnited Fin. Corp. of FL	17.10	35,626	609.2	28.79	13.64	17.20	-0.58	-33.64	-38.84	2.77	2.52	22.40	21.60	406.69
BNCL	Beneficial Mut MHC of PA(44.3)	9.50	82,265	346.5	9.69	8.31	9.37	1.39	-5.00	-5.00	0.15	0.14	7.12	5.43	44.62
BFBC	Benjamin Frkln Bncrp Inc of MA	13.38	8,086	108.2	16.94	12.01	13.31	0.53	-4.77	-17.91	0.45	0.59	13.28	8.75	110.83
BHLB	Berkshire Hills Bancorp of MA	29.63	8,842	262.0	39.67	25.21	30.70	-3.49	-20.61	-11.45	1.30	1.67	30.12	16.49	245.38
BRBI	Blue River Bancshares of IN	5.56	3,467	19.3	6.65	1.49	5.50	1.09	-12.58	-8.85	0.13	0.13	5.04	4.07	68.24
BOFI	Bofi Holding, Inc. Of CA	7.27	8,268	60.1	8.00	6.09	7.18	1.25	0.97	4.91	0.36	0.32	8.19	8.19	114.56
BYFC	Broadway Financial Corp. of CA	10.35	1,692	17.5	11.29	10.06	10.50	-1.43	-3.99	-1.43	0.88	0.87	10.86	10.86	187.83
BRKL	Brookline Bancorp, Inc. of MA	12.51	59,585	745.4	14.25	10.10	12.44	0.56	-6.29	-5.01	0.34	0.34	9.18	8.34	39.80
BFSB	Brooklyn Fed MHC of NY (30.0)	14.01	13,418	55.6	15.50	12.20	14.21	-1.41	14.37	6.14	0.29	0.28	6.36	6.36	29.66
CITZ	CFS Bancorp, Inc of Munster IN	14.29	10,846	155.0	15.15	13.90	14.15	0.99	-4.73	-2.46	0.55	0.50	11.83	11.71	110.91
CMSB	CMS Bancorp, Inc. of NY	10.50	2,055	21.6	12.00	10.00	10.60	-0.94	5.00	5.00	-0.78	-0.78	11.89	11.89	68.91
CFFN	Capitol Fd Fn MHC of KS (29.5)	34.82	74,297	760.4	40.42	29.25	35.07	-0.71	2.59	-9.37	0.48	0.49	11.71	11.71	105.30
CARV	Carver Bancorp, Inc. of NY	15.59	2,503	39.0	17.10	14.50	16.00	-2.56	-6.87	0.06	1.17	1.61	20.89	18.34	305.15
CEBK	Central Bncrp of Somerville MA	23.56	1,640	38.6	33.90	20.12	23.30	1.12	-24.15	-27.19	0.69	0.41	23.00	21.64	334.66
CFBK	Central Federal Corp. of OH	6.19	4,435	27.5	8.46	6.04	6.11	1.31	-24.05	-15.90	0.08	0.02	6.20	6.20	58.61
CHEV	Cheviot Fin Cp MHC of OH(42.1)	11.99	9,144	47.6	13.75	11.71	12.14	-1.24	-0.08	-9.30	0.10	0.11	7.63	7.63	34.61
CBNK	Chicopee Bancorp, Inc. of MA	14.14	7,439	105.2	16.19	12.70	14.22	-0.56	-3.28	-9.65	-0.28	0.16	14.75	14.75	63.06
CZWI	Citizens Comm Bncorp Inc of WI	9.00	7,118	64.1	10.47	7.90	8.62	4.41	-14.04	-7.98	0.06	0.06	10.92	9.93	46.45
CTZN	Citizens First Bancorp of MI	19.47	8,052	156.8	31.64	16.01	19.06	2.15	-17.67	-36.66	1.21	1.20	22.12	20.59	221.88
CSBC	Citizens South Banking of NC	12.70	7,886	100.2	13.85	12.09	12.71	-0.08	-8.17	-1.85	0.75	0.80	10.68	6.70	95.80
CSBK	Clifton Svg Bp MHC of NJ(43.3)	11.22	28,465	143.8	12.35	8.85	11.19	0.27	2.56	-7.96	0.10	0.10	6.36	6.36	28.14
COBK	Colonial Bank MHC of NJ (46.0)	11.74	4,433	24.4	16.05	10.05	12.26	-4.24	-8.64	-16.50	0.35	0.35	8.19	8.19	97.51
CFFC	Community Fin. Corp. of VA	10.28	4,296	44.2	12.97	8.04	10.50	-2.10	-13.97	-12.29	0.97	0.97	9.05	9.05	111.61
DCOM	Dime Community Bancshare of NY	13.63	35,258	480.6	15.36	10.70	13.98	-2.50	-4.62	-2.71	0.70	0.66	7.81	6.23	92.19
ESBF	ESB Financial Corp. of PA	10.32	12,717	131.2	11.90	9.57	10.15	1.67	-9.47	-6.18	0.69	0.62	9.53	6.04	148.55
ESSA	ESSA Bancorp, Inc. of PA	11.05	16,981	187.6	12.21	10.20	11.10	-0.45	10.50	10.50	-0.91	-0.91	12.04	12.04	52.54
ESBK	Elmira Svgs Bank, FSB of NY	20.49	1,451	29.7	28.92	19.25	21.10	-2.89	-24.86	-25.49	1.16	1.54	17.09	16.94	259.22
FFDF	FFD Financial Corp of Dover OH	15.01	1,110	16.7	18.51	14.85	15.25	-1.57	-2.85	-14.28	1.43	1.33	15.95	15.95	152.73
FFCO	FedFirst Fin MHC of PA (45.8)	9.01	6,641	27.7	10.50	8.64	9.00	0.11	-12.10	-7.11	-0.16	-0.16	6.80	6.63	41.18
FSBI	Fidelity Bancorp, Inc. of PA	16.00	2,990	47.8	19.75	15.00	16.00	0.00	-13.28	-14.16	1.40	1.17	15.36	14.45	243.14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
FBTC	First BancTrust Corp of IL	11.40	2,227	25.4	12.35	10.50	11.06	3.07	-2.15	-3.39	0.47	0.40	11.55	10.98	135.13
FBEI	First Bancorp of Indiana of IN	15.80	1,841	29.1	20.82	14.51	15.50	1.94	-16.84	-20.24	0.43	0.37	18.49	14.74	197.74
FBSI	First Bancshares, Inc. of MO	16.25	1,551	25.2	17.99	15.10	16.34	-0.55	0.31	-6.61	-0.19	-0.24	17.17	16.98	155.76
FCAP	First Capital, Inc. of IN	16.80	2,830	47.5	18.95	16.21	16.61	1.14	-7.95	-9.43	1.22	1.10	15.64	13.61	157.37
FCLF	First Clover Leaf Fin Cp of IL	10.90	9,074	98.9	12.25	10.00	10.85	0.46	-9.09	-5.22	0.28	0.29	10.30	9.07	41.48
FCFL	First Community Bk Corp of FL	14.35	4,078	58.5	22.00	13.62	14.75	-2.71	-28.25	-20.23	0.74	0.71	8.69	8.59	101.24
FDEF	First Defiance Fin. Corp of OH	27.38	7,178	196.5	30.70	23.99	26.88	1.86	0.33	-9.49	2.09	1.85	22.94	17.31	214.64
FFNM	First Fed of N. Michigan of MI	8.00	2,883	23.1	9.77	7.05	7.64	4.71	-17.53	-12.09	0.11	0.11	11.75	10.46	91.61
FFBH	First Fed. Bancshares of AR	17.75	4,863	86.3	25.43	17.50	18.72	-5.18	-22.83	-27.01	0.99	0.88	15.33	15.33	168.72
FFSX	First Federal Bankshares of IA	17.85	3,390	60.5	22.51	17.30	17.40	2.59	-17.48	-17.74	0.91	0.63	20.72	15.27	190.51
FFCH	First Fin. Holdings Inc. of SC	31.85	11,841	377.1	41.50	26.49	31.57	0.89	-7.79	-18.71	2.26	2.14	15.94	14.02	225.57
FFHS	First Franklin Corp. of OH	13.60	1,681	22.9	18.19	13.00	13.10	3.82	-15.05	-12.26	0.51	0.73	15.19	15.19	192.06
FKFS	First Keystone Fin., Inc of PA	12.90	2,432	31.4	20.61	12.55	13.25	-2.64	-30.83	-33.51	0.28	0.35	14.00	14.00	215.70
FMSB	First Mutual Bncshrs Inc of WA(8)	26.25	6,695	175.7	27.08	21.01	26.01	0.92	17.24	13.24	1.50	1.13	11.01	11.01	153.70
FNFG	First Niagara Fin. Group of NY	14.13	106,209	1,500.7	15.43	11.49	14.05	0.57	-5.55	-4.91	0.79	0.81	13.06	6.02	74.81
FPTB	First PacTrust Bancorp of CA	22.80	4,404	100.4	28.92	20.65	22.92	-0.52	-19.35	-17.72	0.98	0.98	18.95	18.95	174.65
FPFC	First Place Fin. Corp. of OH	17.62	17,236	303.7	25.49	15.00	18.21	-3.24	-25.12	-24.99	1.49	1.22	18.92	12.64	187.18
FFIC	Flushing Fin. Corp. of NY	16.42	21,253	349.0	18.79	14.41	17.00	-3.41	-6.33	-3.81	0.96	0.92	10.54	9.64	143.13
FXCB	Fox Chase Bncp MHC of PA(44.5)	12.38	14,680	80.9	14.32	10.36	12.14	1.98	23.80	-8.30	0.28	0.31	8.63	8.63	51.81
FBTX	Franklin Bank Corp of TX	9.19	25,346	232.9	21.88	7.50	9.66	-4.87	-53.77	-55.26	0.57	0.11	15.12	4.50	218.80
GSLA	GS Financial Corp. of LA	18.98	1,266	24.0	22.01	17.04	18.25	4.00	14.96	-4.14	1.57	1.54	21.32	21.32	134.22
PEDE	Great Pee Dee Bancorp of SC(8)	21.38	1,790	38.3	24.99	14.38	21.64	-1.20	44.95	37.94	0.89	0.87	15.27	14.97	122.34
GCBC	Green Co Bcrp MHC of NY (44.4)	12.28	4,151	22.6	17.00	11.00	13.06	-5.97	-12.29	-20.77	0.54	0.59	8.53	8.53	78.49
HFFC	HF Financial Corp. of SD	16.70	4,013	67.0	18.50	15.45	16.52	1.09	1.40	-3.36	1.41	1.07	15.39	14.16	248.22
HMNF	HMN Financial, Inc. of MN	29.30	4,276	125.3	36.00	28.54	29.33	-0.10	-18.45	-15.10	1.98	1.72	22.15	21.25	263.66
HBNK	Hampden Bancorp, Inc. of MA	10.31	7,950	82.0	13.00	9.00	10.22	0.88	3.10	3.10	-0.35	-0.36	12.80	12.80	64.26
HARL	Harleysville Svgs Fin Cp of PA	14.83	3,852	57.1	19.93	13.30	13.95	6.31	-12.20	-19.75	0.87	0.84	12.73	12.73	202.01
HWFG	Harrington West Fncl Grp of CA	14.90	5,547	82.7	18.49	14.50	15.07	-1.13	-8.48	-13.62	1.28	1.40	12.42	11.28	203.80
HBOS	Heritage Fn Gp MHC of GA(29.9)	13.20	10,888	44.3	17.00	11.56	13.10	0.76	-2.65	-20.72	0.21	0.22	5.78	5.69	41.15
HIFS	Hingham Inst. for Sav. of MA	30.00	2,119	63.6	38.49	29.03	30.00	0.00	-20.21	-12.49	2.01	2.01	25.10	25.10	334.03
HOME	Home Fed Bncp MHC of ID (40.8)(8)	13.95	15,232	86.4	17.99	12.53	14.68	-4.97	-6.56	-18.71	0.38	0.31	7.22	7.22	47.81
HFBC	HopFed Bancorp, Inc. of KY	15.41	3,615	55.7	16.80	14.39	15.49	-0.52	-6.04	-4.29	1.10	1.08	14.57	12.32	212.63
HCBK	Hudson City Bancorp, Inc of NJ	14.22	531,830	7,562.6	14.37	11.45	14.09	0.92	8.88	2.45	0.53	0.53	8.75	8.44	74.63
IFSB	Independence FSB of DC	10.10	1,552	15.7	12.80	8.57	10.10	0.00	2.02	0.20	-2.40	-2.74	7.67	7.67	102.28
ISBC	Investors Bcrp MHC of NJ(45.7)	14.20	111,469	755.1	16.00	11.46	13.74	3.35	-1.18	-9.73	0.20	0.22	7.57	7.57	50.25
JXSB	Jcksnville Bcp MHC of IL(47.7)	13.39	1,987	12.7	13.80	11.18	12.25	9.31	6.69	3.48	0.29	0.31	10.57	9.15	138.35
JFBI	Jefferson Bancshares Inc of TN	10.76	6,614	71.2	13.45	10.00	10.75	0.09	-19.88	-17.36	0.22	0.24	11.14	11.14	49.86
KFED	K-Fed Bancorp MHC of CA (37.3)(8)	13.72	13,970	72.2	20.08	12.61	14.11	-2.76	-11.60	-27.21	0.34	0.34	6.56	6.25	57.18
KNBT	KNBT Bancorp, Inc. of PA	14.71	27,197	400.1	17.52	12.66	14.47	1.66	-9.20	-12.07	0.72	0.80	12.95	8.00	106.22
KFFB	KY Fst Fed Bp MHC of KY (44.5)	9.89	8,263	37.5	10.60	9.50	10.00	-1.10	-7.57	-3.51	0.10	0.10	7.54	5.71	32.34
KRNY	Kearny Fin Cp MHC of NJ (29.7)	13.21	71,168	284.5	17.07	11.34	13.59	-2.80	-11.76	-17.75	0.05	0.05	6.65	5.49	28.21
LSBX	LSB Corp of No. Andover MA	16.23	4,597	74.6	18.06	15.50	16.25	-0.12	-6.46	-2.05	0.74	0.83	12.61	12.61	125.98
LSBI	LSB Fin. Corp. of Lafayette IN	23.00	1,569	36.1	27.49	22.34	23.39	-1.67	-10.54	-6.12	1.81	1.71	21.96	21.96	223.08
LSBK	Lake Shore Bnp MHC of NY(45.0)	10.40	6,464	31.0	14.50	9.50	10.40	0.00	-2.80	-17.20	0.24	0.24	8.05	8.05	54.02
LEGC	Legacy Bancorp, Inc. of MA	14.21	10,011	142.3	16.41	11.07	13.61	4.41	-6.20	-10.35	0.19	0.32	14.16	13.85	84.35
LBCP	Liberty Bancorp, Inc. of MO	10.81	4,761	51.5	11.52	9.95	10.77	0.37	6.19	0.75	0.30	0.35	10.29	10.29	69.06
LABC	Louisiana Bancorp, Inc. of LA	10.86	6,346	68.9	10.99	10.15	10.87	-0.09	8.60	8.60	0.32	0.32	13.25	13.25	42.64
MAFB	MAF Bancorp, Inc. of IL(8)	53.69	33,080	1,776.1	55.01	39.50	53.55	0.26	30.09	20.14	2.26	2.34	33.15	20.93	311.90
MFBC	MFB Corp. of Mishawaka IN	30.25	1,311	39.7	36.19	29.76	30.50	-0.82	-3.20	-11.58	2.84	2.50	31.27	28.69	385.27
MSBF	MSB Fin Corp MHC of NJ (45.0)	10.21	5,621	25.8	12.50	9.51	10.10	1.09	2.10	2.10	0.28	0.28	7.68	7.68	50.29
MGYR	Magyar Bancorp MHC of NJ(46.0)	10.95	5,832	29.8	15.20	10.75	11.10	-1.35	-8.83	-20.42	0.14	0.14	8.17	8.17	81.35
MASB	MassBank Corp. of Reading MA	33.92	4,320	146.5	34.79	32.30	34.00	-0.24	2.91	3.13	1.61	1.51	24.83	24.57	189.11
MFLR	Mayflower Co-Op. Bank of MA	11.50	2,096	24.1	14.97	10.00	11.60	-0.86	-8.80	-5.58	0.50	0.44	9.36	9.34	115.60
CASH	Meta Financial Group of IA	40.10	2,570	103.1	42.00	23.00	39.90	0.50	74.35	34.56	0.16	1.15	18.35	17.02	259.43
MFSF	MutualFirst Fin. Inc. of IN	17.27	4,329	74.8	22.92	16.01	17.93	-3.68	-17.01	-18.54	0.93	0.95	20.25	16.71	219.14
NASB	NASB Fin, Inc. of Grandview MO	34.53	7,932	273.9	44.06	26.32	34.66	-0.38	-1.00	-16.49	2.24	1.00	18.81	18.44	193.63
NECB	NE Comm Bncrp MHC of NY (45.0)	10.40	13,225	61.9	12.60	9.25	10.42	-0.19	-7.80	-15.38	0.90	-0.05	8.16	8.16	23.16
NHTB	NH Thrift Bancshares of NH	15.65	5,066	79.3	16.99	13.98	15.30	2.29	-6.01	-2.19	0.87	0.73	12.20	7.82	149.60
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.00	7,391	36.5	12.95	10.05	10.88	1.10	-4.60	-10.57	0.16	0.15	6.77	6.75	58.08
NEBS	New England Bnchrs Inc. of CT	12.01	5,352	64.3	13.70	10.26	12.30	-2.36	-5.43	-9.29	0.19	0.18	10.64	10.33	54.65
NFSB	Newport Bancorp, Inc. of RI	12.10	4,878	59.0	14.48	11.61	12.15	-0.41	-10.04	-11.42	-0.27	-0.27	12.44	12.44	63.57
FFFD	North Central Bancshares of IA	38.80	1,365	53.0	41.33	38.20	39.00	-0.51	-1.77	-1.15	3.21	3.21	30.57	26.94	388.97
NWSB	Northwest Bcrp MHC of PA(39.1)	29.16	49,149	570.8	29.75	24.85	28.30	3.04	9.62	6.19	0.94	0.93	12.07	8.30	140.35
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	11.20	8,508	43.2	13.83	9.94	10.85	3.23	-13.65	-18.55	0.34	0.34	7.37	7.37	68.44
OCFC	OceanFirst Fin. Corp of NJ	17.56	12,319	216.3	24.00	14.17	17.11	2.63	-19.67	-23.42	-0.14	0.74	10.04	10.04	160.55

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
ONFC	Oneida Financl MHC of NY(44.6)	11.90	7,787	41.3	13.44	10.94	12.10	-1.65	1.71	0.76	0.48	0.49	7.46	4.14	64.74
ORIT	Oritani Fin Cp MHC of NJ(32.0)	15.12	40,552	196.2	16.00	12.55	15.01	0.73	51.20	51.20	0.30	0.31	6.72	6.72	29.45
OSBK	Osage Bancshares, Inc. of OK	8.40	3,604	30.3	13.03	8.00	8.40	0.00	-35.53	-26.77	0.26	0.26	9.76	9.76	34.97
PSBH	PSB Hldgs Inc MHC of CT (45.2)	9.60	6,779	29.5	11.48	9.50	9.90	-3.03	-11.93	-13.82	0.28	0.28	7.56	6.38	72.46
PVFC	PVF Capital Corp. of Solon OH(8)	15.57	7,730	120.4	15.90	9.88	15.65	-0.51	55.39	47.30	0.67	0.65	9.23	9.23	117.41
PBCI	Pamrapo Bancorp, Inc. of NJ	18.10	4,976	90.1	26.50	16.82	17.50	3.43	-8.95	-23.17	1.12	1.07	11.80	11.80	127.89
PFED	Park Bancorp of Chicago IL	30.25	1,241	37.5	36.00	28.54	30.49	-0.79	-6.92	-9.65	0.00	-0.04	25.14	25.14	175.92
PVSA	Parkvale Financial Corp of PA	29.50	5,613	165.6	34.60	26.50	27.88	5.81	-4.47	-7.09	2.37	2.32	22.96	17.35	325.19
PRTR	Partners Trust Fin. Grp. of NY(8)	12.14	43,451	527.5	12.20	9.81	12.08	0.50	10.77	4.30	0.51	0.59	11.28	5.55	84.00
PBHC	Pathfinder BC MHC of NY (35.8)	10.98	2,484	9.7	16.00	9.35	10.30	6.60	-20.09	-15.80	0.33	0.24	8.36	6.78	122.61
PFDC	Peoples Bancorp of Auburn IN	19.00	3,145	59.8	21.00	16.62	19.00	0.00	-1.04	-1.91	0.87	0.83	19.64	18.87	153.77
PCBI	Peoples Community Bcrp. of OH	15.61	4,839	75.5	19.60	14.01	15.12	3.24	-17.23	-13.28	-1.38	-1.40	17.86	11.88	211.03
PBCT	Peoples United Financial of CT	17.68	300,900	5,319.9	22.81	14.78	17.44	1.38	2.73	-16.80	0.34	0.38	14.97	14.62	45.93
PROV	Provident Fin. Holdings of CA	23.22	6,377	148.1	32.80	17.51	22.80	1.84	-24.19	-23.67	2.06	1.08	20.63	20.63	277.57
PBNY	Provident NY Bncrp, Inc. of NY	13.81	41,667	575.4	16.00	11.42	13.84	-0.22	-1.00	-7.81	0.47	0.48	9.66	5.52	66.79
PBIP	Prudential Bncp MHC PA (42.7)	13.36	11,614	68.9	13.89	12.46	13.28	0.60	0.45	-0.30	0.32	0.32	7.12	7.12	41.11
PULB	Pulaski Fin Cp of St. Louis MO	14.04	9,981	140.1	17.00	12.11	14.01	0.21	-14.91	-11.86	0.93	0.71	8.04	7.59	113.78
RPFG	Rainier Pacific Fin Grp of WA	16.16	6,568	106.1	23.50	14.50	16.28	-0.74	-12.13	-18.51	0.45	0.42	13.69	13.21	137.77
RIVR	River Valley Bancorp of IN	19.42	1,628	31.6	20.24	17.00	18.25	6.41	7.35	7.59	1.31	1.30	14.91	14.89	206.82
RVSB	Riverview Bancorp, Inc. of WA	14.93	11,567	172.7	17.75	12.73	14.91	0.13	14.32	-1.78	1.02	1.00	8.62	6.35	71.94
RCKB	Rockville Fin MHC of CT (45.0)	14.45	19,354	126.4	18.20	13.95	14.70	-1.70	-1.37	-19.05	0.36	0.34	8.03	7.98	65.69
ROMA	Roma Fin Corp MHC of NJ (31.0)	16.99	32,732	172.4	17.37	13.54	16.93	0.35	12.44	2.60	0.18	0.18	7.26	7.24	27.11
ROME	Rome Bancorp, Inc. of Rome NY	11.90	8,336	99.2	13.00	11.00	11.91	-0.08	-7.61	-6.67	0.39	0.39	8.96	8.96	37.30
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.95	12,405	56.2	13.94	9.95	10.62	3.11	-4.70	-10.76	0.17	0.15	6.69	6.64	61.34
SVBI	Severn Bancorp, Inc. of MD	13.43	10,067	135.2	22.55	12.25	14.19	-5.36	-22.59	-23.13	1.40	1.38	9.11	9.07	91.97
SUPR	Superior Bancorp of AL	9.40	34,671	325.9	11.93	8.10	9.46	-0.63	-19.45	-17.11	0.21	0.16	8.05	4.33	71.25
SYNF	Synergy Financial Group of NJ(8)	14.16	11,382	161.2	16.69	12.21	14.08	0.57	-11.56	-14.08	0.27	0.32	8.77	8.72	81.93
THRD	TF Fin. Corp. of Newtown PA	27.05	2,885	78.0	33.49	26.36	26.87	0.67	-11.02	-12.74	1.84	1.77	22.95	21.37	230.17
TFSL	TFS Fin Corp MHC of OH (31.5)	11.60	332,319	1,220.3	12.60	10.45	11.58	0.17	16.00	16.00	0.04	0.04	5.90	5.87	30.14
TONE	TierOne Corp. of Lincoln NE(8)	22.42	18,054	404.8	34.97	18.72	22.32	0.45	-34.27	-29.07	1.90	1.86	20.38	17.63	193.60
TSBK	Timberland Bancorp, Inc. of WA	15.91	7,025	111.8	19.48	14.95	15.76	0.95	-18.49	-14.28	1.16	1.12	10.53	9.54	88.85
TRST	TrustCo Bank Corp NY of NY	11.18	75,016	838.7	11.67	9.14	11.01	1.54	1.64	0.54	0.55	0.55	3.06	3.06	44.98
UCBA	United Comm Bncp MHC IN (45.0)	12.40	8,298	47.2	13.70	10.52	12.24	1.31	16.98	3.51	0.32	0.22	7.49	7.49	46.55
UCFC	United Community Fin. of OH	7.39	30,213	223.3	13.30	6.13	7.62	-3.02	-41.86	-39.62	0.67	0.61	9.11	7.96	89.57
UBNK	United Fin Grp MHC of MA(46.4)(8)	12.80	17,072	101.9	16.00	11.01	12.02	6.49	-2.36	-7.25	0.24	0.25	8.12	8.10	59.91
UWBK	United Western Bncp, Inc of CO	21.90	7,304	160.0	26.32	18.75	21.20	3.30	-2.45	9.55	1.41	1.68	15.28	15.28	279.77
VPFG	ViewPoint Finl MHC of TX(45.0)	17.17	25,963	199.3	19.00	14.25	17.19	-0.12	71.70	1.36	0.23	0.22	8.09	8.09	61.81
WSFS	WSFS Financial Corp. of DE	60.24	6,296	379.3	70.85	53.42	62.69	-3.91	-4.76	-10.00	4.86	5.03	31.95	31.73	479.37
WVFC	WVS Financial Corp. of PA	16.40	2,320	38.0	17.95	15.77	16.30	0.61	0.00	-0.61	1.55	1.55	13.25	13.25	167.99
WFSL	Washington Federal, Inc. of WA	26.54	87,361	2,318.6	26.94	21.62	25.93	2.35	19.44	12.79	1.56	1.56	14.83	13.59	114.31
WAUW	Wauwatosa Hlds MHC of WI(30.4)	16.65	32,489	167.2	19.00	14.14	16.24	2.52	-5.67	-6.57	0.12	0.12	6.67	6.67	50.69
WAYN	Wayne Savings Bancshares of OH	13.00	3,194	41.5	15.00	12.50	13.18	-1.37	-11.86	-10.03	0.69	0.71	10.56	9.82	124.60
WFBC	Willow Financial Bcp Inc of PA	12.42	15,626	194.1	15.95	10.68	12.26	1.31	-20.59	-12.60	0.60	0.59	13.20	6.19	99.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(125)	11.70	10.46	0.52	5.47	4.43	0.50	5.16	0.64	211.07	0.88	18.81	118.59	13.39	138.91	19.68	0.46	2.58	41.04
NYSE Traded Companies(13)	10.56	7.88	0.65	7.67	6.73	0.52	5.57	0.51	184.34	0.82	17.18	114.84	11.92	166.55	18.27	0.57	2.87	43.47
AMEX Traded Companies(4)	14.81	14.68	0.53	3.81	2.88	0.50	3.54	1.14	216.32	1.33	14.07	104.95	15.54	107.12	15.28	0.46	2.72	38.73
NASDAQ Listed OTC Companies(108)	11.71	10.60	0.51	5.27	4.22	0.50	5.18	0.64	214.84	0.88	19.15	119.57	13.47	136.89	19.94	0.44	2.54	40.76
California Companies(9)	7.93	7.82	0.79	10.43	9.68	0.59	7.68	0.51	172.89	0.83	12.21	105.92	8.50	107.95	14.54	0.60	2.79	25.62
Florida Companies(5)	7.23	6.86	0.36	5.27	5.12	0.27	4.08	1.08	114.35	1.06	17.44	106.20	8.00	111.52	13.50	0.08	1.35	17.44
Mid-Atlantic Companies(35)	11.46	9.66	0.45	4.86	3.44	0.46	5.07	0.33	241.81	0.77	19.42	132.48	14.23	166.52	19.66	0.45	2.72	46.14
Mid-West Companies(41)	10.49	9.51	0.48	5.08	4.40	0.44	4.70	1.11	106.77	0.87	18.60	111.41	11.42	123.20	20.36	0.51	2.93	46.65
New England Companies(17)	16.42	14.99	0.37	3.15	2.37	0.44	3.47	0.23	430.80	0.96	24.71	112.18	18.24	130.92	24.14	0.39	2.11	55.30
North-West Companies(5)	11.69	10.26	1.15	9.16	5.70	1.12	8.96	0.06	295.73	0.96	20.32	155.32	18.40	179.88	21.16	0.49	2.56	47.31
South-East Companies(10)	13.91	12.72	0.77	7.14	5.67	0.76	6.93	0.64	214.89	1.26	16.98	119.14	14.93	142.14	17.31	0.46	2.14	30.72
South-West Companies(2)	17.41	14.98	0.52	3.96	4.65	0.41	2.32	0.45	380.67	0.41	24.22	73.62	14.11	145.14	32.31	0.16	1.90	0.00
Western Companies (Excl CA)(1)	5.46	5.46	0.48	9.43	6.44	0.58	11.24	0.51	82.67	0.79	15.53	143.32	7.83	143.32	13.04	0.24	1.10	17.02
Thrift Strategy(118)	11.68	10.46	0.51	5.33	4.38	0.50	5.07	0.64	209.36	0.88	18.73	117.94	13.30	137.51	19.73	0.46	2.60	41.13
Mortgage Banker Strategy(4)	8.26	6.21	0.55	6.87	5.54	0.41	5.09	0.81	99.07	0.92	22.22	119.23	9.66	169.64	20.83	0.48	2.38	47.70
Diversified Strategy(2)	19.63	19.23	0.95	10.15	5.00	1.02	10.71	0.17	485.25	1.07	12.40	153.32	-25.53	155.39	11.98	0.47	1.83	8.23
Companies Issuing Dividends(110)	11.37	10.06	0.62	6.35	5.09	0.59	6.07	0.65	209.97	0.88	18.79	120.99	13.34	141.68	19.41	0.52	2.93	45.33
Companies Without Dividends(15)	14.12	13.38	-0.16	-1.02	-0.47	-0.17	-1.47	0.51	220.51	0.92	19.20	100.89	13.74	118.53	24.07	0.00	0.00	0.00
Equity/Assets <6%(6)	5.41	5.20	0.54	9.85	8.77	0.50	8.98	0.48	71.61	0.56	13.03	124.50	6.76	132.80	12.22	0.38	2.08	31.21
Equity/Assets 6-12%(80)	8.58	7.62	0.57	6.69	5.30	0.53	6.18	0.76	188.79	0.90	17.07	123.48	10.51	141.52	17.97	0.53	2.86	40.50
Equity/Assets >12%(39)	18.87	16.93	0.42	2.41	2.08	0.46	2.59	0.41	272.91	0.88	25.83	107.87	20.10	134.45	26.15	0.32	2.07	47.14
Converted Last 3 Mths (no MHC)(2)	27.17	27.17	0.70	3.40	2.78	0.70	3.40	0.26	63.96	1.24	36.15	88.98	23.90	88.98	36.15	0.09	0.94	36.00
Actively Traded Companies(10)	9.40	8.37	0.62	6.37	4.05	0.64	6.56	0.27	370.19	0.80	21.94	134.17	12.81	159.53	18.70	0.72	3.04	54.29
Market Value Below $20 Million(4)	7.78	7.42	-0.16	-2.24	-0.85	-0.26	-3.45	0.79	76.55	0.74	11.13	107.85	8.34	114.43	11.59	0.22	1.87	30.94
Holding Company Structure(118)	11.76	10.45	0.57	5.91	4.74	0.55	5.62	0.65	199.14	0.89	18.85	119.27	13.55	140.87	19.73	0.47	2.63	41.32
Assets Over $1 Billion(53)	11.22	9.06	0.70	7.51	5.74	0.64	6.71	0.61	190.69	0.88	18.18	130.66	14.12	168.42	19.71	0.52	2.84	40.89
Assets $500 Million-$1 Billion(36)	10.31	9.51	0.47	5.33	4.39	0.47	5.43	0.54	238.71	0.86	17.87	116.63	11.91	129.63	18.99	0.49	2.45	40.58
Assets $250-$500 Million(26)	13.83	13.37	0.45	4.23	3.76	0.47	4.43	0.72	229.90	0.84	21.46	103.84	14.02	107.54	20.51	0.34	2.49	43.21
Assets less than $250 Million(10)	13.31	13.14	0.00	-1.30	-0.53	-0.06	-1.96	1.01	194.66	1.07	19.47	104.15	13.20	107.22	20.51	0.28	1.92	32.32
Goodwill Companies(87)	10.75	8.96	0.63	6.65	5.21	0.60	6.35	0.59	199.04	0.89	18.61	124.23	13.01	153.59	19.27	0.51	2.72	43.17
Non-Goodwill Companies(38)	13.83	13.83	0.29	2.82	2.66	0.28	2.50	0.77	247.16	0.87	19.40	105.89	14.23	105.89	20.81	0.34	2.26	34.40
Acquirors of FSLIC Cases(4)	9.44	9.11	0.01	-2.15	-2.62	-0.07	-3.01	0.56	129.58	0.60	12.73	126.37	12.54	131.11	13.40	0.37	1.44	30.51

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Key Financial Ratios: Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Asset Quality Ratios: Resvs/ NPAs (%)	Asset Quality Ratios: Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Pricing Ratios: Price/ Book (%)	Pricing Ratios: Price/ Assets (%)	Pricing Ratios: Price/ Tang. Book (%)	Pricing Ratios: Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Dividend Data(6): Divi- dend Yield (%)	Dividend Data(6): Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
AMEX Traded Companies(1)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
NASDAQ Listed OTC Companies(39)	15.53	14.76	0.55	3.55	2.08	0.42	3.09	0.49	186.46	0.69	29.94	172.35	27.02	185.54	31.70	0.23	1.52	11.18
Mid-Atlantic Companies(23)	16.28	15.49	0.66	4.09	2.48	0.48	3.47	0.41	205.44	0.68	27.76	163.02	27.27	179.20	30.18	0.18	1.30	18.14
Mid-West Companies(7)	16.14	15.17	0.34	2.32	1.29	0.31	2.19	0.84	65.19	0.58	38.75	189.16	29.42	198.12	NM	0.48	2.47	0.00
New England Companies(5)	11.31	10.85	0.38	3.28	2.10	0.36	3.11	0.35	231.83	0.78	34.29	158.27	18.01	164.86	34.29	0.15	1.44	0.00
South-East Companies(2)	14.05	13.83	0.55	3.51	1.59	0.58	3.68	0.16	587.64	1.53	NM	228.37	32.08	231.99	NM	0.24	1.82	0.00
South-West Companies(1)	13.09	13.09	0.38	3.11	1.34	0.36	2.97	0.28	139.79	0.66	NM	212.24	27.78	212.24	NM	0.20	1.16	0.00
Thrift Strategy(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
Companies Issuing Dividends(26)	15.08	14.08	0.50	3.62	2.14	0.49	3.54	0.35	160.25	0.71	29.77	174.84	26.85	193.08	26.57	0.38	2.48	58.94
Companies Without Dividends(14)	16.28	15.95	0.65	3.58	2.13	0.33	2.52	0.74	230.82	0.68	28.63	164.45	26.70	168.07	35.72	0.00	0.00	0.00
Equity/Assets 6-12%(15)	10.03	9.12	0.43	4.18	2.59	0.43	4.13	0.54	191.63	0.76	30.37	162.36	16.41	186.45	29.54	0.41	2.38	0.00
Equity/Assets >12%(24)	18.78	18.12	0.63	3.26	1.87	0.43	2.59	0.45	180.82	0.66	27.57	176.08	32.93	182.23	32.83	0.13	1.08	18.14
Holding Company Structure(37)	15.26	14.46	0.55	3.64	2.17	0.42	3.18	0.52	174.83	0.72	29.35	170.31	26.22	183.90	30.64	0.24	1.55	11.55
Assets Over $1 Billion(11)	15.52	14.44	0.44	3.18	1.48	0.44	3.17	0.69	128.79	0.67	31.02	212.20	32.27	231.74	31.35	0.33	1.14	0.00
Assets $500 Million-$1 Billion(10)	16.54	15.66	0.53	3.62	2.14	0.54	3.65	0.15	394.72	0.59	28.87	171.51	29.84	193.14	32.39	0.18	1.45	0.00
Assets $250-$500 Million(18)	15.20	14.63	0.61	3.73	2.38	0.37	2.85	0.49	176.25	0.75	30.09	150.49	23.16	157.34	31.28	0.20	1.75	23.95
Assets less than $250 Million(1)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
Goodwill Companies(19)	14.64	12.88	0.36	2.87	1.67	0.35	2.77	0.45	174.92	0.80	30.84	169.80	25.58	199.69	29.98	0.25	1.84	0.00
Non-Goodwill Companies(21)	16.20	16.20	0.70	4.15	2.49	0.49	3.46	0.52	193.36	0.62	28.50	171.87	27.70	171.87	30.97	0.23	1.35	18.14
MHC Institutions(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
MHC Converted Last 3 Months(1)	15.96	12.17	0.34	2.11	1.58	0.31	1.97	0.50	154.61	1.06	NM	133.43	21.29	174.95	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

				Key Financial Ratios					Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.52	4.67	0.69	12.03	5.87	0.68	11.95	0.32	117.11	0.51	17.04	211.26	11.66	249.95	17.15	1.04	3.99	67.97
BFF	BFC Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-3.17	-0.11	-5.29	0.65	104.18	1.18	NM	69.69	1.49	132.91	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp of FL	7.90	6.72	0.28	3.47	3.74	0.04	0.56	0.78	101.81	1.17	26.74	93.88	7.41	110.39	NM	0.16	1.93	51.61
DSL	Downey Financial Corp. of CA	9.83	9.80	1.15	13.43	11.84	1.00	11.59	0.94	42.36	0.55	8.45	107.63	10.58	107.87	9.73	0.48	0.85	7.16
FED	FirstFed Financial Corp. of CA	9.44	9.44	1.39	18.33	15.78	1.32	17.49	0.46	288.55	1.62	6.34	111.07	10.49	111.17	6.64	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	4.76	4.76	0.33	6.33	6.83	0.08	1.51	1.04	30.22	0.42	14.64	96.24	4.58	96.24	NM	0.40	3.25	47.62
GLK	Great Lakes Bancorp, Inc of NY	15.06	15.05	-0.18	-1.21	-1.27	-0.21	-1.37	0.42	104.91	0.55	NM	96.34	14.51	96.42	NM	0.00	0.00	NM
IMB	IndyMac Bancorp, Inc. of CA	6.48	6.10	0.90	12.94	14.34	-0.35	-5.00	1.09	20.84	0.38	6.97	86.96	5.63	92.33	NM	2.00	8.26	57.64
NYB	New York Community Bcrp of NY	13.37	5.12	0.75	5.77	3.90	0.88	6.77	0.09	334.41	0.47	25.64	140.17	18.74	366.25	21.84	1.00	5.65	NM
NAL	NewAlliance Bancshares of CT	17.92	10.53	0.42	2.29	1.88	0.63	3.43	0.23	225.26	0.92	NM	118.24	21.19	201.21	35.50	0.26	1.74	NM
PFB	PFF Bancorp, Inc. of Pomona CA	8.29	8.26	0.90	10.60	9.99	0.91	10.72	0.25	405.52	1.46	10.01	110.75	9.18	111.17	9.90	0.76	4.34	43.43
PFS	Provident Fin. Serv. Inc of NJ	17.74	10.29	0.92	5.19	5.06	0.89	5.06	0.15	391.26	0.89	19.76	104.61	18.56	180.45	20.24	0.44	2.62	51.76
SOV	Sovereign Bancorp, Inc. of PA	10.38	3.80	0.28	2.83	2.77	0.40	4.07	0.40	149.87	0.89	36.16	100.89	10.47	275.19	25.11	0.32	1.77	64.00
AMEX Traded Companies																			
FDT	Federal Trust Corp of FL	6.93	6.93	-0.29	-3.89	-4.63	-0.31	-4.24	2.66	27.90	1.69	NM	89.45	6.20	89.45	NM	0.16	3.37	NM
GOV	Gouverneur Bcp MHC of NY(42.8)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
NFD	New Westfield Fin. Inc. of MA	28.44	28.44	0.65	2.74	1.88	0.60	2.88	0.11	516.56	1.42	NM	110.01	31.29	110.01	NM	0.20	1.98	NM
TSH	Teche Hlding Cp of N Iberia LA	9.20	8.67	0.99	10.79	7.54	0.98	10.68	0.65	104.49	0.87	13.25	139.82	12.87	148.47	13.38	1.32	3.16	41.90
WSB	Washington SB, FSB of Bowie MD	14.67	14.67	0.77	5.60	6.72	0.67	4.85	NA	NA	NA	14.89	80.53	11.82	80.53	17.18	0.16	2.39	35.56
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA	23.27	23.27	0.65	4.38	2.61	0.65	4.38	0.26	63.96	0.26	38.36	96.00	22.34	96.00	38.36	0.18	1.88	72.00
ALLB	Alliance Bank MHC of PA (45.0)	11.63	11.63	0.36	3.61	2.29	0.36	3.61	0.48	136.70	1.11	NM	127.78	14.86	127.78	NM	0.20	2.29	NM
ASBI	Ameriana Bancorp of IN	7.45	7.26	-0.28	-3.71	-4.45	-0.09	-1.18	0.92	67.52	1.00	NM	87.22	6.50	89.59	NM	0.16	1.74	NM
ABNJ	American Bancorp of NJ	18.85	18.85	0.19	0.86	0.72	0.16	0.75	NA	NA	0.57	NM	130.59	24.62	130.59	NM	0.16	1.44	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.31	6.88	0.85	11.49	6.80	0.79	10.65	1.21	37.40	0.57	14.72	169.61	12.40	180.41	15.87	0.72	2.73	40.22
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	9.91	9.61	0.47	4.35	2.07	0.47	4.35	0.49	112.16	0.75	NM	214.75	21.28	221.55	NM	0.56	4.01	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	5.20	4.82	-0.42	-9.38	-5.44	0.08	1.77	0.37	102.10	0.66	NM	170.45	8.86	183.96	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	13.68	12.07	0.55	3.79	2.95	0.52	3.57	0.41	77.04	0.57	33.89	139.20	19.04	157.71	35.94	0.34	2.87	NM
BFIN	BankFinancial Corp. of IL	20.04	17.99	0.50	2.51	2.25	0.49	2.43	0.56	126.98	0.83	NM	116.52	23.35	129.81	NM	0.28	1.80	NM
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.31	0.72	12.91	16.20	0.65	11.75	0.53	56.46	0.36	6.17	76.34	4.20	79.17	6.79	0.02	0.12	0.72
BNCL	Beneficial Mut MHC of PA(44.3)	15.96	12.17	0.34	2.11	1.58	0.31	1.97	0.50	154.61	1.06	NM	133.43	21.29	174.95	NM	0.00	0.00	0.00
BFBC	Benjamin Frkln Bncrp Inc of MA	11.98	7.89	0.40	3.35	3.36	0.53	4.39	0.33	203.26	0.98	29.73	100.75	12.07	152.91	22.68	0.24	1.79	53.33
BHLB	Berkshire Hills Bancorp of MA	12.27	6.72	0.53	4.45	4.39	0.68	5.72	0.82	110.18	1.11	22.79	98.37	12.08	179.68	17.74	0.60	2.02	46.15
BRBI	Blue River Bancshares of IN	7.39	5.96	0.20	2.54	2.34	0.20	2.54	2.06	40.37	1.02	NM	110.32	8.15	136.61	NM	0.10	1.80	NM
BOFI	Bofi Holding, Inc. Of CA	7.15	7.15	0.36	4.47	4.95	0.32	3.98	NA	NA	0.28	20.19	88.77	6.35	88.77	22.72	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.78	5.78	0.50	8.54	8.50	0.49	8.45	0.02	NA	0.72	11.76	95.30	5.51	95.30	11.90	0.20	1.93	22.73
BRKL	Brookline Bancorp, Inc. of MA	23.07	20.95	0.85	3.53	2.72	0.85	3.53	0.16	616.25	1.26	36.79	136.27	31.43	150.00	36.79	0.34	2.72	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.44	21.44	0.98	4.75	2.07	0.94	4.58	0.03	NA	0.61	NM	220.28	47.24	220.28	NM	0.16	1.14	55.17
CITZ	CFS Bancorp, Inc of Munster IN	10.67	10.56	0.48	4.54	3.85	0.43	4.13	2.28	40.40	1.31	25.98	120.79	12.88	122.03	28.58	0.48	3.36	NM
CMSB	CMS Bancorp, Inc. of NY	17.25	17.25	-1.07	-9.81	-7.43	-1.07	-9.81	NA	NA	0.20	NM	88.31	15.24	88.31	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	11.12	11.12	0.44	4.12	1.38	0.45	4.20	0.11	47.93	0.08	NM	297.35	33.07	297.35	NM	2.00	5.74	NM
CARV	Carver Bancorp, Inc. of NY	6.85	6.01	0.40	5.81	7.50	0.54	7.99	0.61	119.19	0.86	13.32	74.63	5.11	85.01	9.68	0.40	2.57	34.19
CEBK	Central Bncrp of Somerville MA	6.87	6.47	0.20	2.90	2.93	0.12	1.72	0.06	NA	0.84	34.14	102.43	7.04	108.87	NM	0.72	3.06	NM
CFBK	Central Federal Corp. of OH	10.58	10.58	0.15	1.23	1.29	0.04	0.31	0.12	726.35	1.07	NM	99.84	10.56	99.84	NM	0.36	5.82	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	22.05	22.05	0.29	1.29	0.83	0.32	1.42	0.23	114.11	0.29	NM	157.14	34.64	157.14	NM	0.32	2.67	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.39	23.39	-0.46	-2.18	-1.98	0.26	1.24	0.26	252.10	0.81	NM	95.86	22.42	95.86	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	23.51	21.38	0.14	0.65	0.67	0.14	0.65	0.57	49.83	0.30	NM	82.42	19.38	90.63	NM	0.20	2.22	NM
CTZN	Citizens First Bancorp of MI	9.97	9.28	0.55	5.53	6.21	0.54	5.48	1.76	45.93	0.92	16.09	88.02	8.78	94.56	16.23	0.36	1.85	29.75
CSBC	Citizens South Banking of NC	11.15	6.99	0.80	6.94	5.91	0.86	7.40	0.25	320.54	1.14	16.93	118.91	13.26	189.55	15.88	0.32	2.52	42.67
CSBK	Clifton Svg Bp MHC of NJ(43.3)	22.60	22.60	0.36	1.57	0.89	0.36	1.57	0.03	523.26	0.32	NM	176.42	39.87	176.42	NM	0.20	1.78	NM
COBK	Colonial Bank MHC of NJ (46.0)	8.40	8.40	0.39	4.25	2.98	0.39	4.25	0.05	718.41	0.65	33.54	143.35	12.04	143.35	33.54	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.11	8.11	0.87	10.72	9.44	0.87	10.72	0.32	205.75	0.76	10.60	113.59	9.21	113.59	10.60	0.26	2.53	26.80
DCOM	Dime Community Bancshars of NY	8.47	6.76	0.77	8.57	5.14	0.73	8.08	0.09	540.58	0.56	19.47	174.52	14.78	218.78	20.65	0.56	4.11	NM
ESBF	ESB Financial Corp. of PA	6.42	4.07	0.46	7.04	6.69	0.41	6.33	0.23	121.14	0.87	14.96	108.29	6.95	170.86	16.65	0.40	3.88	57.97
ESSA	ESSA Bancorp, Inc. of PA	22.92	22.92	-1.70	-11.65	-8.24	-1.70	-11.65	NA	NA	0.68	NM	91.78	21.03	91.78	NM	0.00	0.00	NM
ESBK	Elmira Svgs Bank, FSB of NY	6.59	6.53	0.47	7.06	5.66	0.63	9.37	0.06	789.90	0.65	17.66	119.89	7.90	120.96	13.31	0.80	3.90	68.97
FFDF	FFD Financial Corp of Dover OH	10.44	10.44	0.94	9.02	9.53	0.88	8.39	NA	NA	NA	10.50	94.11	9.83	94.11	11.29	0.56	3.73	39.16
FFCO	FedFirst Fin MHC of PA (45.8)	16.51	16.10	-0.38	-2.32	-1.78	-0.38	-2.32	0.45	71.12	0.52	NM	132.50	21.88	135.90	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.32	5.94	0.57	9.38	8.75	0.48	7.84	NA	NA	0.63	11.43	104.17	6.58	110.73	13.68	0.56	3.50	40.00
FBTC	First BancTrust Corp of IL	8.55	8.13	0.35	4.00	4.12	0.30	3.40	0.92	81.07	1.01	24.26	98.70	8.44	103.83	28.50	0.24	2.11	51.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FBEI	First Bancorp of Indiana of IN	9.35	7.45	0.22	2.32	2.72	0.19	1.99	NA	NA	0.43	36.74	85.45	7.99	107.19	NM	0.60	3.80	NM
FBSI	First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.17	-0.16	-1.40	1.47	73.26	1.67	NM	94.64	10.43	95.70	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN	9.94	8.65	0.77	7.89	7.26	0.69	7.12	1.13	48.41	0.70	13.77	107.42	10.68	123.44	15.27	0.68	4.05	55.74
FCLF	First Clover Leaf Fin Cp of IL	24.83	21.87	0.75	3.09	2.57	0.78	3.20	0.61	76.07	0.70	38.93	105.83	26.28	120.18	37.59	0.24	2.20	NM
FCFL	First Community Bk Corp of FL	8.58	8.48	0.74	8.60	5.16	0.71	8.26	0.33	271.22	1.03	19.39	165.13	14.17	167.05	20.21	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.69	8.06	0.98	9.36	7.63	0.87	8.28	0.71	127.43	1.07	13.10	119.35	12.76	158.17	14.80	1.00	3.65	47.85
FFNM	First Fed of N. Michigan of MI	12.83	11.42	0.11	0.91	1.38	0.11	0.91	1.52	50.84	1.06	NM	68.09	8.73	76.48	NM	0.20	2.50	NM
FFBH	First Fed. Bancshares of AR	9.09	9.09	0.57	6.30	5.58	0.50	5.60	2.91	17.66	0.66	17.93	115.79	10.52	115.79	20.17	0.64	3.61	64.65
FFSX	First Federal Bankshares of IA	10.88	8.02	0.50	4.44	5.10	0.34	3.07	0.73	43.09	0.42	19.62	86.15	9.37	116.90	28.33	0.42	2.35	46.15
FFCH	First Fin. Holdings Inc. of SC	7.07	6.22	1.00	14.44	7.10	0.95	13.67	0.24	230.48	0.70	14.09	199.81	14.12	227.18	14.88	1.00	3.14	44.25
FFHS	First Franklin Corp. of OH	7.91	7.91	0.26	3.37	3.75	0.38	4.82	1.18	39.06	0.58	26.67	89.53	7.08	89.53	18.63	0.36	2.65	70.59
FKFS	First Keystone Fin., Inc of PA	6.49	6.49	0.13	2.14	2.17	0.16	2.68	0.49	136.57	1.05	NM	92.14	5.98	92.14	36.86	0.00	0.00	0.00
FMSB	First Mutual Bncshrs Inc of WA(8)	7.16	7.16	0.94	14.45	5.71	0.71	10.89	0.19	493.34	1.10	17.50	238.42	17.08	238.42	23.23	0.36	1.37	24.00
FNFG	First Niagara Fin. Group of NY	17.46	8.05	1.06	6.05	5.59	1.08	6.20	0.27	328.33	1.23	17.89	108.19	18.89	234.72	17.44	0.56	3.96	70.89
FPTB	First PacTrust Bancorp of CA	10.85	10.85	0.54	5.28	4.30	0.54	5.28	NA	NA	0.65	23.27	120.32	13.05	120.32	23.27	0.74	3.25	NM
FPFC	First Place Fin. Corp. of OH	10.11	6.75	0.83	7.97	8.46	0.68	6.52	1.06	72.85	0.99	11.83	93.13	9.41	139.40	14.44	0.62	3.52	41.61
FFIC	Flushing Fin. Corp. of NY	7.36	6.74	0.72	9.40	5.85	0.69	9.01	0.11	224.42	0.27	17.10	155.79	11.47	170.33	17.85	0.48	2.92	50.00
FXCB	Fox Chase Bncp MHC of PA(44.5)	16.66	16.66	0.55	3.64	2.26	0.60	4.03	0.02	NA	0.74	NM	143.45	23.90	143.45	39.94	0.00	0.00	0.00
FBTX	Franklin Bank Corp of TX	6.91	2.06	0.28	4.07	6.20	0.05	0.79	0.86	28.60	0.37	16.12	60.78	4.20	204.22	NM	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	15.88	15.88	1.17	7.43	8.27	1.14	7.28	0.20	NA	3.15	12.09	89.02	14.14	89.02	12.32	0.40	2.11	25.48
PEDE	Great Pee Dee Bancorp of SC(8)	12.48	12.24	0.73	5.85	4.16	0.71	5.72	0.35	257.68	1.08	24.02	140.01	17.48	142.82	24.57	0.64	2.99	71.91
GCBC	Green Co Bcrp MHC of NY (44.4)	10.87	10.87	0.71	6.44	4.40	0.78	7.03	0.36	124.20	0.71	22.74	143.96	15.65	143.96	20.81	0.50	4.07	NM
HFFC	HF Financial Corp. of SD	6.20	5.70	0.56	9.25	8.44	0.75	12.26	0.41	140.58	0.76	11.84	108.51	6.73	117.94	8.93	0.42	2.51	29.79
HMNF	HMN Financial, Inc. of MN	8.40	8.06	0.81	9.04	6.76	0.70	7.85	1.14	76.77	1.25	14.80	132.28	11.11	137.88	17.03	1.00	3.41	50.51
HBNK	Hampden Bancorp, Inc. of MA	19.92	19.92	-0.52	-4.13	-3.39	-0.54	-4.25	0.72	75.43	NA	NM	80.55	16.04	80.55	NM	0.12	1.16	NM
HARL	Harleysville Svgs Fin Cp of PA	6.30	6.30	0.44	6.88	5.87	0.42	6.64	0.06	394.73	0.47	17.05	116.50	7.34	116.50	17.65	0.68	4.59	NM
HWFG	Harrington West Fncl Grp of CA	6.09	5.53	0.62	10.55	8.59	.0.68	11.54	0.01	NA	0.80	11.64	119.97	7.31	132.09	10.64	0.50	3.36	39.06
HBOS	Heritage Fn Gp MHC of GA(29.9)	14.05	13.83	0.55	3.51	1.59	0.58	3.68	0.16	587.64	1.53	NM	228.37	32.08	231.99	NM	0.24	1.82	NM
HIFS	Hingham Inst. for Sav. of MA	7.50	7.50	0.62	8.22	6.70	0.62	8.22	0.06	840.50	0.67	14.93	119.52	8.96	119.52	14.93	0.80	2.67	39.80
HOME	Home Fed Bncp MHC of ID (40.8)(8)	15.10	15.10	0.77	5.31	2.72	0.63	4.34	0.04	NA	0.55	36.71	193.21	29.18	193.21	NM	0.22	1.58	57.89
HFBC	HopFed Bancorp, Inc. of KY	6.85	5.79	0.52	7.65	7.14	0.51	7.52	0.15	395.08	0.88	14.01	105.77	7.25	125.08	14.27	0.48	3.11	43.64
HCBK	Hudson City Bancorp, Inc of NJ	11.72	11.31	0.79	5.77	3.73	0.79	5.77	0.10	84.15	0.14	26.83	162.51	19.05	168.48	26.83	0.34	2.39	64.15
IFSB	Independence FSB of DC	7.50	7.50	-2.30	-29.06	-23.76	-2.63	-33.17	0.28	112.72	0.49	NM	131.68	9.87	131.68	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(45.7)	15.06	15.06	0.40	2.52	1.41	0.44	2.77	0.24	51.34	0.19	NM	187.58	28.26	187.58	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.7)	7.64	6.61	0.22	2.76	2.17	0.23	2.95	0.79	84.50	1.12	NM	126.68	9.68	146.34	NM	0.30	2.24	NM
JFBI	Jefferson Bancshares Inc of TN	22.34	22.34	0.45	1.95	2.04	0.49	2.13	0.14	438.54	0.71	NM	96.59	21.58	96.59	NM	0.24	2.23	NM
KFED	K-Fed Bancorp MHC of CA (37.3)(8)	11.47	10.93	0.62	5.13	2.48	0.62	5.13	NA	NA	NA	NM	209.15	23.99	219.52	NM	0.40	2.92	NM
KNBT	KNBT Bancorp, Inc. of PA	12.19	7.53	0.67	5.56	4.89	0.74	6.18	0.16	351.03	0.98	20.43	113.59	13.85	183.80	18.39	0.40	2.72	55.56
KFFB	KY Fst Fed Bp MHC of KY (44.5)	23.31	17.66	0.31	1.32	1.01	0.31	1.32	0.33	80.45	NA	NM	131.17	30.58	173.20	NM	0.40	4.04	NM
KRNY	Kearny Fin Cp MHC of NJ (29.7)	23.57	19.46	0.18	0.73	0.38	0.18	0.73	NA	NA	0.69	NM	198.65	46.83	240.62	NM	0.20	1.51	NM
LSBX	LSB Corp of No. Andover MA	10.01	10.01	0.63	5.92	4.56	0.70	6.65	0.02	NA	1.36	21.93	128.71	12.88	128.71	19.55	0.56	3.45	NM
LSBI	LSB Fin. Corp. of Lafayette IN	9.84	9.84	0.78	8.23	7.87	0.74	7.78	4.76	16.71	0.99	12.71	104.74	10.31	104.74	13.45	1.00	4.35	55.25
LSBK	Lake Shore Bnp MHC of NY(45.0)	14.90	14.90	0.44	2.90	2.31	0.44	2.90	0.41	90.60	0.62	NM	129.19	19.25	129.19	NM	0.12	1.15	50.00
LEGC	Legacy Bancorp, Inc. of MA	16.79	16.42	0.23	1.30	1.34	0.39	2.19	0.30	197.00	0.81	NM	100.35	16.85	102.60	NM	0.16	1.13	NM
LBCP	Liberty Bancorp, Inc. of MO	14.90	14.90	0.61	4.15	3.52	0.56	3.82	0.74	104.29	1.10	28.45	105.05	15.65	105.05	30.89	0.10	0.93	26.32
LABC	Louisiana Bancorp, Inc. of LA	31.07	31.07	0.75	2.42	2.95	0.75	2.42	NA	NA	2.21	33.94	81.96	25.47	81.96	33.94	0.00	0.00	0.00
MAFB	MAF Bancorp, Inc. of IL(8)	10.63	6.71	0.68	6.98	4.21	0.71	7.23	0.72	54.11	0.57	23.76	161.96	17.21	256.52	22.94	1.08	2.01	47.79
MFBC	MFB Corp. of Mishawaka IN	8.12	7.45	0.74	9.33	9.39	0.65	8.22	1.30	82.50	1.24	10.65	96.74	7.85	105.44	12.10	0.66	2.18	23.24
MSBF	MSB Fin Corp MHC of NJ (45.0)	15.27	15.27	0.52	5.00	2.74	0.52	5.00	NA	NA	0.38	36.46	132.94	20.30	132.94	36.46	0.00	0.00	0.00
MGYR	Magyar Bancorp MHC of NJ(46.0)	10.04	10.04	0.17	1.69	1.28	0.17	1.69	2.76	33.20	1.06	NM	134.03	13.46	134.03	NM	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA	13.13	12.99	0.83	6.55	4.75	0.78	6.14	0.02	933.78	0.69	21.07	136.61	17.94	138.05	22.46	1.12	3.30	69.57
MFLR	Mayflower Co-Op. Bank of MA	8.10	8.08	0.43	5.47	4.35	0.38	4.81	NA	NA	1.17	23.00	122.86	9.95	123.13	26.14	0.40	3.48	NM
CASH	Meta Financial Group of IA	7.07	6.56	0.06	0.92	0.40	0.41	6.59	0.55	132.68	1.32	NM	218.53	15.46	235.61	34.87	0.52	1.30	NM
MFSF	MutualFirst Fin. Inc. of IN	9.24	7.63	0.42	4.59	5.39	0.43	4.69	0.80	108.72	1.03	18.57	85.28	7.88	103.35	18.18	0.60	3.47	64.52
NASB	NASB Fin, Inc. of Grandview MO	9.71	9.52	1.15	11.55	6.49	0.51	5.15	0.83	58.44	0.57	15.42	183.57	17.83	187.26	34.53	0.90	2.61	40.18
NECB	NE Comm Bncrp MHC of NY (45.0)	35.23	35.23	4.00	13.45	8.65	-0.22	-0.75	0.27	156.05	0.64	11.56	127.45	44.91	127.45	NM	0.00	0.00	0.00
NHTB	NH Thrift Bancshares of NH	8.16	5.23	0.64	8.72	5.56	0.54	7.31	0.09	699.47	0.79	17.99	128.28	10.46	200.13	21.44	0.52	3.32	59.77
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.66	11.62	0.29	2.34	1.45	0.27	2.19	0.23	212.08	0.63	NM	162.48	18.94	162.96	NM	0.20	1.82	NM
NEBS	New England Bnchrs Inc. of CT	19.47	18.90	0.35	1.79	1.58	0.33	1.69	0.29	227.55	0.96	NM	112.88	21.98	116.26	NM	0.12	1.00	63.16
NFSB	Newport Bancorp, Inc. of RI	19.57	19.57	-0.44	-2.55	-2.23	-0.44	-2.55	0.09	750.36	0.78	NM	97.27	19.03	97.27	NM	0.00	0.00	NM
FFFD	North Central Bancshares of IA	7.86	6.93	0.85	10.37	8.27	0.85	10.37	0.20	338.92	0.75	12.09	126.92	9.98	144.02	12.09	1.40	3.61	43.61
NWSB	Northwest Bcrp MHC of PA(39.1)	8.60	5.91	0.69	7.67	3.22	0.69	7.59	0.68	83.35	0.86	31.02	241.59	20.78	351.33	31.35	0.88	3.02	NM
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	10.77	10.77	0.51	4.64	3.04	0.51	4.64	0.06	570.24	0.47	32.94	151.97	16.36	151.97	32.94	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.25	6.25	-0.08	-1.32	-0.80	0.44	6.99	0.92	55.95	0.62	NM	174.90	10.94	174.90	23.73	0.80	4.56	NM
ONFC	Oneida Financl MHC of NY(44.6)	11.52	6.39	0.82	6.56	4.03	0.84	6.69	0.01	NA	0.94	24.79	159.52	18.38	287.44	24.29	0.48	4.03	NM
ORIT	Oritani Fin Cp MHC of NJ(32.0)	22.82	22.82	1.01	4.52	1.98	1.04	4.67	NA	NA	1.16	NM	225.00	51.34	225.00	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

Financial Institution		Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
OSBK	Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	3.10	0.77	3.86	0.04	732.73	0.45	32.31	86.07	24.02	86.07	32.31	0.32	3.81	NM
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.43	8.80	0.40	3.74	2.92	0.40	3.74	0.34	111.91	0.76	34.29	126.98	13.25	150.47	34.29	0.24	2.50	NM
PVFC	PVF Capital Corp. of Solon OH(8)	7.86	7.86	0.57	7.30	4.30	0.55	7.08	1.76	27.95	NA	23.24	168.69	13.26	168.69	23.95	0.30	1.93	44.78
PBCI	Pamrapo Bancorp, Inc. of NJ	9.23	9.23	0.87	9.43	6.19	0.83	9.01	0.60	73.42	0.67	16.16	153.39	14.15	153.39	16.92	0.92	5.08	NM
PFED	Park Bancorp of Chicago IL	14.29	14.29	0.00	0.00	0.00	-0.02	-0.16	2.00	14.20	0.40	NM	120.33	17.20	120.33	NM	0.72	2.38	NM
PVSA	Parkvale Financial Corp of PA	7.06	5.34	0.71	10.64	8.03	0.70	10.42	0.37	220.63	1.14	12.45	128.48	9.07	170.03	12.72	0.88	2.98	37.13
PRTR	Partners Trust Fin. Grp. of NY(8)	13.43	6.61	0.59	4.51	4.20	0.69	5.22	0.11	845.52	1.47	23.80	107.62	14.45	218.74	20.58	0.28	2.31	54.90
PBHC	Pathfinder BC MHC of NY (35.8)	6.82	5.53	0.27	3.92	3.01	0.20	2.85	0.54	86.36	0.76	33.27	131.34	8.96	161.95	NM	0.41	3.73	NM
PFDC	Peoples Bancorp of Auburn IN	12.77	12.27	0.55	4.39	4.58	0.53	4.19	0.54	69.76	0.52	21.84	96.74	12.36	100.69	22.89	0.76	4.00	NM
PCBI	Peoples Community Bcrp. of OH	8.46	5.63	-0.64	-7.48	-8.84	-0.65	-7.59	1.81	73.01	1.36	NM	87.40	7.40	131.40	NM	0.60	3.84	NM
PBCT	Peoples United Financial of CT	32.59	31.83	0.89	5.18	1.92	0.99	5.78	0.17	383.51	0.80	NM	118.10	38.49	120.93	NM	0.53	3.00	NM
PROV	Provident Fin. Holdings of CA	7.43	7.43	0.78	9.70	8.87	0.41	5.09	0.83	107.20	1.04	11.27	112.55	8.37	112.55	21.50	0.72	3.10	34.95
PBNY	Provident NY Bncrp, Inc. of NY	14.46	8.26	0.70	4.84	3.40	0.71	4.94	0.30	242.96	1.28	29.38	142.96	20.68	250.18	28.77	0.20	1.45	42.55
PBIP	Prudential Bncp MHC PA (42.7)	17.32	17.32	0.79	4.31	2.40	0.79	4.31	0.12	123.97	0.30	NM	187.64	32.50	187.64	NM	0.20	1.50	62.50
PULB	Pulaski Fin Cp of St. Louis MO	7.07	6.67	0.90	12.00	6.62	0.69	9.16	0.98	81.33	0.99	15.10	174.63	12.34	184.98	19.77	0.36	2.56	38.71
RPFG	Rainier Pacific Fin Grp of WA	9.94	9.59	0.33	3.29	2.78	0.30	3.07	0.03	NA	1.27	35.91	118.04	11.73	122.33	38.48	0.26	1.61	57.78
RIVR	River Valley Bancorp of IN	7.21	7.20	0.64	8.91	6.75	0.63	8.84	NA	NA	0.78	14.82	130.25	9.39	130.42	14.94	0.80	4.12	61.07
RVSB	Riverview Bancorp, Inc. of WA	11.98	8.83	1.43	12.11	6.83	1.40	11.88	0.03	NA	1.30	14.64	173.20	20.75	235.12	14.93	0.44	2.95	43.14
RCKB	Rockville Fin MHC of CT (45.0)	12.22	12.15	0.57	4.48	2.49	0.54	4.23	0.16	512.66	0.96	NM	179.95	22.00	181.08	NM	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (31.0)	26.78	26.71	0.66	2.71	1.06	0.66	2.71	NA	NA	0.31	NM	234.02	62.67	234.67	NM	0.24	1.41	NM
ROME	Rome Bancorp, Inc. of Rome NY	24.02	24.02	1.08	4.18	3.28	1.08	4.18	0.38	172.25	0.71	30.51	132.81	31.90	132.81	30.51	0.32	2.69	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.91	10.82	0.28	2.57	1.55	0.25	2.27	0.65	90.65	0.76	NM	163.68	17.85	164.91	NM	0.16	1.46	NM
SVBI	Severn Bancorp, Inc. of MD	9.91	9.86	1.54	16.37	10.42	1.52	16.14	0.76	135.58	1.15	9.59	147.42	14.60	148.07	9.73	0.24	1.79	17.14
SUPR	Superior Bancorp of AL	11.30	6.08	0.34	3.25	2.23	0.26	2.48	0.41	186.76	1.10	NM	116.77	13.19	217.09	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ(8)	10.70	10.64	0.31	3.14	1.91	0.37	3.73	0.04	NA	0.78	NM	161.46	17.28	162.39	NM	0.28	1.98	NM
THRD	TF Fin. Corp. of Newtown PA	9.97	9.28	0.80	8.10	6.80	0.77	7.79	0.42	103.13	0.57	14.70	117.86	11.75	126.58	15.28	0.80	2.96	43.48
TFSL	TFS Fin Corp MHC of OH (31.5)	19.58	19.48	0.13	0.88	0.34	0.13	0.88	0.98	23.69	0.30	NM	196.61	38.49	197.61	NM	0.00	0.00	0.00
TONE	TierOne Corp. of Lincoln NE(8)	10.53	9.11	1.01	9.74	8.47	0.99	9.53	1.65	59.80	1.40	11.80	110.01	11.58	127.17	12.05	0.32	1.43	16.84
TSBK	Timberland Bancorp, Inc. of WA	11.85	10.74	1.37	10.52	7.29	1.32	10.15	0.06	NA	0.90	13.72	151.09	17.91	166.77	14.21	0.40	2.51	34.48
TRST	TrustCo Bank Corp NY of NY	6.80	6.80	1.31	17.92	4.92	1.31	17.92	0.26	426.60	1.90	20.33	365.36	24.86	365.36	20.33	0.64	5.72	NM
UCBA	United Comm Bncp MHC IN (45.0)	16.09	16.09	0.73	4.22	2.58	0.50	2.90	0.81	88.67	0.98	38.75	165.55	26.64	165.55	NM	0.32	2.58	NM
UCFC	United Community Fin. of OH	10.17	8.89	0.75	7.31	9.07	0.69	6.66	2.32	29.51	0.85	11.03	81.12	8.25	92.84	12.11	0.38	5.14	56.72
UBNK	United Fin Grp MHC of MA(46.4)(8)	13.55	13.52	0.40	2.97	1.88	0.42	3.10	0.13	570.35	0.96	NM	157.64	21.37	158.02	NM	0.24	1.88	NM
UWBK	United Western Bncp, Inc of CO	5.46	5.46	0.48	9.43	6.44	0.58	11.24	0.51	82.67	0.79	15.53	143.32	7.83	143.32	13.04	0.24	1.10	17.02
VPFG	ViewPoint Finl MHC of TX(45.0)	13.09	13.09	0.38	3.11	1.34	0.36	2.97	0.28	139.79	0.66	NM	212.24	27.78	212.24	NM	0.20	1.16	NM
WSFS	WSFS Financial Corp. of DE	6.66	6.62	1.02	15.12	8.07	1.06	15.65	0.16	586.98	1.34	12.40	188.54	12.57	189.85	11.98	0.40	0.66	8.23
WVFC	WVS Financial Corp. of PA	7.89	7.89	0.89	11.84	9.45	0.89	11.84	NA	NA	NA	10.58	123.77	9.76	123.77	10.58	0.64	3.90	41.29
WFSL	Washington Federal, Inc. of WA	12.97	11.89	1.45	10.73	5.88	1.45	10.73	0.10	295.73	0.36	17.01	178.96	23.22	195.29	17.01	0.84	3.17	53.85
WAUW	Wauwatosa Hlds MHC of WI(30.4)	13.16	13.16	0.24	1.68	0.72	0.24	1.68	2.60	16.92	0.69	NM	249.63	32.85	249.63	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.48	7.88	0.55	6.53	5.31	0.57	6.72	0.23	160.32	0.64	18.84	123.11	10.43	132.38	18.31	0.48	3.69	69.57
WFBC	Willow Financial Bcp Inc of PA	13.28	6.23	0.60	4.53	4.83	0.59	4.45	0.59	147.14	1.16	20.70	94.09	12.49	200.65	21.05	0.46	3.70	NM

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.8
2006:	Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.5
	Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.1
	Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.0
	Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.6
2007:	Quarter 1	12354.4	1420.9	2,421.6	1703.6	634.4
	Quarter 2	13408.6	1503.4	2,603.2	1645.9	622.6
As of Aug. 31, 2007		13357.7	1474.0	2,596.4	1537.5	594.6

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

	Index Values				Price Appreciation (%)		
	06/29/07	05/31/07	12/29/06	06/30/06	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,645.9	1,732.0	1,829.3	1,717.9	-4.97	-10.03	-4.19
MHC Index	3,558.2	3,743.6	3,874.7	3,252.9	-4.95	-8.17	9.39
Stock Exchange Indexes							
AMEX Thrifts	682.8	701.9	745.2	687.2	-2.72	-8.37	-0.64
NYSE Thrifts	1,026.8	1,078.5	1,143.0	1,087.8	-4.79	-10.17	-5.61
OTC Thrifts	2,051.4	2,164.6	2,271.9	2,079.8	-5.23	-9.71	-1.37
Geographic Indexes							
Mid-Atlantic Thrifts	3,664.2	3,889.9	4,104.1	3,769.7	-5.80	-10.72	-2.80
Midwestern Thrifts	3,420.9	3,534.5	3,623.7	3,502.1	-3.21	-5.60	-2.32
New England Thrifts	1,925.8	2,118.3	2,223.0	1,829.4	-9.09	-13.37	5.27
Southeastern Thrifts	1,248.0	1,346.1	1,670.8	1,520.7	-7.29	-25.31	-17.93
Southwestern Thrifts	1,408.5	1,493.4	1,538.4	1,477.2	-5.69	-8.44	-4.65
Western Thrifts	1,574.6	1,635.3	1,717.1	1,660.3	-3.71	-8.30	-5.16
Asset Size Indexes							
Less than $250M	1,175.5	1,190.0	1,241.5	1,354.2	-1.21	-5.31	-13.19
$250M to $500M	3,453.5	3,546.4	3,587.6	3,403.2	-2.62	-3.74	1.48
$500M to $1B	1,973.4	2,086.2	2,135.1	1,936.6	-5.41	-7.58	1.90
$1B to $5B	2,396.8	2,471.3	2,693.3	2,521.6	-3.01	-11.01	-4.95
Over $5B	983.7	1,039.3	1,096.0	1,029.7	-5.34	-10.24	-4.47
Pink Indexes							
Pink Thrifts	521.9	519.3	515.9	471.4	0.51	1.16	10.71
Less than $75M	595.0	573.5	576.9	500.0	3.75	3.13	18.99
Over $75M	541.0	538.4	535.0	489.4	0.47	1.12	10.53
Comparative Indexes							
Dow Jones Industrials	13,408.6	13,627.6	12,463.2	11,150.2	-1.61	7.59	20.25
S&P 500	1,503.4	1,530.6	1,418.3	1,270.2	-1.78	6.00	18.36

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
Massachusetts Thrift Acquisitions 2004-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
06/19/2007	Pending	Mechanics Co-operative Bank	MA	Bridgewater Co-operative Bank	MA	14,387	10.34	0.57	5.42	0.00	NA	NA	NA	NA	NA	NA	NA	NA
06/07/2007	Pending	Martha's Vyrd CoOp BkTisbury	MA	Dukes County Savings Bank	MA	294,578	11.61	0.52	4.62	0.10	466.67	NA	NA	NA	NA	NA	NA	NA
01/30/2007	06/29/2007	Inst for Svgs in Newburyport	MA	Ipswich Co-operative Bank	MA	238,716	6.76	0.71	10.13	0.00	NA	NA	NA	NA	NA	NA	NA	NA
01/25/2007	05/12/2007	Eastern Bank Corporation	MA	Sharon Co-operative Bank	MA	68,328	10.46	0.28	2.70	0.00	NA	NA	NA	NA	NA	NA	NA	NA
11/13/2006	08/24/2007	Assabet Valley Bancorp	MA	Westborough Fin Serv, Inc. (MHC)	MA	299,672	9.34	-0.01	-0.10	0.28	93.08	20.6	35.00	199.50	199.54	NM	19.27	NA
11/03/2006	03/30/2007	Needham Co-operative Bank	MA	Dedham Co-operative Bank	MA	86,930	14.91	0.24	1.67	0.00	NA	NA	NA	NA	NA	NA	NA	NA
10/27/2006	02/23/2007	Danvers Bancorp Inc.	MA	BankMalden Co-operative Bank	MA	49,941	8.17	0.06	0.71	0.34	75.00	NA	NA	NA	NA	NA	NA	NA
07/12/2006	11/11/2006	Mutual FSB Plymouth County	MA	Security Federal Savings Bank	MA	115,556	10.88	-0.13	-1.21	0.00	NA	NA	NA	NA	NA	NA	NA	NA
08/11/2005	02/10/2006	Salem Five Cents SB	MA	Heritage Co-operative Bank	MA	256,823	10.42	0.82	7.84	0.39	174.30	NA	NA	NA	NA	NA	NA	NA
12/16/2004	06/01/2005	Berkshire Hills Bancorp Inc.	MA	Woronoco Bancorp, Inc.	MA	898,479	9.05	0.66	6.96	0.05	786.71	147.2	36.76	167.77	174.79	23.12	16.40	25.19
09/01/2004	04/04/2005	Benjamin Franklin Bncp MHC	MA	Chart Bank, A Co-op Bank	MA	223,900	7.83	0.55	6.78	0.05	NM	46.5	30.75	265.37	265.37	29.42	20.77	20.01
07/07/2004	01/07/2005	Brookline Bancorp Inc.	MA	Mystic Financial, Inc.	MA	441,192	6.06	0.44	7.13	0.41	139.24	65.6	39.35	216.94	216.94	32.26	14.86	13.17
06/21/2004	01/21/2005	Banknorth Group Inc.	ME	BostonFed Bancorp, Inc.	MA	1,667,866	5.73	0.19	3.30	NA	NA	194.5	40.56	192.02	233.88	33.24	11.66	13.62
01/26/2004	07/23/2004	Sovereign Bancorp Inc.	PA	Seacoast Financial Services Corp	MA	4,476,594	8.55	0.65	7.65	0.38	258.10	1,099.8	35.33	218.07	396.04	33.02	20.54	NA
01/08/2004	07/16/2004	Independent Bank Corp.	MA	Falmouth Bancorp, Inc.	MA	166,118	10.68	0.37	3.48	0.00	NM	36.9	37.56	193.31	193.31	58.69	22.23	14.48
					Averages:	619,939	9.39	0.39	4.47	0.14	284.73	230.2		207.57	239.98	34.96	17.96	17.29
					Medians:	238,716	9.34	0.44	4.62	0.05	258.10	65.6		199.50	216.94	33.02	19.27	14.48

Source: SNL Financial, LC.

EXHIBIT IV-5
United Financial Bancorp, Inc.
Director and Senior Management Summary Resumes

Directors

Richard B. Collins is Chairman of the Board, President and Chief Executive Officer of United Financial-Federal and United Bank. Mr. Collins joined United Bank in 2001 as President. Mr. Collins became the Chief Executive Officer and joined United Bank's Board of Directors in 2002 and became Chairman of the Board in 2007. Prior to his affiliation with United Bank, Mr. Collins was President and Chief Executive Officer of First Massachusetts Bank, N.A.

Michael F. Crowley is President of Crowley Real Estate Appraisers, Inc., located in Springfield, Massachusetts.

Carol Moore Cutting is the owner, President and General Manager of Cutting Edge Broadcasting Incorporated, a radio station located in Northampton, Massachusetts.

Carol A. Leary is President of Bay Path College, located in Longmeadow, Massachusetts.

G. Todd Marchant is retired. Prior to his retirement in 2005, Mr. Marchant was a financial consultant with Grigsby and Smith, located in East Longmeadow, Massachusetts.

Kevin E. Ross is Vice President and Treasurer of Ross Insurance Agency, Inc., located in Holyoke, Massachusetts.

Robert A. Stewart, Jr. is President of Chase, Clarke, Stewart & Fontana, Inc., an insurance agency, located in Springfield, Massachusetts.

Thomas H. Themistos, CPA/PFS has been a member of the firm Kostin, Ruffkess & Company, LLC, a regional public accounting firm with offices in Springfield, Massachusetts and Farmington and New London, Connecticut since September 2005. Previously, he was Managing Partner at Themistos & Dane, P.C., which merged with Kostin, Ruffkess & Company, LLC in September 2005.

Michael F. Werenski is President and Treasurer of Marion & Werenski Insurance and Real Estate Agency, Inc., located in South Hadley, Massachusetts.

Executive Officers of United Financial-Federal Who Are Not Also Directors

Mark A. Roberts is the Executive Vice President and Chief Financial Officer of United Financial-Federal and United Bank. He joined United Financial-Federal and United Bank in 2006. Prior to that, he served as the Vice President and Controller for The Connecticut Bank and Trust Company in Hartford, Connecticut and was the Vice President of Finance at Woronoco Savings Bank for six years.

Laurie J. Rollins is the Treasurer of United Financial-Federal and United Bank. She joined United Bank in 1988.

Executive Officers of United Bank Who Are Not Also Directors

William Clark is Senior Vice President, Residential Lending. Mr. Clark joined United Bank in 1998.

Dena M. Hall is the Vice President of Marketing and Community Relations of United Bank. She joined United Bank in 2005. Previously, she was the Director of Marketing for Woronoco Savings Bank for seven years.

Keith E. Harvey is the Executive Vice President for Operations and Retail Sales of United Bank. Mr. Harvey joined United Bank in 1984.

John J. Patterson is Senior Vice President, Risk Management of United Bank. Mr. Patterson joined United Bank in 1993.

J. Jeffrey Sullivan joined United Bank in 2003 as Executive Vice President and Chief Lending Officer. Prior to joining United Bank, Mr. Sullivan was Senior Vice President of Business Development and Commercial Lending at the Bank of Western Massachusetts for eleven years.

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT IV-6
United Financial Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	United Bank Historical at June 30, 2007		Pro Forma at June 30, 2007, Based Upon the Sale in the Offering of							
			9,562,500 Shares		11,250,000 Shares		12,937,500 Shares		14,878,125 Shares (1)	
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
					(Dollars in thousands)					
Equity capital	$ 105,137	10.28%	$ 144,223	13.58%	$ 151,251	14.15%	$158,281	14.71%	$166,365	15.35%
Tangible capital	$ 106,989	10.67%	$ 146,075	14.02%	$ 153,103	14.60%	$160,133	15.17%	$168,217	15.81%
Tangible requirement	15,038	1.50	15,624	1.50	15,730	1.50	15,835	1.50	15,957	1.50
Excess	$ 91,951	9.17%	$ 130,451	12.52%	$ 137,374	13.10%	$144,298	13.67%	$152,261	14.31%
Core (leverage) capital	$ 106,989	10.67%	$ 146,075	14.02%	$ 153,103	14.60%	$160,133	15.17%	$168,217	15.81%
Core (leverage) requirement (3)	40,102	4.00	41,665	4.00	41,946	4.00	42,227	4.00	42,551	4.00
Excess	$ 66,887	6.67%	$ 104,410	10.02%	$ 111,157	10.60%	$117,906	11.17%	$125,666	11.81%
Total risk-based capital (4)	$ 114,710	15.47%	$ 153,796	20.53%	$ 160,824	21.43%	$167,854	22.32%	$175,938	23.35%
Risk-based requirement	59,305	8.00	59,930	8.00	60,043	8.00	60,155	8.00	60,284	8.00
Excess	$ 55,405	7.47%	$ 93,866	12.53%	$ 100,782	13.43%	$107,699	14.32%	$115,654	15.35%
Net Proceeds Infused			$ 46,624		$ 54,983		$ 63,343		$ 72,957	
Less: ESOP			(7,538)		(8,869)		(10,199)		(11,729)	
Pro Forma Increase			$ 39,086		$ 46,114		$ 53,144		$ 61,228	

(i)(1) As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market or general financial conditions following the commencement of the offering, or regulatory considerations.

(i)(2) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(ii)(3) The current Office of Thrift Supervision core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(iii)(4) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

Source: United Financial Bancorp's Draft Prospectus.

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
United Financial Bancorp, Inc., West Springfield, Massachusetts
Prices as of August 31, 2007

Valuation Midpoint Pricing Multipl		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Public Mean	All Public Median
Price-earnings multiple	=	P/E	38.94 x	26.30x	26.09x	25.55x	22.90x	19.97x	17.89x
Price-core earnings multiple	=	P/CE	37.89 x	23.07x	21.05x	22.90x	22.46x	20.71x	19.09x
Price-book ratio	=	P/B	88.72%	115.41%	110.98%	111.03%	106.22%	130.65%	120.79%
Price-tangible book ratio	=	P/TB	88.82%	152.37%	140.29%	124.16%	121.32%	149.25%	136.61%
Price-assets ratio	=	P/A	18.67%	15.91%	12.69%	16.58%	14.46%	16.47%	13.46%

Valuation Parameters

Pre-Conversion Earnings (Y)	$4,091,000	(12 Mths 6/07)
Pre-Conversion Core Earnings (Y	$4,239,090	(12 Mths 6/07)
Pre-Conversion Book Value (B)	$138,690,000	6/07
Intangible Assets	$260,000	
Pre-Conv. Tang. Book Value (TB	$138,430,000	6/07
Pre-Conversion Assets (A)	$1,022,747,000	6/07
Reinvest. Rate (6/30/07 1 Yr. T-B	4.91%	
Tax rate (TAX)	41.00%	
After Tax Reinvest. Rate (R)	2.90%	
Est. Conversion Expenses (1)(X)	2.25%	
Insider Purchases	$366,980	
Price/Share	$10.00	
Foundation Cash Contribution (F(	0.00%	
Foundation Stock Contribution (F	0.00%	Shares
Foundation Tax Benefit (FT)	$0	

	Adjusted		Stated	Pro Forma
ESOP Stock Purchases (E)	7.88%		7.88%	7.99999%
Cost of ESOP Borrowings (S)	0.00%			
ESOP Amortization (T)	20.00	Years		
RRP Programs as % of Offering (M)	3.76%		3.76%	4.00000%
RRP Programs Vesting (N)	5.00	Years		
Fixed Expenses	$1,500,000			
Variable Expenses	1.00%			
Percentage Sold (PCT)	53.8297%			
MHC Assets	$0			
MHC Equity	$94,000			
Options as % of Offering (O1)	9.40%		9.40%	9.99998%
Estimated Option Value (O2)	40.50%			
Option Vesting Period (O3)	5.00	years		
% of Options taxable (O4)	25.00%			

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$$ V= $208,992,550

2. $$V = \frac{P/E * (Y)}{1 - P/Core\ E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$$ V= $208,992,550

3. $$V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $208,992,550

4. $$V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$$ V= $208,992,550

5. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $208,992,550

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	14,878,125	12,761,139	27,639,264	0	27,639,264	1.61900
Maximum	12,937,500	11,096,643	24,034,143	0	24,034,143	1.40782
Midpoint	11,250,000	9,649,255	20,899,255	0	20,899,255	1.22419
Minimum	9,562,500	8,201,867	17,764,367	0	17,764,367	1.04056

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion Value	Foundation Value	Total Market Capitalization
Supermaximum	$148,781,250	$127,611,390	$276,392,640	$0	$276,392,640
Maximum	129,375,000	110,966,430	240,341,430	0	240,341,430
Midpoint	112,500,000	96,492,550	208,992,550	0	208,992,550
Minimum	95,625,000	82,018,670	177,643,670	0	177,643,670

(1) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Financial Bancorp, Inc.
At the Minimum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$177,643,670
	Exchange Ratio	1.04056
	2nd Step Offering Proceeds	$95,625,000
	Less: Estimated Offering Expenses	2,377,197
	2nd Step Net Conversion Proceeds (Including Foundation)	$93,247,803
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$93,247,803
	Less: Cash Contribution to Foundation	0
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(7,538,339)
	Less: MRP Stock Purchases (2)	(3,596,581)
	Net Proceeds to be Reinvested	$82,112,884
	Estimated after-tax net incremental rate of return	2.90%
	Earnings Increase	$2,378,728
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(222,381)
	Less: Stock Programs Vesting (3)	(424,397)
	Less: Stock Option Plan Vesting (4)	(653,654)
	Less: 2005 Stock Option Plan Vesting	0
	Net Earnings Increase	$1,078,296

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2007 (reported)	$4,091,000	$1,078,296	$5,169,296
	12 Months ended June 30, 2007 (core)	$4,239,090	$1,078,296	$5,317,386

4.	Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$138,690,000	$82,112,884	$0	$220,802,884
	June 30, 2007 (Tangible)	$138,430,000	$82,112,884	$0	$220,542,884

5.	Pro Forma Assets	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$1,022,747,000	$82,112,684	$0	$1,104,859,884

(1) Includes ESOP purchases of 7.88% of the second step offering.
(2) Includes MRP purchases of 3.76% of the second step offering.
(3) ESOP amortized over 20 years, MRP amortized over 5 years, tax effected at: 41.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Financial Bancorp, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$208,992,550
Exchange Ratio	1.22419
2nd Step Offering Proceeds	$112,500,000
Less: Estimated Offering Expenses	2,532,644
2nd Step Net Conversion Proceeds (Including Foundation)	$109,967,356

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$109,967,356
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(8,868,634)
Less: MRP Stock Purchases (2)	(4,231,271)
Net Proceeds to be Reinvested	$96,867,451
Estimated after-tax net incremental rate of return	2.90%
Earnings Increase	$2,806,153
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(261,625)
Less: Stock Programs Vesting (3)	(499,290)
Less: Stock Option Plan Vesting (4)	(769,005)
Less: 2005 Stock Option Plan Vesting	0
Net Earnings Increase	$1,276,233

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$4,091,000	$1,276,233	$5,367,233
12 Months ended June 30, 2007 (core)	$4,239,090	$1,276,233	$5,515,323

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$138,690,000	$96,867,451	$0	$235,557,451
June 30, 2007 (Tangible)	$138,430,000	$96,867,451	$0	$235,297,451

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$1,022,747,000	$96,867,451	$0	$1,119,614,451

(1) Includes ESOP purchases of 7.88% of the second step offering.
(2) Includes MRP purchases of 3.76% of the second step offering.
(3) ESOP amortized over 20 years, MRP amortized over 5 years, tax effected at: 41.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Financial Bancorp, Inc.
At the Maximum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$240,341,430
	Exchange Ratio	1.40782
	2nd Step Offering Proceeds	$129,375,000
	Less: Estimated Offering Expenses	2,688,091
	2nd Step Net Conversion Proceeds (Including Foundation)	$126,686,909

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$126,686,909
	Less: Cash Contribution to Foundation	0
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(10,198,929)
	Less: MRP Stock Purchases (2)	(4,865,962)
	Net Proceeds to be Reinvested	$111,622,018
	Estimated after-tax net incremental rate of return	2.90%
	Earnings Increase	$3,233,578
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(300,868)
	Less: Stock Programs Vesting (3)	(574,184)
	Less: Stock Option Plan Vesting (4)	(884,356)
	Less: 2005 Stock Option Plan Vesting	0
	Net Earnings Increase	$1,474,171

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2007 (reported)	$4,091,000	$1,474,171	$5,565,171
	12 Months ended June 30, 2007 (core)	$4,239,090	$1,474,171	$5,713,261

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$138,690,000	$111,622,018	$0	$250,312,018
	June 30, 2007 (Tangible)	$138,430,000	$111,622,018	$0	$250,052,018

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$1,022,747,000	$111,622,018	$0	$1,134,369,018

(1) Includes ESOP purchases of 7.88% of the second step offering.
(2) Includes MRP purchases of 3.76% of the second step offering.
(3) ESOP amortized over 20 years, MRP amortized over 5 years, tax effected at: 41.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Financial Bancorp, Inc.
At the Supermaximum Value

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$276,392,640
	Exchange Ratio	1.61900
	2nd Step Offering Proceeds	$148,781,250
	Less: Estimated Offering Expenses	2,866,855
	2nd Step Net Conversion Proceeds (Including Foundation)	$145,914,395

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$145,914,395
	Less: Cash Contribution to Foundation	0
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(11,728,768)
	Less: MRP Stock Purchases (2)	(5,595,856)
	Net Proceeds to be Reinvested	$128,589,771
	Estimated after-tax net incremental rate of return	2.90%
	Earnings Increase	$3,725,117
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(345,999)
	Less: Stock Programs Vesting (3)	(660,311)
	Less: Stock Option Plan Vesting (4)	(1,017,009)
	Less: 2005 Stock Option Plan Vesting	0
	Net Earnings Increase	$1,701,798

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2007 (reported)	$4,091,000	$1,701,798	$5,792,798
	12 Months ended June 30, 2007 (core)	$4,239,090	$1,701,798	$5,940,888

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$138,690,000	$128,589,771	$0	$267,279,771
	June 30, 2007 (Tangible)	$138,430,000	$128,589,771	$0	$267,019,771

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$1,022,747,000	$128,589,771	$0	$1,151,336,771

(1) Includes ESOP purchases of 7.88% of the second step offering.
(2) Includes MRP purchases of 3.76% of the second step offering.
(3) ESOP amortized over 20 years, MRP amortized over 5 years, tax effected at: 41.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2007

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ABNJ	American Bancorp of NJ	948	-34	12	0	926	12,469	0.07
BFBC	Benjamin Frkln Bncrp Inc of MA	3,632	1,772	-602	0	4,802	8,086	0.59
BHLB	Berkshire Hills Bancorp of MA	11,501	5,200	-1,768	-151	14,782	8,842	1.67
BRKL	Brookline Bancorp, Inc. of MA	20,279	0	0	0	20,279	59,585	0.34
CEBK	Central Bncrp of Somerville MA	1,132	-703	239	0	668	1,640	0.41
HIFS	Hingham Inst. for Sav. of MA	4,264	0	0	0	4,264	2,119	2.01
LSBX	LSB Corp of No. Andover MA	3,404	602	-205	0	3,801	4,597	0.83
LEGC	Legacy Bancorp, Inc. of MA	1,929	1,873	-637	0	3,165	10,011	0.32
PBNY	Provident NY Bncrp, Inc. of NY	19,549	393	-134	0	19,808	41,667	0.48
WFBC	Willow Financial Bcp Inc of PA	9,311	-141	48	0	9,218	15,626	0.59

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Name	Telephone	E-Mail
Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (24)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (19)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

END